Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2015

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_____	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	2014 Financial Report

2.	4Q14 and 2014 Earnings release

3.	Board of Directors Minutes

4.	Fiscal Council Minutes

5.	Notice to Shareholders

Item 1

MANAGEMENT REPORT 2014

Dear Shareholders:

The Management of ULTRAPAR PARTICIPAÇÕES S.A. (Ultrapar) hereby submits for your appreciation the Management Report and Financial Statements for the fiscal year 2014. This information is accompanied by an independent auditors report with an unqualified opinion, which was discussed and reviewed by the Management.

COMPANY PROFILE

Ultrapar operates nationwide through its five business units, with a widespread presence in retail and distribution through Ipiranga, Ultragaz and Extrafarma - the latter was merged into Ultrapar in January 2014 - and solid positions in its specialty chemicals operations through Oxiteno and storage of liquid bulk  through Ultracargo. It also operates outside Brazil through Oxiteno, which has production units in Mexico, United States, Uruguay and Venezuela. The combination of resilience and leverage on the economic growth in its businesses units places Ultrapar in a privileged position, establishing a unique multi-business company.

Since 1999, Ultrapar's shares have been listed at the New York Stock Exchange (NYSE), with ADRs level III, and at the BM&FBOVESPA (São Paulo Securities, Commodities and Futures Exchange), and since 2011 in the Novo Mercado listing segment.

ULTRAPAR IN 2014

In 2014 Ultrapar completed 15 years as a publicly-traded company, with a history marked by large investments, pioneer spirit in corporate governance and robust and solid growth. During these 15 years, Ultrapar’s EBITDA and net earnings presented average growth of 20% and 23% per year, despite the different conditions of the Brazilian economy and the global scenario. The resilience of our businesses and our planning and execution capability acquired over the years proved to be instrumental in a more challenging environment, such as in 2014, which was characterized by a sharp slowdown in the economic activity, soaring inflation and interest rates. These fundamentals also allowed us to maintain our solid financial position, with net debt at the end of 2014 corresponding to 1.3 times EBITDA for the last 12 months, the same level presented at the end of 2013.

Ultrapar has a clear view on the factors it seeks in each initiative. Resilient demand, significant scale of operations, scope for differentiation through the offering of services and potential for consolidation are factors pursued in every investment decision. The discipline to identify these factors, combined with careful planning and execution, are elements that define the company's strategic vision.

All these factors are present in the fifth business unit added to the company in 2014, the retail pharmacy business, in which Ultrapar started to operate through Extrafarma. In January 2014, Ultrapar concluded the merger of Extrafarma, one of the leaders in its business segment in the North and Northeast regions in Brazil. The integration process of the new business unit into Ultrapar's structure and corporate culture was carried out throughout the year, as well as the process to prepare Extrafarma to accelerate the expansion in the number of stores from 2015 onwards.

With an expansion strategy of service stations based on the continued growth of the light vehicle fleet and on market consolidation opportunities, Ipiranga ended the year with 7,056 service stations, a 5% increase over 2013. This strategy has been focused mainly on the Midwest, Northeast and North regions of Brazil, where Ipiranga's network grew 12% in 2014, and where the growth in demand for fuels is greater than that observed in other regions of Brazil. Additionally, the volume sold by unbranded service stations in those regions corresponds to a larger market share compared to other regions, thus offering increased potential to expand through the conversion of unbranded service stations and the opening of new ones.

As part of a strategy of differentiation and customer loyalty, Ipiranga increased the offering of convenience and services, strengthening the marketing position of "A complete place waiting for you." The am/pm network, the largest convenience store chain in Brazil, continued its vigorous expansion, with a 9% growth in total stores, reaching 1,708 units in 2014, of which 360 include bakeries. Jet Oil network increased 8% to 1,337 franchises. The Km de Vantagens program, the largest loyalty program in Brazil, was strengthened as an important platform for customer relationship and for other initiatives of Ipiranga. In 2014, we also saw a significant growth of ConectCar, an electronic payment means for tolls, parking lots and service stations, which reached approximately 350 thousand customers, and is now available in almost all toll roads in Brazil. These initiatives contribute to the generation of increased flow at service stations. The end consumer has products and services with higher value added, the reseller enjoys an additional source of revenue and a differentiated positioning, maximizing the profitability of the chain as a whole, including Ipiranga.

Oxiteno continued with a strategy based on innovation, proximity to the customer and the growing use of renewable raw materials. In its international operations, Oxiteno continued with the expansion of its specialty chemicals plant in Mexico, strengthening its leading position in the local market.

Ultragaz took another step towards its strategy based on the growth and improvement of its reseller network, on differentiating its services with the support of innovation and also on creating new marketing channels. As an example, Ultragaz Connect was created in 2014, an application that allows the purchase of LPG bottles through smartphones and generates greater speed and safety for the consumer, as well as cost reductions for resellers. In the bulk segment, Ultragaz developed an optimized format for implementing new tank installations. The redesigned process reduces, on average, one third of the time of installation, with significant cost savings for the company and agility for the customer.

Ultracargo took advantage of the investments made in previous years in the expansion and acquisition of terminals, which ensured a better positioning to capture the accelerated growth in North and Northeast regions of Brazil. These investments have enabled Ultracargo to operate in response to an increased demand for handling automotive fuels and fuel oil.

Ultrapar invested R$ 1.2 billion in its businesses units over 2014, despite the signs of an economic slowdown. Our investments and initiatives allow us to look at the future in a realistic and, at the same time, optimistic way, even considering the impacts of a lower economic activity on the company's prospects. We plan to continue investing in 2015 at levels similar to 2014. Therefore, we reaffirm the commitment of Ultrapar, through its business activities, to continue growing and bringing prosperity to its customers, shareholders, suppliers and employees. Above all, the commitment to promote growth and grow with Brazil.

AWARDS AND RECOGNITIONS 2014
Ultrapar
- Elected one of the top ten leading companies in transparency in Brazil, according to the global scoring methodology of Carbon Disclosure Project (CDP), applied to Climate Change and the CDP Supply Chain.

- Elected the best company in investor relations of the energy sector by “IR Magazine Awards Brazil”.

- Considered the most attractive company to investors in 2013, by the “Prêmio Destaque Agência Estado Empresas” award. In 2014, it appeared among the top ten companies in such ranking for the fourth consecutive year. The company was also awarded in "Sustainability" and "Novo Mercado" categories.

- Second place among the companies that operate in the energy sector in the ranking "2014 Word's Most Admired Companies", released by Fortune magazine.

Ipiranga
- Elected the best company in the Wholesale sector by the edition of Exame's magazine “Melhores e Maiores” for the fourth consecutive year.

- Winner of the “Brazil's Most Prestigious Companies” award in 2011, 2012 and 2014 for the segment of fuels, by “Época Negócios” magazine

- Elected among the top ten “Brazil's Most Valuable Brands” award, in 2014, by “IstoÉ Dinheiro” magazine

- Outstanding position in distribution - “Most Innovative Companies in Customer Relations” award, by “Consumidor Moderno” magazine

Oxiteno
- Elected one of the top ten most innovative companies of Brazil, according to “INFO” magazine published in May 2014. More than 300 companies have applied to participate in the ranking.

- Recognized by “Guia VOCÊ S/A” magazine - The Best Companies to Work for in 2014.

- One of the winners of the 2014 Top Employers Brazil, a world-renowned certification in human resources, held by “Top Employers Institute” in more than 130 countries.

Ultragaz
- Winner of the “2014 Marketing Best Sustainability Award” for the projects "Nossa Escola é 10 (Our School is 10) and “Desenvolvimento de Cooperativas” ("Development of Cooperatives").

Ultracargo
- The Aratu terminal was recognized for its performance in Health, Safety and the Environment by Industrial Development Committee of Camaçari (Cofic).

Corporate governance, strategy and value creation

The company's corporate governance structure has been designed to create an increasingly solid, profitable and long-lasting company. This structure is marked by the alignment of interests between shareholders and managers of the various corporate levels, engaged in the continuous generation of value, in a process that began in the 1980's when Pery Igel, the then manager and main shareholder, granted shares for some executives, linked to their retention for 20 years in the company, reinforcing meritocracy and business-owner mentality. Ultrapar always had the capital markets as an important ally to enable the growth of the company, not only as a provider of funds for investments but also as a source of development and consolidation of a shared responsibility culture, based on meritocratic management and alignment of interests.

As an example, in 2014 we completed the association with Extrafarma, a transaction made possible through an exchange of shares, which enabled the integration of Extrafarma’s management team and better alignment for the purposes of this project.

Social and environmental philosophy, innovation and operational excellence

Ultrapar consolidated a vision of sustainability that, throughout its history, has become one of the company's main pillars. The strategy includes, inter alia, accountable businesses conduction and the continuous dialogue with its stakeholders. The social and environmental responsibility has always been a guideline in the evolution of Ultrapar's operations, materialized in different operational excellence programs, adapted to the respective products and services, as well as social and environmental initiatives related to work, education and culture addressed to the communities in the regions it operates.

Posto Ecoeficiente (Eco-Efficient service station), developed by Ipiranga, is one of the projects which best reflects the philosophy adopted by Ultrapar. The initiative mixes the adoption of innovative measures with the pursue for sustainability, increasing the profitability of enterprises. Postos Ecoeficientes stations add a set of solutions adopted in the construction and operation of fuel stations, which result in better use of resources, such as water and electricity, and a reduction of waste and residues. In 2014, 436 new service stations were added to the Postos Ecoeficientes network, totaling 924 service stations.

With the same perspective, in 2014 Oxiteno brought an emulsifier made from vegetable oils to the agrochemicals market, reducing the environmental impact. As differentials, the new product features, in addition to the presence of natural inputs among its ingredients, greater physical and chemical stability and lower foam generation in its application. Thus, the product increases the efficiency of agricultural defensives in citrus crops.

In the social field, in the headquarters located at Bairro Bela Vista in São Paulo, 124 employees volunteer as educators, mentors, supervisors or monitors of Ultra Formare, a program of vocational education offered free of charge to public school students in the region. The goal is to promote professional qualification through a 33-week course in order to facilitate the integration of young people into the labor market to work as commercial and administrative assistants. In 2014, Ultra Formare organized the 13th class of students, being responsible for the qualification of 233 young people since the project began, in 2002.

People

The development of human capital, one of Ultrapar's main corporate guidelines, is grounded on meritocracy and the alignment of interests. The people management model adopted by the company favors the development of leaderships, with the establishment of challenging goals and the creation of new professional growth opportunities within the various business units and areas.

The stimulus to the promotion and the job-rotation of professionals has achieved positive results in the development process of different careers and allowed the retention of talents by the company. In 2014, around one thousand employees were transferred internally between areas of the same business unit or to another within Ultrapar, expanding the scope of practice of the professionals and promoting the exchange of best practices. More than 300 thousand hours of training were also provided to Ultrapar’s employees.

Direct employees (Total number of employees on 12/31/2014: 13,973)

Customers, resellers and suppliers

At Ultrapar, the passion and respect for the customer is a philosophy of work that has guided the company. Besides that, Ultrapar maintains a strong partnership with its extensive network of suppliers and resellers based on ethical principles and on a management focused on sustainable financial results. These characteristics contribute to the longevity of its businesses, in addition to benefits extended to its partners.

Km de Vantagens maintained its position as the largest loyalty program in the Brazilian market, in 2014, with 18 million participants who have joined the program during the last five years. Consequently, it became the main relationship platform for Ipiranga, fostering a great evolution of the company's actions and communication with end customers. The partnership members also kept expanding throughout the year, exceeding the number of 70 partner companies, including cinemas, airlines, restaurants, soccer clubs, parks, performance venues and sports stores. Km de Vantagens program has registered, to date, 345 million transactions, a number that has been growing annually. More than 100 million items have been redeemed since its beginning.

Keeping the tradition of innovating in the customer relationship, Ultragaz has developed and brought to market in 2014 an application that allows consumers to order the LPG bottles by mobile phones. The novelty brought numerous benefits: for the reseller, the use of the application represents a reduction in fuel costs, higher productivity of the delivery teams and access to logistical and business management tools; for the consumer, the application reduces expenses with telephone calls and provides convenience, quality and excellence in serving their demands. Seeking greater customer loyalty, Ultragaz launched a partnership with Ipiranga to offer the Km de Vantagens to their consumers, who will enjoy the benefits already earned by Ipiranga consumers.

Extrafarma offers Club Extra, a relationship program provided to clients on the network that already has 2.4 million participants registered in its base. The initiative aims at recognizing the loyalty of its customers and to allow Extrafarma to better understand the consumption habits of its audience.

Shareholders' return and capital markets

Ultrapar ended 2014 with a market value of R$ 29 billion. At BM&FBOVESPA, Ultrapar's shares ended 2014 quoted at R$ 51.45, with an accumulated depreciation of 8% in 2013, despite the 8% growth in the EBITDA and 2% growth in net earnings, while Ibovespa index depreciated by 3%. At the NYSE, Ultrapar's shares depreciated by 19%, influenced by the devaluation of the Real against the US dollar, while the Dow Jones appreciated by 8%, as a result of signs of recovery of U.S. economy. Since its IPO, in 1999, Ultrapar’s shares recorded total shareholder return of 22% per year.

The year 2014 was marked by the sharp increase in trading liquidity of the company's shares. Ultrapar's average daily trading volume in 2014 totaled R$ 89 million/day, 27% above the average amount registered in 2013, considering the combined trading of the company's shares on the BM&FBOVESPA and the NYSE.

For the year 2014, Ultrapar declared dividends of R$ 779 million, an increase of 5% compared to the previous year. This amount represents a dividend yield of 3% on the average share price in 2014. In December 2014, a repurchase program of Ultrapar's shares of up to 6,5 million common shares was approved, representing 1.2% of the total shares outstanding of Ultrapar.

Relationship with Independent Auditors

The policies of Ultrapar and its subsidiaries in hiring the services of independent auditors aim to ensure there is no conflict of interest and loss of independence or objectivity and are based on principles that preserve the auditor's independence.

In the year ended December 31, 2014, Ultrapar and its subsidiaries did not hire from their independent auditors any job not directly related to the auditing of the financial statements. The total amount of fees to the independent auditors regarding audit services related to the financial statements of 2014 was R$ 4.6 million.

Deloitte Touche Tohmatsu began its external audit services for Ultrapar in 2012.

4

ANALYSIS OF FINANCIAL PERFORMANCE IN 2014

Standards and criteria applied in the preparation of the information

The financial information presented in this document has been extracted from the financial statements for the year ended December 31, 2014, which were prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), and according to the pronouncements issued by the Accounting Pronouncements Committee ("CPC"), and presented in accordance with the standards issued by the Brazilian Securities Commission ("CVM"). The financial information of Ultrapar corresponds to the company's consolidated information. Information of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated information of Ultrapar. In addition, the financial and operational information presented in this document is subject to rounding off and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

In September 2013, Ultrapar entered into an association agreement with Extrafarma. The transaction was closed on January 31, 2014 upon the approval of the association by the Extraordinary General Meetings of Ultrapar and Extrafarma. Extrafarma's results were consolidated in Ultrapar's financial statements as from February 1, 2014. Consequently, Ultrapar's financial statements for the periods prior to February 1, 2014 do not include Extrafarma's results and its operational data included in this release refer, for the year 2014, exclusively to the months from February to December 2014. With the purpose of providing a comparison basis for analysis of the evolution in the performance of Extrafarma, we present its results for 2013 including the months from February to December 2013.

EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT – Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA from net earnings is presented below:

R$ million	2014	2013	Δ (%)
			2014x2013
Net income	1,251	1,229	2%
(+) Income tax and social contribution	573	573
(+) Net financial expense (revenue)	445	338
(+) Depreciation and amortization	888	779
EBITDA	3,158	2,918	8%

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization, presented in accordance with ICVM 527. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, besides being a directly or indirectly related measure to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in note 14 to the financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income tax and social contribution, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income tax and social contribution, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes and depreciation and amortization.

5

Comparative performance 2014-2013
(R$ million)

	2014						2013
	Ultrapar	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma1	Ultrapar	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma1
Net revenue from sales and services	67,736	58,830	3,414	4,091	346	1,101	60,940	53,384	3,278	3,982	332	955
Cost of products and services sold	(62,305)	(55,339)	(2,625)	(3,479)	(142)	(752)	(56,165)	(50,190)	(2,480)	(3,398)	(134)	(667)
Gross profit	5,432	3,491	789	613	205	349	4,775	3,194	798	584	198	288
Selling, marketing, general and administrative expenses	(3,289)	(1,871)	(523)	(444)	(94)	(332)	(2,769)	(1,760)	(487)	(432)	(94)	(238)
Other operating income, net	107	96	(0)	2	8	2	98	96	(3)	(1)	5	(5)
Income from disposal of assets	37	42	(2)	(2)	(1)	(1)	40	44	0	(4)	(0)	0
Operating income	2,287	1,758	264	169	117	17	2,144	1,575	309	147	109	45

EBITDA	3,158	2,288	404	306	167	30	2,918	2,030	441	281	158	54
Depreciation and amortization	888	529	139	136	49	13	779	454	132	133	47	8
Share of profit of subsidiaries and associates	(16)	1	1	0	0	-	(5)	1	0	(0)	1	-

The financial information of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is presented without eliminations of intercompany transactions.
1	For 11-month period (February to December)

ECONOMIC AND OPERATIONAL ENVIRONMENT

Deterioration of macroeconomic environment continued in 2014, as in 2013. The scenario was formed by the combination of inflation above the target, weak economic activity, expansionary fiscal policy and rising interest rates. With the purpose of curbing the growing inflation rates verified over the year, the Brazilian Central Bank raised the basic interest rate of the economy, from 10% at the end of 2013 to 11.75% at the end of 2014. GDP growth expectations in 2014, measured by the Central Bank’s Focus report, started the year with a perspective of 2.0% and are currently pointing towards a negative progression. Despite the weak performance of the Brazilian economy, in contrast to a rebound of the U.S. economy, the Real remained relatively stable against the dollar until third quarter, when the devaluation started. The average Real to dollar exchange rate in 2014 was R$ 2.35/US$ compared to R$ 2.16/US$ in 2013, but reaching R$ 2.66/US$ by the end of 2014. The number of light vehicles licensed totaled 3.3 million in 2014, which lead to a 6% growth of the fleet in 2014. Sales in the retail pharmacy sector, according to data from members of Abrafarma, grew 13% in 2014, continuing the growth seen in recent years.

Operational performance
At Ipiranga, the volume sold in 2014 increased by 3.5% over 2013, totaling 25,614 thousand cubic meters. In 2014, sales volume of gasoline, ethanol and natural gas for vehicles (Otto cycle) increased by 8% compared to 2013, as a result of an estimated 6% growth of the light vehicles fleet and investments made in new service stations and conversion of unbranded service stations. The total volume of diesel remained stable, with an increase of 3% in the reseller segment, which is the result of investments for the expansion of the network, offset by the weak performance of the economy. At Oxiteno, specialty chemicals sales reached 673 thousand tons in 2014, a 2% drop compared to the previous year, mainly due to the slowdown of the Brazilian economy and the decision to reduce the level of operations in Venezuela since the beginning of 2014, as a result of the limitations in importing raw material in that country. The reduction in specialty chemicals was offset by the increase of 21% in sales of glycols, and Oxiteno's total volume sold remained stable compared to 2013. The growth in the volume of glycols is mainly derived from a lower level of sales of this product in 2013, due to a scheduled stoppage in the Camaçari petrochemical complex in the second semester of 2013. Ultragaz's sales volume reached 1,711 thousand tons in 2014, an increase of 1% over 2013, due to growth of 2% in the bottled segment and growth in small- and medium-business and residential condominiums, due to commercial initiatives focused on convenience and services. Ultracargo's average storage grew 3% compared to 2013, driven by higher demand of fuel oil for thermoelectric plants and automotive fuels, which were made possible by investments made in recent years. Extrafarma ended the year with 223 stores in the North and Northeast regions, a 14% growth compared to the end of 2013.

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Ipiranga – Sales volume (thousand m³)		Oxiteno – Sales volume (thousand tons)

Ultragaz – Sales volume (thousand tons)	Ultracargo – Average storage (thousand m³)	Extrafarma – number and maturation profile of stores

Net revenue from sales and services
Ultrapar's net revenue from sales and services totaled R$ 67,736 million in 2014, an 11% growth over 2013. In the same comparison, Ipiranga's net sales and services increased by 10% due to (i) increased sales volume, (ii) the rise in diesel, gasoline and, consequently, ethanol costs, (iii) improved sales mix, resulting from investments in the expansion of the service station network, which enabled an increased share of Otto cycle and of diesel sold through the reseller segment and (iv) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Oxiteno reported growth of 4% in net sales and services, primarily due to the 9% weaker Real, partially offset by the increased share of commodities in sales mix and lower international prices of glycols. Ultragaz's net sales and services totaled R$ 4,091 million in 2014, 3% higher than that in 2013, mainly as a result of the growth in the sales volume in bottled segment and commercial initiatives. Ultracargo's net sales and services totaled R$ 346 million, up 4% over 2013, mainly derived from the increased average storage. Extrafarma's net sales and services grew by 15% due to the higher average number of stores and the 8% increase in same store sales (sales in stores with more than 12 months).

Cost of products and services sold
The cost of products sold and services provided by Ultrapar was R$ 62,305 million in 2014, an increase of 11% compared to 2013. The cost of goods sold by Ipiranga was 10% higher than in 2013, mainly due to increased sales volume and the rise in diesel and gasoline costs by Petrobras and, consequently, increased ethanol costs. Oxiteno's cost of products sold presented a 6% increase over 2013, mainly due to the 9% weaker Real, partially offset by a 4% reduction in unit variable costs in dollar. The cost of products sold by Ultragaz was 2% higher compared to 2013, due to (i) increased sales volume, (ii) the effects of inflation on costs and (iii) the requalification of an increased number of LPG bottles, partially offset by initiatives implemented for cost reduction over the year. The cost of the services provided by Ultracargo increased by 6% compared to 2013, due to the increased average storage and the effects of inflation on costs, mainly personnel expenses. The cost of products sold by Extrafarma increased by 13% over 2013, due to increased sales and the annual adjustment in the prices of medicines, set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED).

Gross profit
Ultrapar reported gross profit of R$ 5,432 million in 2014, a growth of 14% compared to 2013, due to the increase in gross profits in all businesses units, except in Oxiteno.

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Selling, marketing, general and administrative expenses
Ultrapar's selling, marketing, general and administrative expenses amounted to R$ 3,289 million in 2014, a growth of 19% compared to 2013. Ipiranga's selling, marketing, general and administrative expenses increased by 6% compared to 2013 due to (i) increased sales volume, (ii) the expansion of the distribution network, (iii) the effects of inflation on expenses and (iv) the increase of diesel costs on freight. Oxiteno's selling, marketing, general and administrative expenses increased by 7% compared to 2013 due to (i) increased logistics expenses, mainly as a result of increases in diesel prices and the depreciation of the Real, (ii) the effects of inflation on expenses, partially offset by lower variable compensation in line with the earnings progression. Ultragaz's selling, marketing, general and administrative expenses increased by 3% compared to 2013 mainly due to (i) the effects of inflation on personnel and freight expenses and (ii) the increase in variable compensation, in line with the earnings progression, effects partially offset by initiatives for expense reduction. Ultracargo's selling, marketing, general and administrative expenses remained stable, with the effects of inflation on expenses offset by lower expenses with projects. Extrafarma's sales, general, administrative and commercial expenses increased by 40% mainly due to (i) the 14% increase in the average number of drugstores, (ii) above-inflation increases on unit expenses with personnel and (iii) expenses with the integration with Ultrapar and the structuring of Extrafarma for a more accelerated growth in the amount of R$ 39 million.

Other operating income, net
Ultrapar recorded R$ 107 million of net revenue in other operating income in 2014, R$ 9 million above the result recorded in 2013.

Income from disposal of assets
Ultrapar recorded in 2014 a net revenue from the sale of assets of R$ 37 million, R$ 3 million less than the result recorded in 2013.

EBITDA
Ultrapar's consolidated EBITDA amounted to R$ 3,158 million in 2014, up 8% compared to 2013. Ipiranga reported EBITDA of R$ 2,288 million in 2014, a growth of 13% from 2013, primarily due to (i) increased sales volume in Otto cycle and diesel sold through the reseller segment, with an improved sales mix, (ii) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty and (iii) the initiatives to reduce the gray market in the ethanol market, mainly on the Midwest, Northeast and North regions of Brazil. Oxiteno's EBITDA totaled R$ 404 million, a 8% drop compared to 2013, due to (i) lower sales volume of specialty chemicals, (ii) the reduction in the international prices of glycols and (iii) the decision to reduce the level of operations in Venezuela since the beginning of the year, partially compensated by the 9% weaker Real. Ultragaz's EBITDA totaled R$ 306 million, 9% higher than that in 2013, mainly due to increased sales volume, commercial initiatives and reduction in costs and expenses. Ultracargo reached an EBITDA of R$ 167 million in 2014, an increase of 6% compared to the previous year, explained mainly by the increased average storage. Extrafarma reported EBITDA of R$ 30 million, a 45% decrease compared to 2013, due to planned expenses with integration and structuring for a more accelerated growth in the amount of R$ 39 million, partially offset by the increased average number of drugstores and the growth in same store sales.

EBITDA
 (R$ million)

Depreciation and amortization
Total costs and expenses with depreciation and amortization in 2014 was R$ 888 million, R$ 109 million or 14% higher than in 2013, due to the investments made over the period.

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Operating income
Ultrapar reported an operating income of R$ 2,287 million in 2014, a growth of 7% compared to 2013, due to the higher operating income obtained in all business units, except in Oxiteno.

Financial results
Ultrapar's financial results corresponded to net expenses of R$ 445 million in 2014, an increase of R$ 107 million compared to 2013, primarily due to the higher CDI during the period and increased average net debt.

Net income for the year
Ultrapar's consolidated net income for 2014 reached R$ 1,251 million, 2% above the net income reported in 2013, mainly due to the EBITDA growth between the periods, partially offset by the increase in financial expenses and higher expenses and costs with depreciation and amortization, as a result of investments made over the period.

Indebtedness
Ultrapar ended the year 2014 with a gross debt of R$ 8,375 million and R$ 4,400 million in cash and cash equivalents, resulting in a net debt of R$ 3,975 million, an increase of R$ 549 million compared to 2013, in line with the company's growth. Ultrapar's net debt at the end of 2014 corresponds to 1.3x last 12 months EBITDA, stable compared to the ratio at the end of 2013.

Investments and outlook
In 2014, Ultrapar maintained its investment strategy focused on the continued growth of scale and competitiveness, better serving an increasing number of customers. Investments, net of disposals, totaled R$ 1,220 million in organic investments, R$ 720 million in the acquisition of Extrafarma and R$ 28 million of investments in ConectCar.

At Ipiranga, R$ 815 million were invested as follows (i) R$ 354 million in the expansion of its service stations network (through the conversion of service stations and the opening of new ones) and am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$ 67 million in the expansion of its logistics infrastructure to support the growing demand, through the construction and expansion of logistics facilities, (iii) R$ 73 million in the modernization of its operations, mainly in the logistics facilities and information systems, and (iv) R$ 321 million in maintenance of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of the total amount invested, R$ 810 million were related to property, plant, equipment and intangible assets and R$ 5 million were related to the financing to clients, net of repayments.

For Oxiteno, the total investments in 2014 amounted to R$ 114 million, mainly in continuing the expansion of its production capacity in Coatzacoalcos, Mexico, as well as in the maintenance of its production facilities.

At Ultragaz, R$ 181 million were invested, directed mainly to new customers of the bulk segment, renewal of LPG bottles and maintenance of the bottling facilities, plus R$ 10 million for the construction of a new bottling facility in São Luís (MA).

In 2014, Ultracargo invested R$ 26 million, mainly directed towards modernization and maintenance of terminals.

Extrafarma invested R$ 57 million in the opening of new stores, maintenance and the construction of a new distribution center in the state of Ceará.

Ultrapar's investment plan for 2015 approved by the Board of Directors, excluding acquisitions, amounts to R$ 1,418 million, which demonstrates the continuity of good opportunities to grow through increased scale and productivity gains, as well as modernization of existing operations. Out of the total, R$ 922 million will be invested by Ipiranga: (i) R$ 357 million to maintain the pace of expansion of its distribution network (through the conversion of unbranded service stations and the opening of new ones) and of am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, and in new distribution centers to supply the convenience stores, (ii) R$ 75 million in the expansion of its logistics infrastructure to support the growing demand, mainly through the construction of logistics facilities, and (iii) R$ 142 million in modernization, mainly in logistics facilities and IT systems and (iv) R$ 348 million in the maintenance of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Oxiteno plans to invest R$ 121 million primarily in the maintenance of its production plants. Ultragaz plans to invest R$ 187 million to capture new customers in the bulk segment, and in the construction, expansion and maintenance of bottling facilities. Ultracargo plans to invest R$ 49 million, especially in the modernization, adjustment and maintenance of the infrastructure of its existing terminals and in the potential expansion of the Itaqui terminal, which shall start operating in 2016. Finally, in Extrafarma R$ 112 million in investments are planned, mainly in the acceleration of new drugstore openings and in the maintenance of its activities.

9

Organic investments breakdown (R$ million)

Even facing a challenging economic environment, Ultrapar remains confident in achieving a sustainable growth trajectory, supported by the characteristics of the markets in which it operates and by the consistent planning and execution of the strategic initiatives in each one of its business units.

In this context, we might continue reaping benefits of investments made recently and planned for 2015, maintaining the growth and prominence achieved in the segments we operate.

We thank our shareholders, customers, employees, suppliers, service providers and other stakeholders for another year of growth together.

10

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Individual and Consolidated
Financial Statements
for the Year Ended
December 31, 2014 and
Independent Auditors’ Report
on Financial Statements

Deloitte Touche Tohmatsu Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated Financial Statements
for the Years Ended December 31, 2014 and 2013

Table of Contents

Independent Auditors’ Report on Financial Statements	3 – 4

Balance Sheets	5 – 6

Income Statements	7 – 8

Statements of Comprehensive Income	9 – 10

Statements of Changes in Equity	11 – 12

Statements of Cash Flows - Indirect Method	13 – 14

Statements of Value Added	15

Notes to the Financial Statements	16 – 95

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT ON FINANCIAL STATEMENTS

To the Shareholders, Board of Directors and Management of
Ultrapar Participações S.A.
São Paulo - SP

We have audited the accompanying individual and consolidated financial statements of Ultrapar Participações S.A. (the “Company”), identified as Parent and Consolidated, respectively, which comprise the balance sheet as of December 31, 2014, and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Company’s Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards - IFRSs, as issued by the International Accounting Standards Board - IASB, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and international standards on auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Ultrapar Participações S.A. as of December 31, 2014, its individual and consolidated financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with IFRSs, as issued by the IASB.

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2014, prepared under the responsibility of the Company’s Management, the presentation of which is required by Brazilian corporate law for publicly-traded companies, and as supplemental information for IFRSs, that do not require the presentation of DVA. These statements were subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 25, 2015

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of December 31, 2014 and 2013

(In thousands of Brazilian Reais)
		Parent		Consolidated
Assets	Note	2014	2013	2014	2013
Current assets
Cash and cash equivalents	4	119,227	110,278	2,827,369	2,276,069
Financial investments	4	67,864	264	1,441,813	1,149,132
Trade receivables, net	5	-	-	2,604,101	2,321,537
Inventories, net	6	-	-	1,925,002	1,592,513
Recoverable taxes, net	7	30,713	27,067	593,462	479,975
Dividends receivable		448,233	296,918	-	177
Other receivables		15,881	1,349	43,342	19,361
Prepaid expenses, net	10	39	1,907	67,268	65,177
Total current assets		681,957	437,783	9,502,357	7,903,941
Non-current assets
Financial investments	4	-	-	130,940	118,499
Trade receivables, net	5	-	-	143,806	124,478
Related parties	8.a	806,456	772,194	10,858	10,858
Deferred income and social contribution taxes	9.a	1,479	395	462,573	376,132
Recoverable taxes, net	7	23,122	21,464	75,404	37,365
Escrow deposits	23	148	148	696,835	614,912
Other receivables		-	-	5,832	6,634
Prepaid expenses, net	10	-	-	131,228	97,805
		831,205	794,201	1,657,476	1,386,683

Investments
In subsidiaries	11.a	7,099,524	6,112,193	-	-
In joint-ventures	11.a;11.b	24,076	22,751	54,508	44,386
In associates	11.c	-	-	13,143	11,741
Other		-	-	2,814	2,814
Property, plant, and equipment, net	12	-	-	5,091,971	4,860,225
Intangible assets, net	13	246,163	246,163	3,158,113	2,168,755
		7,369,763	6,381,107	8,320,549	7,087,921

Total non-current assets		8,200,968	7,175,308	9,978,025	8,474,604

Total assets		8,882,925	7,613,091	19,480,382	16,378,545

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of December 31, 2014 and 2013

(In thousands of Brazilian Reais)
		Parent		Consolidated
Liabilities	Note	2014	2013	2014	2013
Current liabilities
Loans	14	-	-	2,554,730	1,767,824
Debentures	14.g	874,312	53,287	884,900	60,377
Finance leases	14.j	-	-	2,734	1,788
Trade payables	15	536	1,133	1,279,502	968,950
Salaries and related charges	16	158	141	294,579	297,654
Taxes payable	17	110	24	138,835	116,322
Dividends payable	20.g	213,301	237,938	218,375	242,207
Income and social contribution taxes payable		-	559	134,399	113,922
Post-employment benefits	24.b	-	-	11,419	11,922
Provision for asset retirement obligation	18	-	-	4,598	3,449
Provision for tax, civil, and labor risks	23.a	-	-	64,169	69,306
Other payables		236	320	80,392	93,040
Deferred revenue	19	-	-	23,450	17,731
Total current liabilities		1,088,653	293,402	5,692,082	3,764,492
Non-current liabilities
Loans	14	-	-	3,489,586	3,697,999
Debentures	14.g	-	799,197	1,398,952	1,399,035
Finance leases	14.j	-	-	44,310	42,603
Related parties	8.a	-	-	4,372	3,872
Subscription warrants – indemnification	3.a	92,072	-	92,072	-
Deferred income and social contribution taxes	9.a	-	-	152,847	101,499
Provision for tax, civil, and labor risks	23.a	4,201	531	623,272	569,714
Post-employment benefits	24.b	-	-	108,372	99,374
Provision for asset retirement obligation	18	-	-	66,204	66,212
Other payables		-	-	74,009	77,725
Deferred revenue	19	-	-	7,709	9,134
Total non-current liabilities		96,273	799,728	6,061,705	6,067,167
Shareholders’ equity
Share capital	20.a	3,838,686	3,696,773	3,838,686	3,696,773
Capital reserve	20.c	547,462	20,246	547,462	20,246
Revaluation reserve	20.d	5,848	6,107	5,848	6,107
Profit reserves	20.e	3,169,704	2,706,632	3,169,704	2,706,632
Treasury shares	20.b	(103,018)	(114,885)	(103,018)	(114,885)
Additional dividends to the minimum mandatory dividends	20.g	188,976	161,584	188,976	161,584
Valuation adjustments	2.c;2.o; 20.f	7,149	5,428	7,149	5,428
Cumulative translation adjustments	2.c;2.r;20.f	43,192	38,076	43,192	38,076
Shareholders’ equity attributable to:
Shareholders of the Company		7,697,999	6,519,961	7,697,999	6,519,961
Non-controlling interests in subsidiaries		-	-	28,596	26,925
Total shareholders’ equity		7,697,999	6,519,961	7,726,595	6,546,886
Total liabilities and shareholders’ equity		8,882,925	7,613,091	19,480,382	16,378,545

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the years ended December 31, 2014 and 2013

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	2014	2013	2014	2013
Net revenue from sales and services	25	-	-	67,736,298	60,940,246
Cost of products and services sold	26	-	-	(62,304,631)	(56,165,382)

Gross profit		-	-	5,431,667	4,774,864

Operating income (expenses)
Selling and marketing	26	-	-	(2,158,659)	(1,756,376)
General and administrative	26	(42,566)	(1,163)	(1,130,303)	(1,012,316)
Gain on disposal of property, plant and equipment and intangibles	28	56,389	5	36,978	40,280
Other operating income, net	27	-	1,254	106,914	97,581

Operating income before financial income (expenses) and share of profit of subsidiaries and joint ventures		13,823	96	2,286,597	2,144,033
Financial income	29	131,889	120,245	366,009	240,562
Financial expenses	29	(94,795)	(86,296)	(811,416)	(578,167)
Share of profit (loss) of subsidiaries, joint ventures and associates	11	1,208,325	1,262,503	(16,489)	(4,993)

Income before income and social contribution taxes		1,259,242	1,296,548	1,824,701	1,801,435

Income and social contribution taxes
Current	9.b	(18,763)	(71,757)	(615,148)	(534,481)
Deferred	9.b	1,084	352	(21,745)	(90,996)
Tax incentives	9.b;9.c	-	-	63,405	52,755
		(17,679)	(71,405)	(573,488)	(572,722)

Net income for the year		1,241,563	1,225,143	1,251,213	1,228,713

Net income for the year attributable to:
Shareholders of the Company		1,241,563	1,225,143	1,241,563	1,225,143
Non-controlling interests in subsidiaries		-	-	9,650	3,570

Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	30	2.2753	2.2938	2.2753	2.2938
Diluted	30	2.2592	2.2840	2.2592	2.2840

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the years ended December 31, 2014 and 2013

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	2014	2013	2014	2013
Net income for the year attributable to shareholders of the Company		1,241,563	1,225,143	1,241,563	1,225,143
Net income for the year attributable to non-controlling interests in subsidiaries		-	-	9,650	3,570

Net income for the year		1,241,563	1,225,143	1,251,213	1,228,713

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of available for sale financial instruments	2.c;20.f	46	(18)	46	(18)
Cumulative translation adjustments, net of hedge of net investments in foreign operations	2.c; 2.r; 20.f	5,116	25,455	5,116	25,455

Items that are not subsequently reclassified to profit or loss:
Actuarial gains of post-employment benefits		1,675	18,061	1,675	18,063

Total comprehensive income for the year		1,248,400	1,268,641	1,258,050	1,272,213
Total comprehensive income for the year attributable to shareholders of the Company		1,248,400	1,268,641	1,248,400	1,268,641
Total comprehensive income for the year attributable to non-controlling interest in subsidiaries		-	-	9,650	3,572

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries
Statements of Changes in Equity
For the years ended December 31, 2014 and 2013
 (In thousands of Brazilian Reais, except dividends per share)

					Profit reserve			Cumulative other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Reval- uation reserve of subsid-iaries	Legal reserve	Invest- ments statutory reserve	Retention of profits	Valua-tion adjust-ments	Cumu- lative trans-lation adjust-ments	Retained earnings	Treasury shares	Additional dividends to the minimum manda- tory dividends	Share- holders of the Company	Non-control- ling interests in subsidi- aries	Consoli- dated share- holders’ equity

Balance as of December 31, 2012		3,696,773	20,246	6,713	273,842	617,641	1,333,066	(12,615)	12,621	-	(114,885)	147,195	5,980,597	25,481	6,006,078

Net income for the year		-	-	-	-	-	-	-	-	1,225,143	-	-	1,225,143	3,570	1,228,713
Other comprehensive income:
Fair value adjustments of available for sale financial instruments	2.c; 20.f	-	-	-	-	-	-	(18)	-	-	-	-	(18)	-	(18)
Actuarial gains of post-employment benefits, net	2.o; 20.f	-	-	-	-	-	-	18,061	-	-	-	-	18,061	2	18,063
Currency translation of foreign subsidiaries	2.r; 20.f	-	-	-	-	-	-	-	25,455	-	-	-	25,455	-	25,455
Total comprehensive income for the year		-	-	-	-	-	-	18,043	25,455	1,225,143	-	-	1,268,641	3,572	1,272,213

Realization of revaluation reserve of subsidiaries	20.d	-	-	(606)	-	-	-	-	-	606	-	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	-	-	-	-	-	-	-	-	(139)	-	-	(139)	-	(139)
Transfer to investments reserve		-	-	-	-	467	-	-	-	(467)	-	-	-	-	-
Approval of additional dividends by the Shareholders’ Meeting	20.g	-	-	-	-	-	-	-	-	-	-	(147,195)	(147,195)	-	(147,195)
Additional dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(4,295)	(4,295)
Prescribed dividends of non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	4,097	4,097
Proposed dividends of non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(1,930)	(1,930)
Allocation of net income:
Legal reserve	20.e;20.g	-	-	-	61,257	-	-	-	-	(61,257)	-	-	-	-	-
Interim dividends (R$ 0.66 per share of the Company)	20.g	-	-	-	-	-	-	-	-	(354,032)	-	-	(354,032)	-	(354,032)
Proposed dividends (R$ 0.71 per share of the Company)	20.g	-	-	-	-	-	-	-	-	(389,495)	-	161,584	(227,911)	-	(227,911)
Retention of profits	20.e;20.g	-	-	-	-	420,359	-	-	-	(420,359)	-	-	-	-	-

Balance as of December 31, 2013		3,696,773	20,246	6,107	335,099	1,038,467	1,333,066	5,428	38,076	-	(114,885)	161,584	6,519,961	26,925	6,546,886

Ultrapar Participações S.A. and Subsidiaries
Statements of Changes in Equity
For the years ended December 31, 2014 and 2013
 (In thousands of Brazilian Reais, except dividends per share)

					Profit reserve			Cumulative other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Reval-uation reserve of subsid-iaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumula- tive transla- tion adjust-ments	Retained earnings	Treasury shares	Addi-tional dividends to the minimum manda tory dividends	Share- holders of the Company	Non-control-ling interests in subsidi-aries	Consoli- dated share-holders’ equity

Balance as of December 31, 2013		3,696,773	20,246	6,107	335,099	1,038,467	1,333,066	5,428	38,076	-	(114,885)	161,584	6,519,961	26,925	6,546,886
Net income for the year		-	-	-	-	-	-	-	-	1,241,563	-	-	1,241,563	9,650	1,251,213
Other comprehensive income:
Fair value adjustments of available for sale financial instruments	2.c; 20.f	-	-	-	-	-	-	46	-	-	-	-	46	-	46
Actuarial gains of post-employment benefits, net	2.o; 20.f	-	-	-	-	-	-	1,675	-	-	-	-	1,675	-	1,675
Currency translation of foreign subsidiaries hedge of net investments in foreign operation	2.c; 2.r; 20.f	-	-	-	-	-	-	-	5,116	-	-	-	5,116	-	5,116
Total comprehensive income for the year		-	-	-	-	-	-	1,721	5,116	1,241,563	-	-	1,248,400	9,650	1,258,050

Increase in share capital	3.a; 20.a	141,913	-	-	-	-	-	-	-	-	-	-	141,913	-	141,913
Share issue costs	3.a; 20.c	-	498,812	-	-	-	-	-	-	-	-	-	498,812	-	498,812
Costs directly attributable to issuing new shares	20.c	-	(2,260)	-	-	-	-	-	-	-	-	-	(2,260)	-	(2,260)
Sale of treasury shares		-	30,664	-	-	-	-	-	-	-	11,867	-	42,531	-	42,531
Realization of revaluation reserve of subsidiaries	20.d	-	-	(259)	-	-	-	-	-	259	-	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	-	-	-	-	-	-	-	-	(32)	-	-	(32)	-	(32)
Transfer to investments reserve		-	-	-	-	227	-	-	-	(227)	-	-	-	-	-
Dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(2,714)	(2,714)
Acquisition of non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(106)	(106)
Additional dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(5,159)	(5,159)
Approval of additional dividends by the Shareholders’ Meeting	20.g	-	-	-	-	-	-	-	-	-	-	(161,584)	(161,584)	-	(161,584)
Allocation of net income:
Legal reserve	20.e; 20.g	-	-	-	62,078	-	-	-	-	(62,078)	-	-	-	-	-
Interim dividends (R$ 0.71 per share of the Company)	20.g	-	-	-	-	-	-	-	-	(389,554)	-	-	(389,554)	-	(389,554)
Proposed dividends (R$ 0.71 per share of the Company)	20.g	-	-	-	-	-	-	-	-	(389,164)	-	188,976	(200,188)	-	(200,188)
Retention of profits	20.e; 20.g	-	-	-	-	400,767	-	-	-	(400,767)	-	-	-	-	-

Balance as of December 31, 2014		3,838,686	547,462	5,848	397,177	1,439,461	1,333,066	7,149	43,192	-	(103,018)	188,976	7,697,999	28,596	7,726,595

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows - Indirect Method

For the years ended December 31, 2014 and 2013

(In thousands of Brazilian Reais)

		Parent			Consolidated
	Note	2014		2013	2014	2013
Cash flows from operating activities
Net income for the year		1,241,563		1,225,143	1,251,213	1,228,713
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	11	(1,208,325)		(1,262,503)	16,489	4,993
Depreciation and amortization	12;13	22,896		-	887,827	778,937
PIS and COFINS credits on depreciation	12;13		-	-	12,667	12,368
Asset retirement obligation	18		-	-	(4,026)	(5,435)
Interest, monetary, and foreign exchange rate variations		97,965		(2,852)	964,788	612,095
Deferred income and social contribution taxes	9.b	(1,084)		(352)	21,745	90,996
Gain on disposals of property, plant and equipment and intangibles	28	(56,389)		(5)	(36,978)	(40,280)
Others		-		-	3,924	(172)

Dividends received from subsidiaries and joint-ventures		1,068,332		374,061	2,039	4,319

(Increase) decrease in current assets
Trade receivables	5	-		-	(212,325)	(8,357)
Inventories	6	-		-	(184,339)	(298,930)
Recoverable taxes	7	(3,646)		36,199	(106,778)	(2,016)
Other receivables		(2,310)		(1,035)	(8,209)	1,102
Prepaid expenses	10	1,868		(1,907)	8,116	(11,366)

Increase (decrease) in current liabilities
Trade payables	15	(597)		956	192,061	(328,785)
Salaries and related charges	16	17		3	(19,614)	45,128
Taxes payable	17	86		(3,035)	19,086	8,649
Income and social contribution taxes		-		939	437,068	350,813
Post-employment benefits	24.b	-		-	(503)	1,887
Provision for tax, civil, and labor risks	23.a	-		-	(5,137)	19,792
Other payables		(84)		106	(20,972)	36,587
Deferred revenue	19	-		-	568	(323)

(Increase) decrease in non-current assets
Trade receivables	5	-		-	(19,328)	13,031
Recoverable taxes	7	(1,658)		4,535	(38,039)	11,705
Escrow deposits		-		84	(80,639)	(81,183)
Other receivables		-		-	802	2,221
Prepaid expenses	10	-		-	461	(18,153)

Increase (decrease) in non-current liabilities
Post-employment benefits	24.b	-		-	9,521	8,283
Provision for tax, civil, and labor risks	23.a	16		12	(11,959)	18,751
Other payables		-		-	(10,814)	(21,839)
Deferred revenue	19	-		-	(1,425)	(719)

Income and social contribution taxes paid		(559)		(380)	(416,594)	(312,126)

Net cash provided by operating activities		1,158,091		369,969	2,650,696	2,120,686

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries Statements of Cash Flows - Indirect Method For the years ended December 31, 2014 and 2013 (In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	2014	2013	2014	2013
Cash flows from investing activities
Financial investments, net of redemptions		(67,600)	(48)	(305,123)	(156,917)
Acquisition of subsidiaries, net		-	-	-	(6,033)
Cash and cash equivalents of acquired subsidiaries	3.a	-	-	9,123	-
Acquisition of property, plant, and equipment	12	-	-	(705,936)	(661,215)
Acquisition of intangible assets	13	-	-	(608,881)	(542,936)
Capital increase in subsidiaries	11.a	(236,100)	(350,000)	-	-
Capital increase in joint ventures	11.b	-	-	(28,500)	(24,945)
Capital reduction to associates	11.c	-	-	-	1,500
Capital reduction to subsidiaries	11.a	-	700,000	-	-
Proceeds from disposal of property, plant and equipment and intangibles	28	-	5	99,087	102,646

Net cash provided by (used in) investing activities		(303,700)	349,957	(1,540,230)	(1,287,900)

Cash flows from financing activities
Loans and debentures
Borrowings	14	-	-	1,815,562	1,446,024
Repayments	14	-	-	(925,356)	(760,626)
Interest paid	14	(75,489)	(66,665)	(639,122)	(548,497)
Payment of financial lease	14.j	-	-	(5,545)	(4,348)
Dividends paid		(775,962)	(705,192)	(783,021)	(711,410)
Acquisition of non-controlling interests of subsidiaries		-	-	(106)	-
Sale of treasury shares		42,531	-	-	-
Share issue costs	20.c	(2,260)	-	(2,260)	-
Related parties		(34,262)	85,228	500	-

Net cash used in financing activities		(845,442)	(686,629)	(539,348)	(578,857)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		-	-	(19,818)	1,026

Increase in cash and cash equivalents		8,949	33,297	551,300	254,955

Cash and cash equivalents at the beginning of the year	4	110,278	76,981	2,276,069	2,021,114

Cash and cash equivalents at the end of the year	4	119,227	110,278	2,827,369	2,276,069

Additional information - transactions that do not affect cash and cash equivalents:
Extrafarma acquisition – capital increase and subscription warrants	3.a	719,926	-	719,926	-
Extrafarma acquisition – gross debt assumed on the closing date	3.a	-	-	207,911	-

 The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the years ended December 31, 2014 and 2013

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	2014	%	2013	%	2014	%	2013	%
Revenue
Gross revenue from sales and services, except rents and royalties	25	-		-		69,566,696		62,516,481
Rebates, discounts, and returns	25	-		-		(302,915)		(267,714)
Allowance for doubtful accounts - Reversal (allowance)		-		-		(22,124)		(8,758)
Income from disposal of assets	28	56,389		5		36,978		40,280
		56,389		5		69,278,635		62,280,289

Materials purchased from third parties
Raw materials used		-		-		(3,817,076)		(2,931,335)
Cost of goods, products, and services sold		-		-		(58,242,795)		(53,018,066)
Third-party materials, energy, services, and others		(14,566)		(6,022)		(1,797,086)		(1,608,325)
Reversal of impairment losses		-		10,899		(4,405)		14,184
		(14,566)		4,877		(63,861,362)		(57,543,542)

Gross value added		41,823		4,882		5,417,273		4,736,747

Deductions
Depreciation and amortization		(22,896)		-		(887,827)		(778,937)
PIS and COFINS credits on depreciation		-		-		(12,667)		(12,368)
		(22,896)		-		(900,494)		(791,305)

Net value added by the Company		18,927		4,882		4,516,779		3,945,442

Value added received in transfer
Share of profit of subsidiaries, joint-ventures, and associates	11	1,208,325		1,262,503		(16,489)		(4,993)
Dividends and interest on equity at cost		34		22		-		-
Rents and royalties	25	-		-		101,000		84,552
Financial income	29	131,889		120,245		366,009		240,562
		1,340,248		1,382,770		450,520		320,121

Total value added available for distribution		1,359,175		1,387,652		4,967,299		4,265,563

Distribution of value added
Labor and benefits		4,319	-	4,064	-	1,402,036	28	1,220,388	29
Taxes, fees, and contributions		14,942	1	84,832	6	1,370,026	28	1,185,211	28
Financial expenses and rents		98,351	7	73,613	5	944,024	19	631,251	15
Dividends paid		778,718	58	743,527	54	781,432	16	745,457	17
Retained earnings		462,845	34	481,616	35	469,781	9	483,256	11
Value added distributed		1,359,175	100	1,387,652	100	4,967,299	100	4,265,563	100

The accompanying notes are an integral part of the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations
Ultrapar Participações S.A. (“Ultrapar” or “Company”), is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, by the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”), and, as from January 31, 2014, trading of pharmaceutical, hygiene, beauty, and skincare products, through Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) – see Note 3.a).

2.	Presentation of Financial Statements and Summary of Significant Accounting Policies
The Company’s individual and consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and in accordance with  accounting practices adopted in Brazil.

The accounting practices adopted in Brazil comprise the Brazilian Corporate Law and the Pronouncements, Guidelines and Interpretations issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The presentation currency of the Company’s individual and consolidated financial statements is the Brazilian Real (“R$”), which is the Company’s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all years presented in the individual and consolidated financial statements.

a.	Recognition of Income
Revenue is measured at the fair value of the consideration received or receivable, net of sales returns, discounts, and other deductions, if applicable.

Revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. Revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. Revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. Revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. The revenue provided from storage services is recognized through the performance of services. Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and filling costs.

b.	Cash and Cash Equivalents
Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

c.	Financial Assets
In accordance with IAS 32, IAS 39, and IFRS 7 (CPC 38, 39 and 40 (R1)), the financial instruments of the Company and its subsidiaries are classified in accordance with the following categories:

•
Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation, and changes in fair value are recognized in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

•
Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in cumulative other comprehensive income in the shareholders’ equity portion of the balance sheet. Accumulated gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case of prepayment.

•
Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable, and other trade receivables.

The Company and its subsidiaries use derivative financial instruments for hedging purposes, applying the concepts described below:

•
Hedge accounting - fair value hedge: derivative financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•
Hedge accounting - cash flow hedge: derivative financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss in the same line of the income statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

•
Hedge accounting - hedge of net investments in foreign operation: derivative financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 22.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Trade Receivables
Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, and includes all direct taxes attributable to the Company and its subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Notes 5 and 22 - Customer Credit Risk).

e.	Inventories
Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet the Company and its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f.	Investments
Investments in subsidiaries are accounted for under the equity method of accounting in the individual financial statements of the parent company.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the individual and consolidated financial statements (see Note 11).

An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but without exercise control.

A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

g.	Property, Plant, and Equipment
Property, plant, and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant, and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.m and 18).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the useful life of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

h.	Leases

•   Finance Leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the lower of the straight-line method based on the useful lives applicable to each group of assets or the contract terms, as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.j).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

•   Operating Leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option, or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expense in the income statement on a straight-line basis over the term of the lease contract (see Note 23.g).

i.	Intangible Assets
Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•
Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

•
Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•
Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were created internally. The Company and its subsidiaries have not recognized other intangible assets that have an indefinite useful life, except for goodwill, the “am/pm” brand and “Extrafarma” brand acquired in 2014 (see Note 3.a).

j.	Other Assets
Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.u).

k.	Financial Liabilities
The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures, and hedging instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and transaction costs, net of amortization. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 14.k). Transaction costs incurred and directly attributable to the issue of shares or other equity instruments are recognized in equity and are not amortized.

l.	Income and Social Contribution Taxes on Income
Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the reporting period. The current rates in Brazil are 25% for income tax and 9% for social contribution on net income tax. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

m.	Provision for Asset Retirement Obligation – Fuel Tanks
The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated using the National Consumer Price Index - IPCA until the respective tank is removed (see Note 18). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in income when they become known.

n.	Provisions for Tax, Civil, and Labor Risks
A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on evaluation of the outcomes of the legal proceedings (see Note 23 items a,b,c,d).

o.	Post-Employment Benefits
Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 24.b). The actuarial gains and losses are recognized in other comprehensive income and presented in the statement of shareholders’ equity. Past service cost is recognized in the income statement.

p.	Other Liabilities
Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

q.	Foreign Currency Transactions
Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the end of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

r.	Basis for Translation of Financial Statements of Foreign Subsidiaries
Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each period and shareholders’ equity is translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in the statement of shareholders’ equity as cumulative translation adjustments and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments, net of the exchange rate effect of hedge of net investments, in 2014 was a gain of R$ 43,192 (gain of R$ 38,076 in 2013).

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location

Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Andina, C.A.	Bolivar	Venezuela
Oxiteno Uruguay S.A.	U.S. Dollar	Uruguay

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its sales, purchases of goods, and financing activities are performed substantially in this currency.

According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the financial statements of Oxiteno Andina, C.A. (“Oxiteno Andina”) were adjusted by the Venezuelan Consumer Price Index.

Until December 31, 2014 Venezuela had three spot exchange rates:

a) CENCOEX - Centro Nacional de Comercio Exterior en Venezuela: Bolivar (“VEF”) is traded at a fixed exchange rate of 6.30 VEF/US$. The applicant makes the request for authorization of payment and receipt of priority transactions. There is no deadline for approval by CENCOEX;
b) SICAD-I - Sistema Cambiario Alternativo de Divisas I: Bolivar is traded at variable exchange rate of approximately 12.00 VEF/US$. There are a number of requirements for the approval of the transactions traded using this rate, which is the most likely exchange rate for the payment of dividends and repatriation of capital; and
c) SICAD-II - Sistema Cambiario Alternativo de Divisas II: Bolivar is traded at variable exchange rate of approximately 50.00 VEF/US$. Other transactions may be realized by SICAD-II.

For the consolidation of the Oxiteno Andina in the Company, the amounts in Bolivar have been translated to the U.S. dollar at the exchange rate of SICAD-I and subsequently translated into Brazilian Reais using the official exchange rate published by the Central Bank of Brazil. In management's judgment, the use of SICAD-I is the most suitable for conversion, since the exchange rate is the most likely rate for the payment of dividends and repatriation of capital.

On February 10, 2015, the Venezuelan Central Bank issued Foreign Exchange Regulation No. 33 altering the Venezuelan foreign exchange markets. The Company analyzed this new regulation and concluded that there should be no impact on the translation of the financial statements of its subsidiary Oxiteno Andina.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized in income in 2014 amounted to R$ 2,906 (R$ 4,845 gain in 2013).

s.	Use of Estimates, Assumptions and Judgments
The preparation of the financial statements requires the use of estimates, assumptions, and judgments for the accounting of certain assets, liabilities, and income. Therefore, the Company’s and subsidiaries’ management use the best information available at the time of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The financial statements therefore include estimates, assumptions, and judgments related mainly to determining the fair value of financial instruments (Notes 4, 14 and 22), the determination of the allowance for doubtful accounts (Notes 5 and 22), the determination of provisions for losses of inventories (Note 6), the determination of deferred income taxes amounts (Note 9), the determination of control in subsidiaries (Notes 2.f, 2.r, 3, 3.a, 3.b, and 11.a), the determination of joint control in joint venture (Notes 2.f, 11.a and 11.b), the determination of significant influence in associates (Notes 2.f and 11.c), the useful lives of property, plant, and equipment (Note 12), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Note 13), provisions for assets retirement obligations (Note 18), provisions for tax, civil, and labor risks (Note 23 items a,b,c,d), estimates for the preparation of actuarial reports (Note 24.b) and the determination of fair value of subscription warrants – indemnification (Notes 3.a and 22). The actual result of the transactions and information may differ from their estimates.

t.	Impairment of Assets
The Company and its subsidiaries review, at least annually, the existence of any indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, the impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the years presented (see Note 13.i).

u.	Adjustment to Present Value
Some of the Company’s subsidiaries recognized a present value adjustment to Tax on Goods and Services (“ICMS”, the Brazilian VAT) credit balances related to property, plant, and equipment (CIAP). Because recovery of these credits occurs over a 48 month period, the present value adjustment reflects, in the financial statements, the time value of the ICMS credits to be recovered. The balance of these adjustment to present value totaled R$ 279 in 2014 (R$ 354 in 2013).

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities, and did not identify the need to recognize other present value adjustments.

v.	Statements of Value Added
As required by Brazilian Corporate Law, the Company and its subsidiaries prepare the individual and consolidated statements of value added (“DVA”) according to CPC 09 – Statement of Value Added, as an integral part of the financial statements as applicable to publicly-traded companies, and as supplemental information for IFRS, which does not require the presentation of DVA.

w.	Adoption of the Pronouncements Issued by CPC and IFRS
The following standards, interpretations and amendments in IFRS issued by IASB are effective on December 31st, 2014 and were adopted by the Company and its subsidiaries:

•
Amendments to IAS 27 – Separate Financial Statements: allows that entities use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. For IFRS purposes, the effective date is from 2016, with early adoption allowed. For CPC purposes, the effective date is from 2014. The Company already adopted the equity method and after the amendments to IAS 27 the individual financial statements are then presented in accordance with IFRS as issued by the IASB.

•	Amendments to IAS 32 – Financial Instruments Presentation: provides clarifications on the application of offsetting requirements. There was no impact on the financial statements.

•
International Financial Reporting Interpretations Committee (“IFRIC”) 21 – Levies: provides guidance when to recognize a liability for levies that are accounted for in accordance with IAS 37 and those where the timing and amount of the levy is certain. There was no impact on the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The following standards, amendments, and interpretations to IFRS were issued by the IASB but are not yet effective and were not adopted as of December 31, 2014:

Effective date
•      IFRS 9 (and corresponding 2010 and 2013 amendments): Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance (as issued in November, 2013).
2018(*)
• IFRS 15 - Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	2017

(*) On July 24, 2014, the IASB issued the final version of IFRS 9, with the mandatory effective date set for January 1, 2018.

CPC has not yet issued pronouncements equivalent to IFRS 9 and IFRS 15, but is expected to do so before the date they become effective. The adoption of IFRS pronouncements is subject to prior approval by the CVM. The Company is assessing the potential effects of these standards.

x.	Authorization for Issuance of the Financial Statements
These financial statements were authorized for issue by the Board of Directors on February 25, 2015.

3.	Principles of Consolidation and Investments in Subsidiaries

The consolidated financial statements were prepared following the basic principles of consolidation established by IFRS 10 (CPC 36 (R3)). Investments of one company in another, balances of asset and liability accounts, and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated income statement and other comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated income statement and other comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The consolidated financial statements include the following direct and indirect subsidiaries:

			% interest in the share
			2014		2013
			Control		Control
	Location	Segment	Direct control	Indirect control	Direct control	Indirect control
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
LPG International Inc.	Cayman Islands	Ultragaz	-	100	-	100
Imaven Imóveis Ltda.	Brazil	Others	-	100	-	100
Isa-Sul Administração e Participações Ltda	Brazil	Ipiranga	99	1	-	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	-	100	-	-
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	Oxiteno	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	-	100	-	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	-	100	-	100
Barrington S.L.	Spain	Oxiteno	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno USA LLC	United States	Oxiteno	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	Oxiteno	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	-	100	-	100
Oxiteno Europe SPRL	Belgium	Oxiteno	-	100	-	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	-	100	-	100
Oxiteno Shanghai Trading LTD.	China	Oxiteno	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	-	100	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	-	99	-	99
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	Others	-	100	-	100

 The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

a) Business Combination – Acquisition of Extrafarma

On January 31, 2014 the merger of all shares issued by Extrafarma into Ultrapar was approved by the Extraordinary Shareholders’ Meetings of Ultrapar and Extrafarma. After the merger of shares, Extrafarma became a wholly-owned subsidiary of Ultrapar and the former shareholders of Extrafarma became long-term shareholders of Ultrapar. The association with Extrafarma marks Ultrapar’s entry into Brazil's retail pharmacy sector, making it the third distribution and specialty retail business of the Company.

As a result, 12,021,100 new ordinary, nominative, book-entry shares with no par value of the Company were issued on January 31, 2014, increasing capital share by R$ 141,913. These resulted in total capital share of R$ 3,838,686, represented by 556,405,096 shares and increasing capital reserves by R$ 498,812, totaling an increase in equity in the amount of R$ 640,725. This transaction did not affect the Company’ cash flow.

In addition, the Company issued subscription warrants that, if exercised, would lead to the issuance of up to 4,007,031 shares in the future, broken down into 801,409 shares related to subscription warrants – working capital and 3,205,622 shares related to subscription warrants – indemnification. On June 30, 2014, in the assessment of the working capital and indebtedness adjustments the Company identified that the subscription warrants – working capital shall not be exercised by the former shareholders of Extrafarma. Accordingly, the Company reversed full provision for the issuance of 801,409 shares related to subscription warrants – working capital, which at the acquisition date amounted to R$ 42,138. Additionally, the Company determined that it has a receivable in the amount of R$ 12,222 due to the adjustment of working capital, recognized in “Other receivables” in current assets. The shares of the subscription warrants – indemnification may be exercised as early as 2020 and are adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period previous to January 31, 2014. The subscription warrants – indemnification fair value are measured based on the share price of Ultrapar (UGPA3) and are reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. On the reporting date, the subscription warrants – indemnification were represented by 2,002,773 shares and totaled R$ 92,072 (on the acquisition date they were represented by 1.959.576 and totaled R$ 91,423).

The purchase price is presented below:

Increase in share capital	141,913
Capital surplus on subscription of shares	498,812
Receivables - working capital adjustments	(12,222)
Subscription warrants – indemnification	91,423
Purchase price	719,926

The purchase price in the amount of R$ 719,926 was allocated among the identified assets acquired and liabilities assumed, measured at fair value. The Company measured the opening balance, fair value of assets and liabilities, and, consequently, the goodwill. The purchase price allocation was concluded in December, 2014. The goodwill is R$ 661,553, which is motivated by the Company's entry into the pharmaceutical retail and wholesale markets in Brazil and by Extrafarma bringing a significant initial scale, an excellent network of drugstores as a starting point and specific knowledge and expertise of the market sector. The deductible tax basis of goodwill is R$ 780,239. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also taken into account, as shown below:

	Amount	Useful life	Amortization method
Brand – Extrafarma	72,523	Undefined	-
Loyalty program – Club Extra	31,953	4 years	Straight line
Customer relationship - wholesale	17,346	10 years	Straight line
Other	517	By contracts	Straight line
Total	122,339

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the fair value of assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	9,123	Loans (1)	179,818
Trade receivables	65,104	Trade payables	118,769
Inventories	154,937	Salaries and related charges	16,539
Recoverable taxes	12,385	Income and social contribution taxes payable	3,150
Other	5,109	Deferred revenue	5,152
	246,658	Other	6,316
			329,744

Non-current assets		Non-current liabilities
Property, plant, and equipment	48,838	Loans (1)	28,093
Intangible assets	135,636	Provision for tax, civil and labor risks	65,517
Deferred income and social contribution taxes	56,408	Other	7,097
Escrow deposits	1,284		100,707
Goodwill	661,553
	903,719	Total liabilities assumed	430,451

Total assets acquired and goodwill	1,150,377	Purchase price	719,926

(1) The gross debt assumed on closing date amounted to R$ 207,911.

For further details of property, plant, and equipment and intangibles acquired, see Notes 12 and 13 respectively and of provision for tax, civil and labor risks, see Note 23.a).

The acquisition costs related to lawyers and consultants were recognized as administrative expenses and represent approximately 2% of the transaction amount. Additionally, the Company recognized in shareholders' equity, reducing the capital reserve, the amount of R$ 2,260 of expenses with lawyers and external audit related to transaction costs for the issuance of shares to the shareholders of Extrafarma in the business combination.

The following summary presents the Company’s pro forma information for 2014, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2014
Net revenue from sales and services	67,824,629
Operating income	2,287,695
Net income for the year	1,248,369
Earnings per share basic - whole R$ (see Note 30)	2.2701
Earnings per share diluted - whole R$ (see Note 30)	2.2540

b) Statutory reorganization

On December 10, 2014, in order to simplify the corporate structure, the Company and the wholly-subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”), shareholders of Isa-Sul Administração e Participações Ltda. (“Isa-Sul”), approved a capital increase in Isa-Sul in the amount of R$ 995,696 with the issuance of 995,696,000 new shares with a par value of R$ 1.00. All shares were subscribed and paid up with ordinary shares of Extrafarma held by the Company. After this reorganization, the Company became the direct parent of Isa-Sul and Isa-Sul became the parent company of Extrafarma.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

4.	Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), in repurchase agreement and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 22, according to their characteristics and intention of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments (consolidated) amounted to R$ 4,400,122 in 2014 (R$ 3,543,700 in 2013) and are distributed as follows:

•	Cash and Cash Equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	2014	2013	2014	2013

Cash and bank deposits
In local currency	96	153	47,426	136,532
In foreign currency	-	-	85,870	88,394

Financial investments considered cash equivalents
In local currency
Fixed-income securities	119,131	110,125	2,690,638	2,051,143
In foreign currency
Fixed-income securities	-	-	3,435	-

Total cash and cash equivalents	119,227	110,278	2,827,369	2,276,069

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

•	Financial Investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	Parent		Consolidated
	2014	2013	2014	2013

Financial investments
In local currency
Fixed-income securities and funds	67,864	264	902,683	747,256

In foreign currency
Fixed-income securities and funds	-	-	505,574	368,781

Currency and interest rate hedging instruments (a)	-	-	164,496	151,594

Total financial investments	67,864	264	1,572,753	1,267,631

Current	67,864	264	1,441,813	1,149,132

Non-current	-	-	130,940	118,499

(a) Accumulated gains, net of income tax (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade Receivables (Consolidated)

The composition of trade receivables is as follows:

	2014	2013

Domestic customers	2,424,756	2,159,355
Reseller financing - Ipiranga	310,062	276,044
Foreign customers	191,533	157,696
(-) Allowance for doubtful accounts	(178,444)	(147,080)

Total	2,747,907	2,446,015

Current	2,604,101	2,321,537

Non-current	143,806	124,478

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of allowance for doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days

2014	2,926,351	2,515,782	128,778	25,479	12,457	23,542	220,313

2013	2,593,095	2,282,310	104,544	12,906	6,428	7,786	179,121

Movements in the allowance for doubtful accounts are as follows:

Balance in 2012	128,816
Additions	31,745
Write-offs	(13,481)
Balance in 2013	147,080
Initial balance of Extrafarma (January 31, 2014)	6,964
Additions	26,864
Write-offs	(2,464)
Balance in 2014	178,444

For further information about allowance for doubtful accounts see Note 22 – Customer credit risk.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Inventories (Consolidated)
 The composition of inventories is as follows:

	2014			2013
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance

Finished goods	345,255	(7,849)	337,406	318,451	(7,100)	311,351
Work in process	986	-	986	2,626	-	2,626
Raw materials	193,726	(2,661)	191,065	209,735	(169)	209,566
Liquefied petroleum gas (LPG)	41,616	(5,761)	35,855	41,678	(5,761)	35,917
Fuels, lubricants, and greases	907,466	(619)	906,847	817,016	(758)	816,258
Consumable materials and other items for resale	81,662	(3,594)	78,068	64,465	(1,450)	63,015
Pharmaceutical, hygiene, and beauty products	272,864	(25,841)	247,023	-	-	-
Advances to suppliers	103,124	-	103,124	128,618	-	128,618
Properties for resale	24,628	-	24,628	25,162	-	25,162

	1,971,327	(46,325)	1,925,002	1,607,751	(15,238)	1,592,513

Movements in the provision for losses are as follows:

Balance in 2012	8,443
Additions to realizable value adjustment	4,087
Recoveries of obsolescence and other losses	2,708
Balance in 2013	15,238
Initial balance of Extrafarma (January 31, 2014)	27,689
Additions to realizable value adjustment	2,637
Additions to obsolescence and other losses	761
Balance in 2014	46,325

The breakdown of provisions for losses related to inventories is shown in the table below:

	2014	2013
Realizable value adjustment	12,134	9,497
Obsolescence and other losses	34,191	5,741
Total	46,325	15,238

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Recoverable Taxes

Recoverable taxes are substantially represented by credits of ICMS, Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), IRPJ, and CSLL.

	Parent		Consolidated
	2014	2013	2014	2013
IRPJ and CSLL	53,835	48,531	182,602	160,590
ICMS	-	-	296,747	210,045
Provision for ICMS losses (1)	-	-	(67,657)	(65,180)
PIS and COFINS	-	-	207,694	156,707
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	-	-	40,035	43,592
Excise tax - IPI	-	-	4,157	3,997
Other	-	-	5,288	7,589

Total	53,835	48,531	668,866	517,340

Current	30,713	27,067	593,462	479,975

Non-current	23,122	21,464	75,404	37,365

 (1) The provision for ICMS losses relates to tax credits that the subsidiaries believe to be unable to offset in the future and its movements are as follows:

Balance in 2012	61,717
Write-offs, additions and reversals, net	3,463
Balance in 2013	65,180
Initial balance of Extrafarma (January 31, 2014)	20,888
Write-offs, additions and reversals, net	(18,411)
Balance in 2014	67,657

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related Parties

a.	Related Parties

•	Parent Company

	Assets
	Trade receivables (1)	Debentures (2)	Total	Financial income

Companhia Ultragaz S.A.	14,685	-	14,685	-
Terminal Químico de Aratu S.A. - Tequimar	2,026	-	2,026	-
Oxiteno S.A. Indústria e Comércio	2,532	-	2,532	-
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	3,545	-	3,545	-
Ipiranga Produtos de Petróleo S.A.	7,090	776,578	783,668	119,806
Total in 2014	29,878	776,578	806,456	119,806

	Assets Debentures (2)	Financial income

Ipiranga Produtos de Petróleo S.A.	772,194	89,541
Total in 2013	772,194	89,541

(1) Refers to the Deferred Stock Plan (see Note 8.c).

(2) In March 2009, Ipiranga made its first private offering in a single series of 108 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais), nonconvertible into shares, unsecured debentures. The Company subscribed 75 debentures with maturity on March 31, 2016 and semiannual remuneration linked to CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

•	Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans		Commercial transactions
	Assets	Liabilities	Receivables1	Payables1

Oxicap Indústria de Gases Ltda.	10,368	-	-	1,061
Química da Bahia Indústria e Comércio S.A.	-	3,046	-	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	-	-	10,499	1,494
Others	490	1,326	-	-
Total in 2014	10,858	4,372	10,499	2,555

	Loans		Commercial transactions
	Assets	Liabilities	Receivables1	Payables1

Oxicap Indústria de Gases Ltda.	10,368	-	-	1,069
Química da Bahia Indústria e Comércio S.A.	-	3,046	-	-
Refinaria de Petróleo Riograndense S.A.	-	-	-	1,051
ConectCar Soluções de Mobilidade Eletrônica S.A.	-	-	7,952	1,210
Others	490	826	-	-
Total in 2013	10,858	3,872	7,952	3,330

1 Included in “trade receivables” and “trade payables,” respectively.

	Commercial transactions
	Sales	Purchases
Oxicap Indústria de Gases Ltda.	6	12,725
Refinaria de Petróleo Riograndense S.A.	-	59,162
ConectCar Soluções de Mobilidade Eletrônica S.A.	18,887	-
Total in 2014	18,893	71,887

	Commercial transactions
	Sales	Purchases
Oxicap Indústria de Gases Ltda.	6	12,371
Refinaria de Petróleo Riograndense S.A.	-	30,607
ConectCar Soluções de Mobilidade Eletrônica S.A.	10,161	-
Total in 2013	10,167	42,978

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to the adhesion to Ipiranga’s marketing plan and services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.l). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries, and its associates.

b.	Key executives - Compensation (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. In addition, the chief executive officer is entitled to additional long term variable compensation relating to the Company’s shares’ performance between 2013 and 2018, reflecting the target of more than doubling the share value of the Company in 5 years. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 24.b).

In 2014, the Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) in the amount of R$ 40,993 (R$ 34,282 in 2013). Out of this total, R$ 30,187 relates to short-term compensation (R$ 28,041 in 2013), R$ 5,462 to stock compensation (R$ 3,642 in 2013), R$ 3,660 to post-employment benefits (R$ 2,599 in 2013), and R$ 1,684 to long-term compensation.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Deferred Stock Plan

On April 27, 2001, the General Shareholders’ Meeting approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five and ten years from the grant date.

The table below summarizes shares provided to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
December 9, 2014	590,000	2019 to 2021	50.64	41,210	(583)	40,627
March 5, 2014	83,400	2019 to 2021	52.15	5,999	(849)	5,150
February 3, 2014	150,000	2018 to 2020	55.36	11,454	(2,158)	9,296
November 7, 2012	350,000	2017 to 2019	42.90	20,710	(7,621)	13,089
December 14, 2011	120,000	2016 to 2018	31.85	5,272	(2,761)	2,511
November 10, 2010	260,000	2015 to 2017	26.78	9,602	(6,795)	2,807
December 16, 2009	166,656	2014 to 2016	20.75	7,155	(6,138)	1,017
October 8, 2008	192,008	2013 to 2015	9.99	8,090	(7,807)	283
December 12, 2007	-	2012 to 2014	16.17	3,570	(3,570)	-
November 9, 2006	207,200	2016	11.62	3,322	(2,713)	609
December 14, 2005	93,600	2015	8.21	1,060	(962)	98
October 4, 2004	-	2014	10.20	2,361	(2,361)	-
	2,212,864			119,805	(44,318)	75,487

In 2014, the amortization in the amount of R$ 12,289 (R$ 9,729 in 2013) was recognized as a general and administrative expense.

The table below shows the movement in the number of granted shares:

Balance in 2012	2,370,540
Shares vested and transferred	(484,512)
Balance in 2013	1,886,028
Shares granted on February 3, 2014	150,000
Shares granted on March 5, 2014	83,400
Shares granted on December 9, 2014	590,000
Shares vested and transferred	(496,564)
Balance in 2014	2,212,864

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and Social Contribution Taxes

a.	Deferred Income and Social Contribution Taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant, and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent			Consolidated
	2014		2013	2014	2013

Assets - Deferred income and social contribution taxes on:
Provision for impairment of assets	-		-	55,527	32,130
Provisions for tax, civil, and labor risks	15		10	128,365	111,395
Provision for post-employment benefit	-		-	40,729	43,753
Provision for differences between cash and accrual basis	-		-	457	-
Goodwill	-		-	48,162	57,334
Business combination – fiscal basis vs. accounting basis of goodwill	-		-	68,458	28,105
Provision for asset retirement obligation	-		-	21,116	13,760
Other provisions	1,464		385	59,802	44,048
Tax losses and negative basis for social contribution carryforwards (d)		-	-	39,957	45,607

Total	1,479		395	462,573	376,132

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	-		-	3,009	3,130
Lease	-		-	4,948	5,640
Provision for differences between cash and accrual basis	-		-	77,266	61,864
Provision for goodwill/negative goodwill	-		-	11,183	3,963
Business combination – fair value of assets	-		-	49,181	14,584
Temporary differences of foreign subsidiaries	-		-	5,097	4,088
Provision for post-employment benefit	-		-	-	5,911
Other provisions	-		-	2,163	2,319

Total	-		-	152,847	101,499

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	2014	2013

Initial balance	274,633	384,407
Deferred IRPJ and CSLL recognized in income of the year	(21,745)	(90,996)
Deferred IRPJ and CSLL recognized in comprehensive income of the year	(863)	(9,304)
Deferred IRPJ and CSLL recognized in business combinations	56,408	(8,365)
Other	1,293	(1,109)

Final balance	309,726	274,633

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated

Up to 1 year	-	106,754
From 1 to 2 years	124	104,496
From 2 to 3 years	140	52,192
From 3 to 5 years	337	66,608
From 5 to 7 years	505	93,119
From 7 to 10 years	373	39,404

	1,479	462,573

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent			Consolidated
	2014		2013	2014	2013

Income before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	50,917		34,045	1,841,190	1,806,428
Statutory tax rates - %	34		34	34	34
Income and social contribution taxes at the statutory tax rates	(17,312)		(11,575)	(626,005)	(614,185)
Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(405)		(340)	(26,519)	(24,793)
Nontaxable revenues (ii)	13		104	2,596	6,569
Adjustment to estimated income (iii)		-	-	13,638	6,050
Interest on equity (iv)		-	(59,617)	-	(218)
Other adjustments	25		23	(603)	1,100
Income and social contribution taxes before tax incentives	(17,679)		(71,405)	(636,893)	(625,477)

Tax incentives - SUDENE	-		-	63,405	52,755
Income and social contribution taxes in the income statement	(17,679)		(71,405)	(573,488)	(572,722)

Current	(18,763)		(71,757)	(615,148)	(534,481)
Deferred	1,084		352	(21,745)	(90,996)
Tax incentives - SUDENE	-		-	63,405	52,755

Effective IRPJ and CSLL rates - %				31.1	31.7

(i)
Nondeductible expenses consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, and certain provisions;

(ii)	Nontaxable revenues consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;

(iii)
Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries;

(iv)
Interest on equity is an option provided by Brazilian corporate law which permits the distribution of profits to shareholders, calculated based on the long-term interest rate (“TJLP”), which does not affect the income statement, but is deductible for purposes of IRPJ and CSLL.

c.	Tax Incentives - SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Caucaia base (1)	75	2012
	Mataripe base (1)	75	2013
	Aracaju base	75	2017
	Suape base	75	2018

Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal (2)	75	2022

Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2022

On December 30, 2014, Terminal Químico de Aratu S.A. - Tequimar (“Tequimar”) filed a request at SUDENE requiring the income tax reduction incentive, due to the implementation of the Itaqui Terminal in São Luis, Maranhão.

(1) In the first quarter of 2015, the subsidiary will request the extension of the recognition of tax incentive for another 10 years, due to the production increase in the Caucaia base and modernization in the Mataripe base.

(2) On December 26, 2013, the petition requesting the extension of the tax incentive for another 10 years was granted by SUDENE, due to the modernization in the Aratu terminal. Due to the expiration of the period for approval by the Federal Revenue Service on the petition, Tequimar recognized the tax benefit in income of 2014, retroactive to January 2013 in the amount of R$ 4,356.

d.	Income and Social Contribution Taxes Carryforwards
In 2014, the Company and certain subsidiaries have loss carryforwards (income tax) amounting to R$ 126,624 (R$ 142,952 in 2013) and negative basis of CSLL of R$ 92,232 (R$ 109,652 in 2013), whose compensations are limited to 30% of taxable income, which do not expire. Based on these values, the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 39,957 in 2014 (R$ 45,607 in 2013).

e.	Law Nº 12973/14 (conversion of Provisional Measure No. 627/13)
On May 14, 2014, Law No. 12973, a conversion of Provisional Measure No. 627 (MP 627/13), was published which, among other matters: (i) revoked the Transition Tax Regime (RTT) and regulates the incidence of taxes on the adjustments arising from the convergence of accounting practices adopted in Brazil and IFRS and (ii) provided for the taxation of residents in Brazil related to profits of overseas subsidiaries and associates.

The Company and its subsidiaries decided not to anticipate the effects of the application of this law for the calendar year 2014.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid Expenses (Consolidated)

	2014	2013

Rents	99,285	92,375
Deferred Stock Plan, net (see Note 8.c)	61,183	23,408
Insurance premiums	20,295	10,319
Software maintenance	6,790	3,900
Advertising and publicity	6,103	25,864
Purchases of meal and transportation tickets	1,559	1,541
Taxes and other prepaid expenses	3,281	5,575

	198,496	162,982

Current	67,268	65,177

Non-current	131,228	97,805

 Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

11.	Investments

a.	Subsidiaries and Joint-Venture (Parent Company)

The table below presents the full amounts of balance sheets and income statements of subsidiaries and joint venture:

	2014
				Subsidiaries			Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.	Isa-Sul Administração e Participações Ltda.		Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	11,839,764	35,102,127		224,467,228,244	995,696,000		5,078,888
Assets	1,168,896	3,546,989		10,668,027	995,028		263,527
Liabilities	84,003	526,423		8,654,065	11,524		191,018
Shareholders’ equity	1,084,893	3,020,625	(*)	2,013,962	983,504	(*)	72,509
Net revenue from sales and services	-	1,023,388		58,764,533	21,197		233,308
Net income (loss) for the year	99,990	240,457	(*)	881,131	(16,410	)(**)	(151)
% of capital held	100	100		100	99		33

(*) adjusted for intercompany unrealized profits.
(**) reduced by the elimination of the gain due to corporate restructuring in the amount of R$ 56,389 (see Note 3b).
The percentages in the table above are rounded.

	2013
	Subsidiaries				Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	11,839,764	35,102,127		224,467,228,244	5,078,888
Assets	1,068,847	3,373,026		9,389,351	214,375
Liabilities	3,888	480,755		7,234,447	145,856
Shareholders’ equity	1,064,959	2,892,330	(*)	2,154,904	68,519
Net revenue from sales and services	-	968,975		53,325,243	200,328
Net income for the year	76,387	215,729	(*)	965,607	3,963
% of capital held	100	100		100	33

(*) adjusted for intercompany unrealized profits.
The percentages in the table above are rounded.

Operating financial information of the subsidiaries is detailed in Note 21.

 Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries						Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. - Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Imifarma Produtos Farmacêuticos e Cosmésticos S.A.	Isa-Sul Administração e Participação Ltda.	Total	Refinaria de Petróleo Riograndense S.A.		Total

Balance in 2012	988,511	2,349,275	2,435,502	-	-	5,773,288	19,759		5,793,047
Share of profit of subsidiaries and joint venture	76,387	215,729	965,607	-	-	1,257,723	4,780	(*)	1,262,503
Dividends and interest on equity (gross)	-	(51,235)	(560,942)	-	-	(612,177)	(1,788)		(613,965)
Capital increase in cash	-	350,000	-	-	-	350,000	-		350,000
Capital decrease	-	-	(700,000)	-	-	(700,000)	-		(700,000)
Tax liabilities on equity- method revaluation reserve	-	-	(139)	-	-	(139)	-		(139)
Valuation adjustment of subsidiaries	61	3,106	14,876	-	-	18,043	-		18,043
Translation adjustments of foreign-based subsidiaries	-	25,455	-	-	-	25,455	-		25,455
Balance in 2013	1,064,959	2,892,330	2,154,904	-	-	6,112,193	22,751		6,134,944
Share of profit of subsidiaries and joint venture	99,990	240,457	881,131	2,523	(15,726)	1,208,375	(50)	1,208,325
Dividends and interest on equity (gross)	(80,000)	(117,107)	(1,022,540)	-	-	(1,219,647)	-	(1,219,647)
Extrafarma acquisition (see Note 3.a)	-	-	-	719,926	-	719,926	-	719,926
Capital increase in cash	-	-	-	236,100	-	236,100	-	236,100
Contingent liabilities – business combination Extrafarma (1)	-	-	-	3.654	-	3.654	-	3.654
Realization of fair value of acquisition	-	-	-	(22,896)	-	(22,896)	-	(22,896)
Tax liabilities on equity- method revaluation reserve	-	-	(32)	-	-	(32)	-	(32)
Valuation adjustment of subsidiaries	(56)	(171)	499	-	74	346	1,375	1,721
Translation adjustments of foreign-based subsidiaries	-	5,116	-	-	-	5,116	-	5,116
Corporate Restructuring (see Note 3.b) (2)	-	-	-	(939,307)	995,696	56,389	-	56,389
Balance in 2014	1,084,893	3,020,625	2,013,962	-	980,044	7,099,524	24,076	7,123,600

(1) transferred to the non-current liabilities due to corporate restructuring (see Note 3.b)
(2) the gain of R$ 56,389 obtained in the corporate reorganization (see Note 3b) was offset in the share of profit of subsidiaries and joint venture.
(*) Includes adjustments related to the conclusion of the audit of 2012.

 Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Joint Ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, which is primarily engaged in electronic payment of tolls, parking and fuel. ConectCar, formed in November 2012, started its operation on April 23, 2013 in the State of Săo Paulo and currently also operates in the States of Rio Grande do Sul, Santa Catarina, Paraná, Minas Gerais, Rio de Janeiro, Espírito Santo, Pernambuco, Bahia, Alagoas, Mato Grosso and Distrito Federal.

These investments are accounted for under the equity method of accounting based on their financial statements as of December 31, 2014.

Balances and changes in joint ventures are as follows:

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Total

Balance in 2012	5,714	19,759	2,736	28,209
Capital increase	-	-	24,945	24,945
Share of profit (loss) of joint ventures	1,302	4,780 (*)	(11,962)	(5,880)
Dividends received	(1,100)	(1,788)	-	(2,888)
Balance in 2013	5,916	22,751	15,719	44,386
Capital increase	-	-	28,500	28,500
Valuation adjustments	-	1,375	-	1,375
Share of profit (loss) of joint ventures	181	(50)	(18,747)	(18,616)
Dividends received	(1,137)	-	-	(1,137)
Balance in 2014	4,960	24,076	25,472	54,508

(*) Includes adjustments related to the conclusion of the audit of 2012.

 Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of joint ventures:

	2014
	Uniăo Vopak	RPR	ConectCar
Current assets	2,762	160,789	38,852
Non-current assets	8,066	102,738	53,236
Current liabilities	908	101,083	41,143
Non-current liabilities	-	89,935	-
Shareholders’ equity	9,920	72,509	50,945
Net revenue from sales and services	10,490	233,308	9,981
Costs and operating expenses	(10,114)	(232,634)	(66,797)
Net financial income and income and social contribution taxes	(14)	(825)	19,323
Net income (loss)	362	(151)	(37,493)

Number of shares or units held	29,995	5,078,888	57,500,000
% of capital held	50	33	50

The percentages in the table above are rounded.

	2013
	Uniăo Vopak	RPR	ConectCar
Current assets	3,814	115,968	26,585
Non-current assets	9,358	98,407	25,301
Current liabilities	1,340	46,973	20,448
Non-current liabilities	-	98,883	-
Shareholders’ equity	11,832	68,519	31,438
Net revenue from sales and services	12,632	200,328	4,146
Costs and operating expenses	(8,954)	(191,860)	(40,319)
Net financial income and income and social contribution taxes	(1,074)	(4,505)	12,248
Net income (loss)	2,604	3,963	(23,925)

Number of shares or units held	29,995	5,078,888	50,000,000
% of capital held	50	33	50

The percentages in the table above are rounded.

 Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”) holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial statements as of November 30, 2014, while the other associates are valued based on the financial statements as of December 31, 2014.

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Total

Balance in 2012	7,014	2,020	3,636	-	12,670
Capital reduction	(1,500)	-	-	-	(1,500)
Share of profit (loss) of associates	764	124	(1)	-	887
Dividends received	(316)	-	-	-	(316)
Balance in 2013	5,962	2,144	3,635	-	11,741
Share of profit of associates	975	946	41	165	2,127
Dividends received	(725)	-	-	-	(725)
Balance in 2014	6,212	3,090	3,676	165	13,143

 Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of associates:

	2014
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	5,832	12,434	103	923	231
Non-current assets	19,978	77,199	10,358	1,682	2,830
Current liabilities	632	2,771	-	403	80
Non-current liabilities	332	74,502	3,109	1,708	3,144
Shareholders’ equity	24,846	12,360	7,352	494	(163)
Net revenue from sales and services	8,525	32,972	-	-	-
Costs, operating expenses, and income	(4,543)	(27,174)	(45)	344	442
Net financial income and income and social contribution taxes	(84)	(2,013)	127	990	(13)
Net income for the year	3,898	3,785	82	1,334	429

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

The percentages in the table above are rounded.

 Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2013
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	4,482	19,507	85	555	3
Non-current assets	20,449	73,767	10,085	331	2,926
Current liabilities	749	11,019	-	17	62
Non-current liabilities	332	73,681	2,901	1,708	3,459
Shareholders’ equity	23,850	8,574	7,269	(839)	(592)
Net revenue from sales and services	6,794	31,458	-	-	-
Costs, operating expenses, and income	(3,665)	(30,629)	(30)	(159)	276
Net financial income and income and social contribution taxes	(74)	(335)	28	1	12
Net income (loss) for the year	3,055	494	(2)	(158)	288

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

 The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Property, Plant, and Equipment (Consolidated)

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance in 2013	Additions	Depreciation	Transfer	Write-offs and disposals	Opening balance of Extrafarma (1)	Effect of foreign currency exchange rate variation	Balance in 2014

Cost:
Land	-	458,619	6,586	-	16,126	(6,668)	-	1,444	476,107
Buildings	30	1,219,746	8,781	-	53,395	(11,189)	-	4,995	1,275,728
Leasehold improvements	11	549,841	9,104	-	51,047	(1,634)	23,023	(39)	631,342
Machinery and equipment	13	3,745,901	81,454	-	77,810	(6,957)	6,365	4,902	3,909,475
Automotive fuel/lubricant distribution equipment and facilities	14	1,939,720	103,387	-	76,431	(22,975)	-	-	2,096,563
LPG tanks and bottles	12	460,596	85,958	-	-	(51,863)	-	-	494,691
Vehicles	8	213,635	25,207	-	18,642	(18,668)	5,554	97	244,467
Furniture and utensils	9	126,758	13,094	-	2,116	(1,030)	14,923	254	156,115
Construction in progress	-	302,076	328,034	-	(266,699)	(1,150)	6,752	3,961	372,974
Advances to suppliers	-	27,558	26,320	-	(32,100)	(2,251)	-	-	19,527
Imports in progress	-	130	1,723	-	(1,690)	-	-	(104)	59
IT equipment	5	206,286	25,830	-	714	(1,556)	8,683	(27)	239,930
		9,250,866	715,478	-	(4,208)	(125,941)	65,300	15,483	9,916,978

Accumulated depreciation:
Buildings		(533,776)	-	(37,671)	(26)	6,171	-	(6)	(565,308)
Leasehold improvements		(269,598)	-	(40,367)	(280)	1,146	(4,585)	37	(313,647)
Machinery and equipment		(1,939,238)	-	(226,811)	312	5,875	(1,756)	3,228	(2,158,390)
Automotive fuel/lubricant distribution equipment and facilities		(1,066,425)	-	(115,095)	2	17,444	-	-	(1,164,074)
LPG tanks and bottles		(221,321)	-	(29,653)	-	19,973	-	-	(231,001)
Vehicles		(87,860)	-	(12,509)	-	12,922	(2,503)	(54)	(90,004)
Furniture and utensils		(93,246)	-	(9,449)	(3)	902	(3,624)	(63)	(105,483)
IT equipment		(173,942)	-	(13,206)	(37)	1,417	(3,994)	(97)	(189,859)
		(4,385,406)	-	(484,761)	(32)	65,850	(16,462)	3,045	(4,817,766)

Provision for losses:
Land		(197)	-	-	-	-	-	-	(197)
Leasehold improvements		-	(459)	-	-	-	-	(3)	(462)
Machinery and equipment		(5,027)	(1,451)	-	-	592	-	(9)	(5,895)
IT equipment		(6)	(677)	-	-	-	-	-	(683)
Furniture and utensils		(5)	-	-	-	1	-	-	(4)
		(5,235)	(2,587)	-	-	593	-	(12)	(7,241)

Net amount		4,860,225	712,891	(484,761)	(4,240)	(59,498)	48,838	18,516	5,091,971

(1) For further information about the Extrafarma acquisition, see Note 3.a)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance in 2012	Additions	Depreciation	Transfer	Write-offs	Opening balance of Oxiteno Uruguay (2)	Effect of foreign currency exchange rate variation	Balance in 2013

Cost:
Land	-	403,563	3,883	-	53,725	(12,036)	6,881	2,603	458,619
Buildings	29	1,152,647	6,973	-	66,744	(17,538)	(279)	11,199	1,219,746
Leasehold improvements	12	507,548	5,663	-	37,669	(1,097)	-	58	549,841
Machinery and equipment	12	3,465,698	78,304	-	126,864	(3,755)	18,048	60,742	3,745,901
Automotive fuel/lubricant distribution equipment and facilities	14	1,816,791	90,621	-	42,059	(19,010)	-	9,259	1,939,720
LPG tanks and bottles	12	441,006	73,053	-	(30)	(53,433)	-	-	460,596
Vehicles	10	198,674	17,415	-	12,948	(15,517)	156	(41)	213,635
Furniture and utensils	8	117,296	4,912	-	2,554	(183)	-	2,179	126,758
Construction in progress	-	294,328	306,870	-	(293,931)	(2,295)	-	(2,896)	302,076
Advances to suppliers	-	12,881	67,824	-	(53,147)	-	-	-	27,558
Imports in progress	-	174	240	-	(145)	-	-	(139)	130
IT equipment	5	197,881	13,007	-	973	(5,846)	-	271	206,286
		8,608,487	668,765	-	(3,717)	(130,710)	24,806	83,235	9,250,866

Accumulated depreciation:
Buildings		(496,449)	-	(38,652)	(923)	8,631	-	(6,383)	(533,776)
Leasehold improvements		(237,447)	-	(33,111)	(19)	754	-	225	(269,598)
Machinery and equipment		(1,673,635)	-	(219,443)	867	2,337	-	(49,364)	(1,939,238)
Automotive fuel/lubricant distribution equipment and facilities		(972,014)	-	(105,921)	2	11,508	-	-	(1,066,425)
LPG tanks and bottles		(216,707)	-	(28,133)	28	23,491	-	-	(221,321)
Vehicles		(89,221)	-	(9,287)	-	10,719	-	(71)	(87,860)
Furniture and utensils		(83,447)	-	(8,160)	1	144	-	(1,784)	(93,246)
IT equipment		(166,721)	-	(12,145)	1	4,973	-	(50)	(173,942)
		(3,935,641)	-	(454,852)	(43)	62,557	-	(57,427)	(4,385,406)

Provision for losses:
Land		(197)	-	-	-	-	-	-	(197)
Machinery and equipment		(5,616)	(155)	-	-	744	-	-	(5,027)
IT equipment		(3)	(6)	-	-	3	-	-	(6)
Vehicles		-	(106)	-	-	106	-	-	-
Furniture and utensils		(10)	-	-	-	5	-	-	(5)
		(5,826)	(267)	-	-	858	-	-	(5,235)

Net amount		4,667,020	668,498	(454,852)	(3,760)	(67,295)	24,806	25,808	4,860,225
(2)	For further information about the Oxiteno Uruguay acquisition, see Note 3.a) of the 2013 Financial Statements filed at the CVM on February 19, 2014.

Construction in progress relates substantially to expansions and renovations of industrial facilities and terminals and construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant, and equipment relate basically to manufacturing of equipment for expansion of plants, terminals and bases, modernization of service stations, and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)
13.	Intangible Assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance in 2013	Additions	Amortization	Transfer	Write-offs and disposals	Opening balance of Extrafarma (1)	Effect of foreign currency exchange rate variation	Balance in 2014

Cost:
Goodwill (i)	-	794,626	-	-	-	-	661,553	-	1,456,179
Software (ii)	5	353,637	73,994	-	16,379	(456)	7,817	565	451,936
Technology (iii)	5	32,436	181	-	-	-	-	-	32,617
Commercial property rights (iv)	11	16,334	1,838	-	-	-	13,709	-	31,881
Distribution rights (v)	4	2,213,573	532,461	-	(190)	(205)	17,346	-	2,762,985
Brands (vi)	-	29,048	-	-	-	-	72,523	3,887	105,458
Others (vii)	9	16,475	407	-	(10,294)	-	31,953	65	38,606
		3,456,129	608,881	-	5,895	(661)	804,901	4,517	4,879,662
Accumulated amortization:
Software	(261,693)	-	(36,780)	(3,922)	455	(1,416)	(424)	(303,780)
Technology	(27,690)	-	(1,782)	-	-	-	1	(29,471)
Commercial property rights	(5,515)	-	(2,742)	8	-	(6,296)	-	(14,545)
Distribution rights	(992,022)	-	(367,681)	(6,536)	111	-	-	(1,366,128)
Others	(454)	-	(7,164)	-	-	-	(7)	(7,625)
	(1,287,374)	-	(416,149)	(10,450)	566	(7,712)	(430)	(1,721,549)

Net amount	2,168,755	608,881	(416,149)	(4,555)	(95)	797,189	4,087	3,158,113

(1) For further information about the Extrafarma acquisition, see Note 3.a).

	Weighted average useful life (years)	Balance in 2012	Additions	Amortization	Transfer	Write-offs	Opening balance of Oxiteno Uruguay (2)	Effect of foreign currency exchange rate variation	Balance in 2013
Cost:
Goodwill (i)	-	804,697	-	-	-	-	(10,071)	-	794,626
Software (ii)	5	324,881	36,457	-	(9,778)	(697)	-	2,774	353,637
Technology (iii)	5	32,257	179	-	-	-	-	-	32,436
Commercial property rights (iv)	30	16,334	-	-	-	-	-	-	16,334
Distribution rights (v)	5	1,706,335	505,373	-	-	-	1,865	-	2,213,573
Brands (vi)	-	25,339	-	-	-	-	-	3,709	29,048
Others	9	4,483	927	-	11,231	(155)	-	(11)	16,475
		2,914,326	542,936	-	1,453	(852)	(8,206)	6,472	3,456,129

Accumulated amortization:
Software	(233,520)	-	(32,472)	3,698	693	-	(92)	(261,693)
Technology	(22,717)	-	(4,973)	-	-	-	-	(27,690)
Commercial property rights	(4,966)	-	(549)	-	-	-	-	(5,515)
Distribution rights	(687,381)	-	(302,787)	(1,854)	-	-	-	(992,022)
Others	(442)	-	(50)	-	43	-	(5)	(454)
	(1,949,026)	-	(340,831)	1,844	736	-	(97)	(1,287,374)

Provision for losses:
Software	(4)	-	-	-	4	-	-	-
	(4)	-	-	-	4	-	-	-

Net amount	1,965,296	542,936	(340,831)	3,297	(112)	(8,206)	6,375	2,168,755

(2)	For further information about the Oxiteno Uruguay acquisition, see Note 3.a) of the 2013Financial Statements filed at the CVM on February 19, 2014.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

i) Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment.

The Company has the following balances of goodwill:

	Segment	2014	2013
Goodwill on the acquisition of:
Extrafarma (*)	Extrafarma	661,553	-
Ipiranga	Ipiranga	276,724	276,724
Uniăo Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Others		2,278	2,278
		1,456,179	794,626

(*) For further information about the goodwill of Extrafarma, see Note 3.a).

On December 31, 2014, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company's business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years, after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely.

On December 31, 2014, the discount and real growth rates used to extrapolate the projections ranged from 9,3% to 26.4% and 0% to 3.8% p.a., respectively, depending on the CGU analyzed.

The Company’s goodwill impairment tests did not result in the recognition of losses for the year ended December 31, 2014.

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

iii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

iv) Commercial property rights include those described below:

•
Subsidiary Tequimar has an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized from August 2002 to July 2042.

•
Subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized from August 2005 to December 2022.

•
Subsidiary Extrafarma pays key money to obtain certain commercial establishments to open drugstores which is stated at the cost of acquisition, amortized using the straight line method, considering the lease contract terms. In the case of the closedown of stores, the residual amount is recorded in income.

v) Distribution rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recognized when paid and recognized as an expense in the income statement over the term of the agreement (typically 5 years), which is reviewed as per the changes occurred in the agreements.

vi) Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand (see Note 3.a).

vii) In 2014, Other intangibles refers mainly to the loyalty program Club Extra (see Note 3.a).

The amortization expenses were recognized in the financial statements as shown below:
	2014	2013
Inventories and cost of products and services sold	8,916	11,534
Selling and marketing	370,828	298,786
General and administrative	36,405	30,511
	416,149	340,831

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

14	Loans, Debentures, and Finance Leases (Consolidated)

a.	Composition

Description	2014	2013	Index/Currency	Weighted average financial charges 2014 - % p.a.	Maturity

Foreign currency – denominated loans:
Notes in the foreign market (b)	664,078	584,521	US$	+7.3	2015
Foreign loan (c.1 and c.3) (*)	603,002	187,340	US$ + LIBOR (i)	+0.6	2015 to 2017
Advances on foreign exchange contracts	184,057	136,753	US$	+1.1	< 344 days
Foreign loan (c.2)	158,039	140,341	US$ + LIBOR (i)	+1.0	2017
Financial institutions (e)	113,873	95,792	US$	+2.9	2015 to 2017
Financial institutions (e)	53,254	46,740	US$ + LIBOR (i)	+2.0	2016 to 2017
BNDES (d)	33,160	46,623	US$	+6.0	2015 to 2020
Financial institutions (e)	32,343	31,241	MX$ + TIIE (ii)	+1.0	2015 to 2016
Foreign currency advances delivered	25,409	25,511	US$	+0.8	< 55 days
Subtotal	1,867,215	1,294,862

Brazilian Reais – denominated loans:
Banco do Brasil – floating rate (f)	2,873,622	2,402,553	CDI	104.6	2015 to 2019
Debentures - 1st public issuance IPP (g.2 and g.3)	1,409,540	606,929	CDI	107.9	2017 to 2018
Debentures - 4th issuance (g.1)	874,312	852,483	CDI	108.3	2015
BNDES (d)	530,983	633,829	TJLP (iii)	+2.6	2015 to 2021
Banco do Brasil – fixed rate (f) (*)	503,898	905,947	R$	+12.1	2015
Banco do Nordeste do Brasil	85,068	104,072	R$	+8.5 (v)	2015 to 2021
FINEP	74,774	38,845	R$	+4.0	2015 to 2021
BNDES (d)	62,581	47,428	R$	+4.6	2015 to 2022
Finance leases (j)	45,883	44,338	IGP-M (iv)	+5.6	2015 to 2031
Export Credit Note (h) (*)	25,744	24,994	R$	+8.0	2016
FINEP	9,078	6,718	TJLP (iii)	-1.3	2015 to 2023
Working capital loans Extrafarma – fixed rate (i)	3,445	-	R$	+10.4	2015 to 2016
Fixed finance leases (j)	686	53	R$	+15.6	2015 to 2017
FINAME	484	-	TJLP	+5.6	2015 to 2022
Floating finance leases (j)	475	-	CDI	+2.8	2015 to 2017
Subtotal	6,500,573	5,668,189

Currency and interest rate hedging instruments	7,424	6,575

Total	8,375,212	6,969,626

Current	3,442,364	1,829,989

Non-current	4,932,848	5,139,637

(*) These transactions were designated for hedge accounting (see Note 22 – Hedge Accounting).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(iii)
TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2014, TJLP was fixed at 5.0% p.a.

(iv)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(v)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste do Brasil. On December 31, 2014, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

The long-term consolidated debt had the following maturity schedule:

	2014	2013

From 1 to 2 years	571,991	2,831,799
From 2 to 3 years	2,390,747	493,356
From 3 to 4 years	894,301	797,605
From 4 to 5 years	1,006,869	68,640
More than 5 years	68,940	948,237
	4,932,848	5,139,637

As provided in IAS 39 (CPC 8 (R1)), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.k).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 22).

b.	Notes in the Foreign Market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.3% p.a., paid semiannually. The notes were guaranteed by the Company and its subsidiary Oxiteno S.A.

As a result of the issuance of these notes, the Company and its subsidiaries are required to undertake certain obligations, including:

•
Limitation on transactions with shareholders that hold 5% or more of any class of stock of the Company, except upon fair and reasonable terms no less favorable than could be obtained in a comparable transaction with a third party.

•
Required board approval for transactions with shareholders that hold 5% or more of any class of stock of the Company, or with their subsidiaries, in an amount higher than US$ 15 million (except transactions of the Company with its subsidiaries and between its subsidiaries).

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries LPG and Oxiteno S.A.
•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this kind and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Foreign Loans

1) The subsidiary IPP has a foreign loan in the amount of US$ 80 million, due in November 2015 and bearing interest of LIBOR + 0.8% p.a., paid quarterly. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 104.1% of CDI (see Note 22). IPP designated these hedging instruments as a fair value hedge; therefore, loan and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loan is secured by the Company.

2) The subsidiary Oxiteno Overseas Corp. (“Oxiteno Overseas”) has a foreign loan in the amount of US$ 60 million with interest of LIBOR + 1.0% p.a., paid semiannually. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI with maturity in June 2014 and 94.0% of CDI for the remaining term (see Note 22). The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A. In January 2014, the subsidiary renegotiated the loan changing the maturity from June 2014 to January 2017.

3) In September 2014, the subsidiary IPP entered into a foreign loan agreement in the amount of US$ 150 million, due in September 2017 and bearing interest of LIBOR + 0.53% p.a., paid quarterly. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 103.7% of CDI (see Note 22). IPP designated these hedging instruments as a fair value hedge; therefore, loan and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loan is secured by the Company.

As a result of these foreign loans, some obligations mentioned in Note 14.b) must also be maintained by the Company and its subsidiaries. Additionally, during these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•
Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

d.	BNDES
The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

-	Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and
-	Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Financial Institutions
The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC and Oxiteno Uruguay have loans to finance investments and working capital.

f.	Banco do Brasil

The subsidiary IPP has fixed and floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol). IPP contracted interest hedging instruments, thus converting the fixed rate for this loan into 99.5% of CDI (see Note 22). IPP designates this hedging instrument as a fair value hedge; therefore, loan and hedging instrument are both stated at fair value from inception. Changes in fair value are recognized in profit or loss.

In January 2014, the subsidiary IPP renegotiated loans, that would mature in 2014, in the notional amount of R$ 909.5 million, changing the maturities from April and May 2014 to January 2017, with floating interest rate of 105.5% of CDI.

These loans mature, as follows (including interest until December 31, 2014):

Maturity	2014

Feb/15	397,094
May/15	738,321
Feb/16	198,547
May/16	117,212
Jan/17	1,005,842
May/19	920,504

Total	3,377,520

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

1)	In March 2012, the Company made its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	March 16, 2015
Payment of the face value:	Lump sum at final maturity
Interest:	108.3% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

2)
In December 2012, the subsidiary IPP made its first issuance of public debentures in single series of 60,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

3)
In January 2014, the subsidiary IPP made its second issuance of public debentures in single series of 80,000 simple nonconvertible into shares, unsecured, nominative and registered debentures, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Export Credit Note

In March 2013, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 17.5 million, with maturity in March 2016 and fixed interest rate of 8% p.a., paid quarterly.

In August 2013, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 10.0 million, with maturity in August 2016 and fixed interest rate of 8% p.a., paid quarterly.

Subsidiary Oxiteno Nordeste contracted interest hedging instruments, thus converting the fixed rates for these loans into 88.8% of CDI (see Note 22). Oxiteno Nordeste designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception. Changes in fair value are recognized in profit or loss.

i.	Working Capital

The subsidiary Extrafarma has loans for financing its working capital containing fixed rates. The floating rate loans were paid in the fourth quarter of 2014.

j.	Finance Leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

Subsidiary Extrafarma has finance lease contracts related to IT equipment, vehicles, furniture, machinery and equipment, with terms between 24 to 60 months.

The subsidiary Serma – Associaçăo dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) had finance lease contracts related to IT equipment with terms of 36 months. The subsidiary had the option to purchase the assets at a price substantially lower than the fair market price on the date of option. In 2014, the term of the contracts ended and Serma exercised its option to purchase the equipment.

The amounts of equipment and intangible assets, net of depreciation and amortization, and the amounts of the corresponding liabilities, are shown below:

	2014
	LPG bottling facilities	IT equipment	Vehicles	Furniture, machinery and equipment	Total
Equipment and intangible assets, net of depreciation and amortization	24,720	883	1,483	1,283	28,369

Financing (present value)	45,883	874	163	124	47,044

Current	1,950	515	145	124	2,734
Non-current	43,933	359	18	-	44,310

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2013
	LPG bottling facilities	IT equipment	Total
Equipment and intangible assets, net of depreciation and amortization	29,653	292	29,945

Financing (present value)	44,338	53	44,391

Current	1,735	53	1,788
Non-current	42,603	-	42,603

The future disbursements (installments) assumed under these contracts are presented below:

	2014
	LPG bottling facilities	IT equipment	Vehicles	Furniture and utensils	Total
Up to 1 year	4,238	566	155	123	5,082
From 1 to 2 years	4,238	288	18	-	4,544
From 2 to 3 years	4,238	155	-	-	4,393
From 3 to 4 years	4,238	-	-	-	4,238
From 4 to 5 years	4,238	-	-	-	4,238
More than 5 years	48,024	-	-	-	48,024

Total	69,214	1,009	173	123	70,519

	2013
	LPG bottling facilities	IT equipment	Total
Up to 1 year	3,949	55	4,004
From 1 to 2 years	3,949	-	3,949
From 2 to 3 years	3,949	-	3,949
From 3 to 4 years	3,949	-	3,949
From 4 to 5 years	3,949	-	3,949
More than 5 years	48,704	-	48,704

	68,449	55	68,504

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance in 2013	Incurred cost	Amortization	Balance in 2014

Banco do Brasil (f)	0.4	19,797	-	(5,323)	14,474
Foreign Loans (c)	0.3	504	3,140	(628)	3,016
Debentures (g)	0.2	4,730	1,422	(3,995)	2,157
Notes in the foreign market (b)	0.2	2,309	-	(1,000)	1,309
Other	0.1	412	30	(124)	318

Total		27,752	4,592	(11,070)	21,274

	Effective rate of transaction costs (% p.a.)	Balance in 2012	Incurred cost	Amortization	Balance in 2013

Banco do Brasil (f)	0.4	13,315	16,212	(9,730)	19,797
Debentures (g)	0.4	8,116	-	(3,386)	4,730
Notes in the foreign market (b)	0.2	3,021	-	(712)	2,309
Other	0.2	1,435	-	(519)	916

Total		25,887	16,212	(14,347)	27,752

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total

Banco do Brasil (f)	3,086	2,690	3,219	3,844	1,635	-	14,474
Foreign Loans (c)	1,352	1,188	476	-	-	-	3,016
Debentures (g)	1,109	337	366	345	-	-	2,157
Notes in the foreign market (b)	1,309	-	-	-	-	-	1,309
Other	108	109	93	4	3	1	318

Total	6,964	4,324	4,154	4,193	1,638	1	21,274

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

l.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 50,570 in 2014 (R$ 40,675 in 2013) and by guarantees and promissory notes in the amount of R$ 3,779,450 in 2014 (R$ 2,528,511 in 2013).

In addition, the Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 173,644 in 2014 (R$ 155,221 in 2013).

Some subsidiaries of Oxiteno issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 26,684 in 2014 (R$ 14,315 in 2013), with maturities of less than 213 days. In 2014, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 646 in 2014 (R$ 350 in 2013), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. Until December 31, 2014, there was no event of default of the debts of the Company and its subsidiaries.

15	Trade Payables (Consolidated)

	2014	2013

Domestic suppliers	1,196,876	907,138
Foreign suppliers	82,626	61,812

	1,279,502	968,950

The Company’s subsidiaries acquire oil based fuels and LPG from Petróleo Brasileiro S.A. - Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all of the markets for these products in Brazil. The Company’s subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

16	Salaries and Related Charges (Consolidated)

	2014	2013

Provisions on payroll	128,181	111,831
Profit sharing, bonus and premium	108,632	142,120
Social charges	44,747	31,059
Salaries and related payments	10,904	11,000
Benefits	1,617	1,303
Others	498	341

	294,579	297,654

17	Taxes Payable (Consolidated)

	2014	2013

ICMS	93,761	75,883
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	14,822	11,445
PIS and COFINS	11,922	9,128
ISS	6,304	5,656
IPI	3,858	4,304
National Institute of Social Security (INSS)	2,991	3,998
Income Tax Withholding (IRRF)	2,267	1,659
Others	2,910	4,249

	138,835	116,322

18	Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)
The provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Changes in the provision for asset retirement obligation are as follows:

Balance in 2012	70,411
Additions (new tanks)	715
Expense with tanks removed	(5,435)
Accretion expense	3,970
Balance in 2013	69,661
Additions (new tanks)	709
Expense with tanks removed	(4,026)
Accretion expense	4,458
Balance in 2014	70,802

Current	4,598
Non-current	66,204

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

19	Deferred Revenue (Consolidated)

The Company’s subsidiaries have recognized the following deferred revenue:

	2014	2013

‘am/pm’ and Jet Oil franchising upfront fee	14,785	14,049
Loyalty program “Km de Vantagens”	10,025	12,816
Loyalty program “Club Extra”	6,349	-

	31,159	26,865

Current	23,450	17,731
Non-current	7,709	9,134

Loyalty Programs

Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and are considered part of sales revenue.

Extrafarma has a loyalty program called Club Extra (www.clubextra.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of one year, for prizes offered by its partners. Points received by Extrafarma’s customers may be used with the partner Multiplus Fidelidade and as recharge credit on a mobile phone are considered part of sales revenue.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of points. Deferred revenue is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended 2014 with 1,708 stores (1,565 stores in 2013). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended 2014 with 1,337 stores (1,235 stores in 2013). The franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis, throughout the terms of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

20	Shareholders’ Equity

a.	Share Capital
The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. As of December, 2014, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value, (544,383,996 as of December 31, 2013) and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of December 31, 2014, on BM&FBOVESPA was R$ 51.45.

On January 31, 2014, the Extraordinary Shareholders’ Meetings of Ultrapar and Extrafarma approved the issuance of 12,021,100 new ordinary, nominative, book-entry shares with no par value of the Company, increasing its capital stock by R$ 141,913, resulting in a total capital stock of R$ 3,838,686 represented by 556,405,096 shares. For further information, see Note 3.a).

As of December 31, 2014, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of December 31, 2014, there were 31,714,297 common shares outstanding abroad in the form of ADRs (34,314,797 shares as of December 31, 2013).

b.	Treasury Shares
The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, of February 14, 1980 and 268, of November 13, 1997.

On December 10, 2014, the Board of Directors approved Ultrapar’s Shares Repurchase Program (“Share Repurchase Program 2014/15”), with maximum period for the acquisition of 365 days, from December 12, 2014 and maximum acquisition number of 6,500,000 common shares. In 2014, there were no stock repurchases. In 2015, until February 25, the Company acquired 1,139,200 common shares at an average cost of R$ 51.91 per share.

As of December 31, 2014, 7,148,156 common shares (7,971,556 as of December 31, 2013) were held in the Company’s treasury, acquired at an average cost of R$ 14.42 per share.

c.	Capital Reserve
The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 26.12 per share. Such shares were used in the Deferred Stock Plan granted to executives of these subsidiaries, as mentioned in Note 8.c).

As a result of the issuance of 12,021,100 new shares occurred on January 31, 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue. For further information, see Note 3.a). In addition, the Company incurred costs directly attributable to issuing new shares in the amount of R$ 2,260, reducing the capital reserve amount.

d.	Revaluation Reserve
The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Profit Reserves

Legal Reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of Profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of net income to the investments reserve, up to the limit of 100% of the share capital.

The amounts of retention of profits and investments reserve are free of distribution restrictions and totaled R$ 2,772,527 in 2014 and R$ 2,371,533 in 2013.

f.	Other Comprehensive Income

Valuation Adjustments

The differences between the fair value and amortized cost of financial investments classified as available for sale are recognized directly in equity as valuation adjustments. The gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case the financial instruments are prepaid.

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company and (ii) an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in other comprehensive income of the Company are as follows:

	Valuation adjustments
	Fair value of financial investment available for sale	Actuarial gains (losses) of post-employment benefits	Total	Cumulative translation adjustment

Balance in 2012	23	(12,638)	(12,615)	12,621

Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	-	-	-	25,455

Changes in fair value	(18)	-	(18)	-

Actuarial gain of post-employment benefits	-	27,365	27,365	-
Income and social contribution taxes on actuarial gains	-	(9,304)	(9,304)	-

Balance in 2013	5	5,423	5,428	38,076

Translation of foreign subsidiaries, including the exchange rate effect of hedge of investments	-	-	-	5,116

Changes in fair value	46	-	46	-

Actuarial gain of post-employment benefits	-	2,538	2,538	-
Income and social contribution taxes on actuarial gains	-	(863)	(863)	-

Balance in 2014	51	7,098	7,149	43,192

g.	Dividends
The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders. The proposed dividends payable as of December 31, 2013 in the amount of R$ 389,495 (R$ 0.71 – seventy one cents of Brazilian Real per share), were approved by the Board of Directors on February 19, 2014, and paid as of March 12, 2014, having been ratified in the Annual General Shareholders’ Meeting on April 16, 2014. On August 6, 2014, the Board of Directors approved the anticipation of 2014 dividends, based on first semester results, in the amount of R$ 389,554 (R$ 0.71– seventy one cents of Brazilian Real per share), paid as from August 22, 2014.

The proposed dividends reflected in the financial statements of the Company, subject to approval of shareholders at a General Meeting, are as follows:
2014

Net income for the year attributable to shareholders of Ultrapar	1,241,563
Legal reserve	(62,078)
Net income for the year after legal reserve	1,179,485

Minimum mandatory dividends	589,742
Interim dividends paid (R$ 0.71 per share)	(389,554)

Mandatory dividends payable – Current liabilities	200,188
Additional dividends to the minimum mandatory dividends – shareholders’ equity	188,976

Dividends payable (R$ 0.71 per share)	389,164

Statutory investments reserve	400,767

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

21	Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and, as from January 31, 2014, drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the states of Pará, Amapá, Maranhão, Piauí, Ceará, and Rio Grande do Norte. The segments shown in the financial statements are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

The main financial information of each of the Company’s segments are stated as follows:

	2014	2013
Net revenue from sales and services:
Ultragaz	4,091,273	3,982,300
Ipiranga	58,830,055	53,384,116
Oxiteno	3,413,620	3,277,839
Ultracargo	346,477	332,070
Extrafarma (1)	1,101,310	-
Others (2)	40,005	37,146
Intersegment sales	(86,442)	(73,225)
Total	67,736,298	60,940,246

Intersegment sales:
Ultragaz	3,222	1,300
Ipiranga	-	-
Oxiteno	1,459	871
Ultracargo	41,998	33,940
Extrafarma (1)	-	-
Others (2)	39,763	37,114
Total	86,442	73,225

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	4,088,051	3,981,000
Ipiranga	58,830,055	53,384,116
Oxiteno	3,412,161	3,276,968
Ultracargo	304,479	298,130
Extrafarma (1)	1,101,310	-
Others (2)	242	32
Total	67,736,298	60,940,246

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2014	2013
Operating income:
Ultragaz	168,964	147,034
Ipiranga	1,700,879	1,574,677
Oxiteno	264,246	308,589
Ultracargo	117,339	108,865
Extrafarma (1)	16,946	-
Others (2)	18,223	4,868
Total	2,286,597	2,144,033

Share of profit of joint-ventures and associates:
Ultragaz	165	-
Ipiranga	(17,772)	(11,198)
Oxiteno	987	123
Ultracargo	181	1,302
Others (2)	(50)	4,780
Total	(16,489)	(4,993)

Financial income	366,009	240,562
Financial expenses	(811,416)	(578,167)
Income before income and social contribution taxes	1,824,701	1,801,435

Additions to property, plant, and equipment and intangible assets:
Ultragaz	214,305	179,862
Ipiranga	880,502	836,176
Oxiteno	115,986	141,122
Ultracargo	28,565	38,905
Extrafarma (1)	57,188	-
Others (2)	27,813	15,636
Total additions to property, plant, and equipment and intangible assets (see Notes 12 and 13)	1,324,359	1,211,701
Asset retirement obligation – fuel tanks (see Note 18)	(709)	(715)
Capitalized borrowing costs	(8,833)	(6,835)
Total investments in property, plant, and equipment and intangible assets (cash flow)	1,314,817	1,204,151

Depreciation and amortization charges:
Ultragaz	136,413	133,489
Ipiranga	528,987	454,156
Oxiteno	138,501	131,857
Ultracargo	49,372	47,349
Extrafarma (1)	12,843	-
Others (2)	21,711	12,086
Total	887,827	778,937

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	2014	2013
Total assets (excluding intersegment account balances):
Ultragaz	2,701,673	2,502,590
Ipiranga	9,138,758	8,077,204
Oxiteno	4,229,501	4,030,122
Ultracargo	1,382,969	1,320,344
Extrafarma	602,409	-
Others (2)	1,425,072	448,285
Total	19,480,382	16,378,545

(1) Information of the period from February 1 to December 31, 2014. See Note 3.a).
(2) Composed of the parent company Ultrapar (including goodwill of certain acquisition) and subsidiaries Serma and Imaven Imóveis Ltda.

Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	2014	2013

United States of America	137,470	109,451
Mexico	107,554	85,610
Uruguay	55,855	50,304
Venezuela (*)	18,763	24,834

(*) See Note 2.r).

The Company generates revenue from operations in Brazil, Mexico, United Stated of America, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	2014	2013
Net revenue:
Brazil	66,798,903	59,963,359
Mexico	138,651	134,241
Venezuela	73,390	207,008
Other Latin American countries	356,905	332,738
United States of America and Canada	152,384	136,666
Far East	58,684	45,808
Europe	89,370	73,624
Others	68,011	46,802

Total	67,736,298	60,940,246

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

22	Risks and Financial Instruments (Consolidated)

Risk Management and Financial Instruments - Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit, and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•
Implementation of the management of financial assets, instruments, and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•
Supervision and monitoring of compliance with the principles, guidelines, and standards of the Policy is the responsibility of the Risk and Investment Committee, which is composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fundraising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.
•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.
•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Currency Risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income  and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais in 2014 and 2013:

Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	2014	2013

Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	594.9	457.2
Foreign trade receivables, net of allowance for doubtful accounts	190.3	156.0
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	507.3	443.4
	1,292.5	1,056.6

Liabilities in foreign currency
Financing in foreign currency	(1,867.2)	(1,294.9)
Payables arising from imports, net of advances to foreign suppliers	(70.6)	(45.3)
	(1,937.8)	(1,340.2)

Foreign currency hedging instruments	783.3	427.1

Net asset position – Total	138.0	143.5

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Assets and Liabilities in Foreign Currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$ 138.0 million in foreign currency:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%

(1) Income statement effect	Real devaluation	(8.0)	(19.9)	(39.8)
(2) Shareholders' equity effect		21.8	54.4	108.9
(1) + (2)	Net effect	13.8	34.5	69.1

(3) Income statement effect	Real appreciation	8.0	19.9	39.8
(4) Shareholders' equity effect		(21.8)	(54.4)	(108.9)
(3) + (4)	Net effect	(13.8)	(34.5)	(69.1)

Gains (losses) directly recognized in equity in cumulative translation adjustments are due to changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.r and 20.f - Cumulative Translation Adjustments).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Interest Rate Risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES, and other development agencies, as well as debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. In 2014, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, in which the Company swapped the fixed interest rate of certain debts to floating interest rates (CDI).

The table below shows the financial assets and liabilities exposed to floating interest rates in 2014 and 2013:

In millions of Brazilian Reais
	Note	2014	2013
CDI
Cash equivalents	4	2,690.6	2,051.1
Financial investments	4	902.7	747.3
Asset position of foreign exchange hedging instruments - CDI	22	114.2	112.3
Loans and debentures	14	(5,157.9)	(3,862.0)
Liability position of foreign exchange hedging instruments - CDI	22	(749.6)	(452.5)
Liability position of hedging instruments from pre-fixed interest to CDI	22	(486.1)	(854.6)
Net liability position in CDI		(2,686.1)	(2,258.4)
TJLP
Loans –TJLP	14	(540.5)	(640.5)
Net liability position in TJLP		(540.5)	(640.5)
LIBOR
Asset position of foreign exchange hedging instruments - LIBOR	22	761.8	329.7
Loans - LIBOR	14	(814.3)	(374.4)
Net liability position in LIBOR		(52.5)	(44.7)
TIIE
Loans - TIIE	14	(32.3)	(31.2)
Net liability position in TIIE		(32.3)	(31.2)
Total net liability position exposed to floating interest		(3,311.4)	(2,974.8)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Floating Interest Rate Risk

The table below shows the incremental expenses and income that would be recognized in financial income in 2014, due to the effect of floating interest rate changes in different scenarios:

In millions of Brazilian Reais
	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	29.4	73.9	148.1
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.9	2.2	4.4
Interest effect on debt	Increase in CDI	(56.2)	(138.1)	(274.7)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(10.8)	(26.9)	(53.9)
Incremental expenses		(36.7)	(88.9)	(176.1)

Interest effect on debt	Increase in TJLP	(2.9)	(7.2)	(14.4)
Incremental expenses		(2.9)	(7.2)	(14.4)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	0.1	0.3	0.5
Interest effect on debt	Increase in LIBOR	(0.1)	(0.3)	(0.6)
Incremental expenses		-	-	(0.1)

Interest effect on debt	Increase in TIIE	(0.1)	(0.3)	(0.5)
Incremental expenses		(0.1)	(0.3)	(0.5)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments, and trade receivables.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Government credit risk - The Company's policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

	2014	2013

Ipiranga	136,104	121,205
Ultragaz	24,140	20,793
Extrafarma	11,067	-
Ultracargo	2,611	2,513
Oxiteno	4,522	2,569
Total	178,444	147,080

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 3,791.1 million, including estimated interests on loans. Furthermore, the investment plan for 2015 totals R$ 1,418 million. In 2014, the Company and its subsidiaries had R$ 4,269.2 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Notes 4 and 14).

The table below presents a summary of financial liabilities in 2014 to be settled by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet in 2014.

				In millions of Brazilian Reais

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years

Loans including future contractual interest (1) (2)	10,380.9	3,791.1	3,790.0	2,709.4	90.4
Currency and interest rate hedging instruments (3)	130.4	67.4	63.0	-	-
Trade payables	1,279.5	1,279.5	-	-	-

(1) To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 12.6 % p.a., (ii) exchange rate of the Real against the U.S. dollar of R$ 2.83 in 2015, R$ 3.09 in 2016, R$ 3.36 in 2017, R$ 3.64 in 2018, and R$ 3.94 in 2019, (iii) TJLP of 5.5% p.a. and (iv) IGP-M of 5.7% in 2015, 6.0% in 2016, 5.3% in 2017, 5.3% in 2018, and 5.3% in 2019 (source: BM&FBOVESPA, Bulletin Focus and financial institutions).

(2) Includes estimated interest payments on short-term and long-term loans until the payment date.

(3) The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA as of December 30, 2014 and on the futures curve of LIBOR (ICE - IntercontinentalExchange) on December 31, 2014. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 14). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk Management and Financial Instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered into by the Company and its subsidiaries:

Hedging instruments	Counterparty	Maturity	Notional amount1		Fair value		Amounts receivable	Amounts payable
			2014	2013	2014	2013	2014
					R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars	Bradesco, BTMU, HSBC, Itaú, JP Morgan, Santander
Receivables in U.S. dollars (LIBOR)		Jan 2015 to Sep 2017	US$ 290.0	US$ 140.0	761.8	329.7	761.8	-
Receivables in U.S. dollars (Fixed)			US$ 50.6	US$ 87.4	136.6	212.8	136.6	-
Payables in CDI interest rate			US$ (340.6)	US$ (227.4)	(749.1)	(452.5)	-	749.1
Total result			-	-	149.3	90.0	898.4	749.1

b.1 and b.2 – Exchange rate swaps payable in U.S. dollars + COUPON	Bradesco, HSBC, Citibank, Itaú, Santander	Jan 2015 to Mar 2015
Receivables in CDI interest rates			US$ 42.9	US$ 48.1	114.2	112.3	114.2	-
Payables in U.S. dollars (Fixed)			US$ (42.9)	US$ (48.1)	(115.6)	(115.4)	-	115.6
Total result			-	-	(1.4)	(3.1)	114.2	115.6

c – Interest rate swaps in R$	Banco do Brasil, Itaú	May 2015 to Aug 2016
Receivables in fixed interest rate			R$ 327.5	R$ 627.5	532.0	937.0	532.0	-
Payables in CDI interest rate			R$ (327.5)	R$ (627.5)	(486.1)	(854.6)	-	486.1
Total result			-	-	45.9	82.4	532.0	486.1

d – Exchange rate swaps receivable in Euros
Receivables in Euros (Fixed)	Itaú	Jan 2015	€ 0.2	-	0.5	-	0.5	-
Payables in CDI interest rate			€ (0.2)	-	(0.5)	-	-	0.5
Total result			-	-	-	-	0.5	0.5

Total gross result					193.8	169.3	1,545.1	1,351.3
Income tax					(36.7)	(24.3)	(36.7)	-
Total net result					157.1	145.0	1,508.4	1,351.3

Positive result (see Note 4)					164.5	151.6
Negative result (see Note 14)					(7.4)	(6.6)

(1) In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Hedging instruments existing in 2014 are described below, according to their category, risk, and hedging strategy:

a - Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI, and (ii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. In 2014, the Company and its subsidiaries had outstanding swap contracts totaling US$ 340.6 million in notional amount with a liability position, on average of 103.1 % of CDI, of which US$ 50.6 million, on average, had an asset position at US$ + 3.7 % p.a. and US$ 290.0 million had an asset position at US$ + LIBOR + 0.8% p.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.1 - Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. In 2014, these swap contracts totaled US$ 11.9 million and, on average, had an asset position at 79.9% of CDI and a liability position at US$ + 0.0% p.a.

b.2 - Hedging against foreign exchange exposure of net investments in foreign operations - The purpose of these contracts is to minimize the effect of exchange variation of investments in foreign subsidiaries with functional currencies different from the functional currency of the Company, turning them into investments in Brazilian Reais. In 2014, the Company and its subsidiaries had outstanding swap contracts totaling US$ 31.0 million in notional amount with an asset position at 81.8% of CDI and a liability position of US$ + 0.0% p.a.

c - Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Brazilian Reais from fixed into floating. In 2014 these swap contracts totaled R$ 327.5 million of notional amount corresponding to principal amount of related debt, and on average had an asset position at 11.8% p.a. and a liability position at 98.6% of CDI.

d – Hedging against the foreign currency exchange exposure of liabilities - The purpose of these contracts is offset the effect of exchange variation of debts or firm commitments in euro, turning them into debts or firm commitments in Reais indexed to the CDI. In 2014, the Company and its subsidiaries had swap contracts totaling € 0.2 million of notional amount with an asset position at EUR + 0,00% and a liability position on average of 95.0% of CDI.

Hedge Accounting

The Company and its subsidiaries test, throughout the duration of the hedge, the effectiveness of their derivatives, as well as the changes in their fair value. The Company and its subsidiaries designate as fair value hedges certain derivative financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

In 2014, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 230.0 million. In 2014, a gain of R$ 50.7 million related to the result of hedging instruments, a gain of R$ 7.1 million related to the fair value adjustment of debt, and a loss of R$ 90.6 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 103.8% of CDI (see Note 14.c.1 and c.3).

In 2014, the notional amount of exchange rate hedging instruments designated as cash flow hedges totaled US$ 12.0 million related to highly probable transactions and a gain of R$ 0.1 million was recognized through the income statement.

In 2014, the notional amount of exchange rate hedging instruments designated as hedges of net investment in a foreign operation totaled US$ 31 million relating to the portion of investments in entities which have functional currency different from the Real. In 2014, a loss of R$ 7.3 million was recorded. The exchange rate on investment and the hedging instrument effects were offset in equity.

In 2014, the notional amount of interest rate hedging instruments totaled R$ 327.5 million, referring to the principal of the pre-fixed loans in Brazilian Reais. As of December 31,2014, a gain of R$ 3.1 million related to the result of hedging instruments, a gain of R$ 10.2 million related to the fair value adjustment of debt, and a loss of R$ 60.8 million related to the accrued interest rate of the debt were recognized in the income statement, transforming the average effective cost of the operations into 98.6% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the shareholders’ equity in 2014 and 2013 of the Company and its subsidiaries:

	R$ million
	2014
	Profit or loss	Equity

a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(51.2)	-
b – Exchange rate swaps payable in U.S. dollars (ii)	6.6	(7.3)
c – Interest rate swaps in R$ (iii)	13.3	-

Total	(31.3)	(7.3)

	R$ million
	2013
	Profit or loss	Equity

a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(26.9)	-
b – Exchange rate swaps payable in U.S. dollars (ii)	(4.8)	-
c – Interest rate swaps in R$ (iii)	51.9	-

Total	20.2	-

The table above: (i) does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt), (ii) considers the designation effect of foreign exchange hedging and (iii) considers the designation effect of interest rate hedging in Brazilian Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, in 2014 and 2013, are stated below:

			2014		2013
	Category	Note	Carrying value	Fair value	Carrying value	Fair value

Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	4	133,296	133,296	224,926	224,926
Financial investments in local currency	Measured at fair value through profit or loss	4	2,690,638	2,690,638	2,051,143	2,051,143
Financial investments in foreign currency	Measured at fair value through profit or loss	4	3,435	3,435	-	-

Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	892,065	892,065	736,638	736,638
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	10,618	10,618
Fixed-income securities and funds in foreign currency	Available for sale	4	505,574	505,574	368,781	368,781
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	164,496	164,496	151,594	151,594

Total			4,400,122	4,400,122	3,543,700	3,543,700

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,132,644	1,132,644	1,118,281	1,118,281
Financing	Measured at amortized cost	14	4,904,248	4,878,005	4,340,967	4,373,680
Debentures	Measured at amortized cost	14	2,283,852	2,281,353	1,459,412	1,456,282
Finance leases	Measured at amortized cost	14	47,044	47,044	44,391	44,391
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	7,424	7,424	6,575	6,575
Subscription warrants – indemnification	Measured at fair value through profit or loss	3.a	92,072	92,072	-	-

Total			8,467,284	8,438,542	6,969,626	6,999,209

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the reporting period, which corresponds to their fair value.
•
Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The fair value calculation of LPG Inc.’s notes in the foreign market (see Note 14.b) is based on the quoted prices in an active market.
•	The subscription warrants – indemnification were measured on the share price of Ultrapar (UGPA3) at the reporting date.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2014 and 2013. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as available for sale, which are measured at fair value through other comprehensive income (see Note 4), (iv) loans and financing measured at fair value through profit or loss (see Note 14), (v) guarantees to customers that have vendor arrangements (see Note 14.l), which are measured at fair value through profit or loss, and (vi) subscription warrants – indemnification, which are measured at fair value through profit or loss. The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks, and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
(c)	Level 3 - inputs for the asset or liability which are not based on observable market variables (unobservable inputs).
The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries in 2014 and 2013:

	Category	Note	2014	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	133,296	133,296	-	-
Financial investments in local currency	Measured at fair value through profit or loss	4	2,690,638	2,690,638	-	-
Financial investments in foreign currency	Measured at fair value through profit or loss	4	3,435	3,435	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	892,065	892,065	-	-
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	-	-
Fixed-income securities and funds in foreign currency	Available for sale	4	505,574	146,782	358,792	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	164,496	-	164,496	-

Total			4,400,122	3,876,834	523,288	-

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,132,644	-	1,132,644	-
Financing	Measured at amortized cost	14	4,878,005	707,281	4,170,724	-
Debentures	Measured at amortized cost	14	2,281,353	-	2,281,353	-
Finance leases	Measured at amortized cost	14	47,044	-	47,044	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	7,424	-	7,424	-
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	3.a	92,072	-	92,072	-
Total			8,438,542	707,281	7,731,261	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	2013	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	224,926	224,926	-	-
Financial investments in local currency	Measured at fair value through profit or loss	4	2,051,143	2,051,143	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	736,638	736,638	-	-
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	-	-
Fixed-income securities and funds in foreign currency	Available for sale	4	368,781	-	368,781	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	151,594	-	151,594	-

Total			3,543,700	3,023,325	520,375	-

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,118,281	-	1,118,281	-
Financing	Measured at amortized cost	14	4,373,680	638,842	3,734,838	-
Debentures	Measured at amortized cost	14	1,456,282	-	1,456,282	-
Finance leases	Measured at amortized cost	14	44,391	-	44,391	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	6,575	-	6,575	-
Total			6,999,209	638,842	6,360,367	-

1) Refers to subscription warrants issued by the Company in the Extrafarma acquisition that, if exercised, may lead to the issuance of up to 3,205,622 shares in the future, related to subscription warrants – indemnification. The subscription warrants are measured using the price of the shares issued by Ultrapar (UGPA3) on the reporting date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and are not entitled to dividends. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. For further information of the Extrafarma acquisition, see Note 3.a).

Sensitivity Analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of December 31, 2014. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 3.38 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 31, 2014, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais as of December 31, 2014 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Risk	Scenario I (likely)	Scenario II		Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	176,383	446,885		717,387
(2) Debts/firm commitments in dollars	appreciation	(176,388)	(446,897)		(717,406)
(1)+(2)	Net effect	(5)	(12)		(19)

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(527)	28,111		56,748
(4) Gross margin of Oxiteno	devaluation	527	(28,111)		(56,748)
(3)+(4)	Net effect	-		-	-

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of the DI x Pre contract on BM&FBOVESPA as of December 30, 2014 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap (in R$)
(1) Fixed rate swap - CDI	Decrease in	-	6,343	12,988
(2) Fixed rate financing	Pre-fixed rate	-	(6,349)	(12,996)
(1)+(2)	Net effect	-	(6)	(8)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

23	Provisions, Contingencies and Commitments (Consolidated)

a.	Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, and labor disputes and are discussing these issues both at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by managements. Managements are supported by the opinion of the legal departments of the Company and its outside legal counsel.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance in 2013	Opening balance of Extrafarma (1)	Additions	Write-offs	Monetary restatement	Balance in 2014

IRPJ and CSLL (i)	360,861	10,630	13,003	(5,230)	27,214	406,478
PIS and COFINS (ii)	86,512	25,540	-	(207)	7,392	119,237
ICMS (iii)	33,113	21,209	366	(34,499)	640	20,829
Social security	6,251	4,315	261	(961)	617	10,483
Civil litigation (iv)	90,886	1,241	567	(34,439)	81	58,336
Labor litigation (v)	60,174	2,578	11,257	(4,550)	2,057	71,516
Other	1,223	4	157	(853)	31	562

Total	639,020	65,517	25,611	(80,739)	38,032	687,441

Current	69,306					64,169
Non-current	569,714					623,272

(1)	For further information on the Extrafarma acquisition, see Note 3.a).

Some of the tax provisions above involve escrow deposits in the amount of R$ 505,650 in 2014 (R$ 456,075 in 2013).

b.	Tax Matters

Provisions

(i)     On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 388,675 in 2014 (R$ 345,513 in 2013). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court descision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the Company appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts (STJ and STF) whose trials are pending.

(i)  The subsidiary IPP has a Declaratory Action discussing the constitutionality of Law No. 9316/1996, that denied the deduction of CSLL from the IRPJ tax basis. This claim was denied on 1st and 2nd instances, and the appeal presented to the Supreme Court awaits trial. The subsidiary has provision of R$ 20,706 in 2014 (R$ 19,806 in 2013) for this discussion.

(ii)  The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., Empresa Carioca de Produtos Químicos S.A. (“EMCA”), IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP paid the amounts into escrow deposits, and recognized a corresponding provision in the amount of R$ 92,457 in 2014 (R$ 86,306 in 2013).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

(iii)       The subsidiary IPP had a provision related to ICMS, mainly with respect to several transactions that resulted in tax assessments for which the proof of payment was not evident, in the amount of R$ 19,449 in 2013. In the second quarter of 2014, the subsidiary provided rebuttal documents, which will be subject to judicial investigation, relating to this failure to pay the ICMS charge for the alleged omission of output fuel oil operations. Thus, the Company reassessed the probability of the losses as “possible”, and reversed the provision.

Contingent Liabilities

The main tax claims of subsidiary IPP and its subsidiaries that are classified as having a possible risk of loss, and that have not been recognized in the financial statements due to this assessment, are related to ICMS, and mainly, to: (a) the required proportional reversal of ICMS credits recognized on the purchase of ethanol that was later resold at lower prices as a result of PROÁLCOOL, a Federal Government program to encourage alcohol production. The Company has determined the anticipation of financial subsidy by the distributors to the mill owners and their subsequent reimbursement by the DNC (current National Oil Agency) as R$ 116,480 in 2014 (R$ 113,555 in 2013), (b) alleged undue ICMS credits for which the tax authorities understand that there was no proof of origin for R$ 36,370 in 2014 (R$ 29,565 in 2013), (c) assessments for alleged non-payment of ICMS totaling R$ 52,011 in 2014 (R$ 25,576 in 2013), (d) assessment issued in Ourinhos/SP in connection with the return of ethanol loans made with deferred tax, in the amount of R$ 45,256 in 2014 (R$ 40,848 in 2013), (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits on interstate sales made under Article 33 of ICMS Convention 66/88, which allowed the use of the ICMS credit but was suspended by an injunction granted by STF (the Brazilian Federal Court of Justice), totaling R$ 17,806 in 2014 (R$ 17,222 in 2013), (f) ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ (the Brazilian High Court of Justice) is that it is possible to take credit, even if there is a defect in the document of the seller, as long as it is confirmed that the transaction occurred, for R$ 28,811 in 2014 (R$ 27,215 in 2013); (g) assessments arising from surplus or shortage of inventory, generated by differences in temperature or handling of the product, without the corresponding issuance of invoices, as of R$ 60,412 in 2014 (R$ 47,106 in 2013), (h) infraction relating to ICMS credits due to alleged non-compliance with legal formalities, for R$ 40,224 in 2014 (R$ 36,398 in 2013) and; (i) assessments arising from ICMS credits related to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alleged disagreement with the law, in the amount of R$ 36,396 in 2014 (R$ 30,726 in 2013); (j) assessments that consider various possible breaches of auxiliary obligations, among them the alleged lack of issuance of invoices, the alleged failure of delivery, or delivery with errors of informative reports to the tax authorities, errors in the filling of DANFE - Auxiliary Document Electronic Invoice, among others, totaling R$ 8,173 in 2014 (R$ 11,806 in 2013); and (k) infraction notice for non-payment of ICMS related to the acquisition of basic lubricating oil, whose remittance was deferred to the time of the subsequent industrialized output relating to interstate transactions (covered by the constitutional non-incidence - article 155, X, ‘b’ of the Federal Constitution), totaling R$ 11,579 in 2014 (R$ 10,657 in 2013).

The subsidiary IPP has assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The non-provisioned amount of this contingency classified as a possible risk of loss, in 2014, is R$ 140,566 (R$ 117,697 in 2013).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Contingent Assets

The Company and its subsidiaries have favorable judgments to pay contributions to PIS and COFINS without the changes introduced by Law 9718/1998 in its original version. The ongoing questioning refers to the levy of these contributions on sources of income other than gross revenue. In 2005, the STF (the Brazilian Supreme Federal Court) decided the question in favor of the taxpayers. Although this has set a favorable precedent, the effect of this decision does not automatically apply to all companies, since they must await the formal decision in their own lawsuits. Certain lawsuits of the Company’s subsidiaries are currently pending trial and, in the event all such lawsuits are decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income and social contribution taxes may reach R$ 36,555, net of attorney’s fees.

c.	Civil Claims

Provisions

iv) The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental issues in the amount of R$ 58,336 in 2014 (R$ 90,886 in 2013).

Contingent Liabilities

The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE (Brazilian antitrust authority) based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 23,104. The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed. Based on the above elements and on the opinion of its legal counsel, the subsidiary did not recognize a provision for this contingency.

d.	Labor Matters

Provisions

v) The Company and its subsidiaries maintained provisions of R$ 71,516 in 2014 (R$ 60,174 in 2013) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Contingent Liabilities

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. Individual claims were rejected. The collective bargaining agreement is currently pending trial by STF. In the second half of 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective bargaining agreement dispute. Based on the opinion of their legal advisors, who reviewed the latest STF decision in the collective bargaining agreement dispute as well as the status of the individual claims involving the subsidiaries Oxiteno Nordeste and EMCA, the management of such subsidiaries believed that it was not necessary to recognize a provision in 2014.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil, and labor nature, which are individually less relevant, and were estimated by their legal counsel as having possible and/or remote risks (proceedings whose chance of loss is 50% or less). A such, the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the financial statements due to their contingent nature.

e.	Contracts
Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. In 2014, these rates were R$ 5.79 per ton for Aratu and R$ 1.38 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provides a minimum annual consumption of 205 thousand tons and a maximum of 220 thousand tons. The minimum purchase commitment and the actual demand accumulated in 2014 and 2013, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required in the agreement.
	Minimum purchase commitment (*)		Accumulated demand (actual)

	2014	2013	2014	2013
In tons of ethylene	205,076	195,085	205,224	200,130

(*) Adjusted for scheduled shutdowns in Braskem S.A. during the year.

Subsidiary Oxiteno S.A has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. The minimum purchase commitment and the actual demand accumulated in 2014 and 2013, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required in the agreement.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Minimum purchase commitment (*)		Accumulated demand (actual)

	2014	2013	2014	2013
In tons of ethylene	39,067	41,810	39,254	42,201

(*) Adjusted for scheduled shutdowns in Braskem S.A. during the year.

f.	Insurance Coverage in Subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of maximum possible losses of certain locations are shown below:

Maximum compensation value (*)

Oxiteno	US$ 1,104
Ipiranga	R$ 705
Ultracargo	R$ 550
Ultragaz	R$ 250
Extrafarma	R$ 100

(*) In millions. As of policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, fiscal council and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 50 million, which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted , except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies maintained are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Operating Lease Contracts

Subsidiaries Cia. Ultragaz, Bahiana, Utingás Armazenadora S.A., Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total

2014	24,473	18,783	-	43,256

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total

2014	payable	84,740	247,981	153,106	485,827
	receivable	(47,895)	(146,391)	(112,050)	(306,336)

The expense recognized in 2014 for operating leases was R$ 72,969 (R$ 41,013 in 2013), net of income. The increase in operating leases expense was substantially due to the acquisition of Extrafarma.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

24.	Employee Benefits and Private Pension Plan (Consolidated)

a.	ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associaçăo de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. In 2014, the Company and its subsidiaries contributed R$ 19,784 (R$ 17,876 in 2013) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of December 31, 2014 was 8,511 active participants and 141 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment Benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary as of December 31, 2014 and are recognized in the financial statements in accordance with IAS 19 R2011 (CPC 33 R2).

	2014	2013

Health and dental care plan	28,521	32,028
FGTS Penalty	50,881	43,349
Bonus	25,288	20,545
Life insurance	15,101	15,374

Total	119,791	111,296

Current	11,419	11,922
Non-current	108,372	99,374

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the present value of the provision for post-employment benefits are as follows:

	2014	2013

Opening balance	111,296	128,495
Current service cost	2,594	3,075
Interest cost	12,718	11,028
Actuarial (gains) losses from changes in actuarial assumptions	(455)	(27,369)
Benefits paid directly by Company and its subsidiaries	(6,362)	(3,933)

Ending balance	119,791	111,296

The expense of the year is presented below:

	2014	2013

Health and dental care plan	3,699	3,550
FGTS Penalty	6,740	5,893
Bonus	3,159	3,043
Life insurance	1,714	1,617

Total	15,312	14,103

Significant actuarial assumptions adopted include:

Economic factors	2014	2013
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	11.82	11.79
Average projected salary growth rate	8.38	7.10
Inflation rate (long term)	5.2	5.0
Growth rate of medical services	9.41	9.20

Demographic factors

•           Mortality Table for the life insurance benefit – CSO-80
•           Mortality Table for other benefits - AT 2000 Basic decreased by 10%
•           Disabled Mortality Table - RRB 1983
•           Disability Table - RRB 1944 modified

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, wage and medical costs increases. The following sensitivity analyses on December 31, 2014 were determined based on reasonably possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Increase in liability	Change in assumptions	Decrease in liability

Discount rate	increase by 1.0 p.p	7,494	decrease by 1.0 p.p	8,633
Wage growth rate	increase by 1.0 p.p	2,214	decrease by 1.0 p.p	2,009
Medical services growth rate	increase by 1.0 p.p	3,484	decrease by 1.0 p.p	2,915

The sensitivity analysis presented may not represent the real change in the post-employment benefits obligation, since it is unlikely that changes occur in just one assumption alone, considering that some of these assumptions may be correlated.

Risks related to post-employment benefits

Interest rate risk: a long-term interest rate is used to calculate the present value of post-employment liabilities. A reduction in this interest rate will increase the corresponding liability.

Growth wage risk: the present value of the liability is calculated using as reference the wages of the plan participants, projected with the average nominal wage growth rate. An increase in the real wages of plan participants will increase the corresponding liability.

Medical costs growth risk: the present value of the liability is calculated using as reference the medical cost by age based on actual healthcare costs, projected based on the growth rate of medical services costs. An increase in the real medical costs will increase the corresponding liability.

25	Revenue from Sale and Services (Consolidated)

	2014	2013

Gross revenue from sale	69,088,648	62,054,471
Gross revenue from services	578,205	546,159
Sales tax	(1,628,483)	(1,393,073)
Discounts and sales returns	(302,915)	(267,714)
Deferred revenue (see Note 19)	843	403

Net revenue from sales and services	67,736,298	60,940,246

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

26	Expenses by Nature (Consolidated)

The Company presents its expenses by function in the consolidated income statement and presents below its expenses by nature:

	2014	2013

Raw materials and materials for use and consumption	61,308,509	55,158,800
Personnel expenses	1,619,830	1,393,115
Freight and storage	1,003,462	975,904
Depreciation and amortization	887,827	778,937
Advertising and marketing	182,674	169,235
Services provided by third parties	223,632	156,730
Lease of real estate and equipment	122,130	83,311
Other expenses	245,529	218,042

Total	65,593,593	58,934,074

Classified as:
Cost of products and services sold	62,304,631	56,165,382
Selling and marketing	2,158,659	1,756,376
General and administrative	1,130,303	1,012,316

Total	65,593,593	58,934,074

Research and development expenses are recognized in the income statements and amounted to R$ 36,956 in 2014 (R$ 29,052 in 2013).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

27	Other Operating Income, Net (Consolidated)

	2014	2013

Commercial partnerships	46,140	28,689
Merchandising	37,177	41,956
Loyalty program	13,305	28,189
Others	10,292	(1,253)

Other operating income, net	106,914	97,581

28	Gain on Disposal of Property, Plant and Equipment and Intangibles (Consolidated)

The gain is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. In 2014, the gain was R$ 36,978 (gain of R$ 40,280 in 2013). The gain in 2013 relates primarily to the sale of land and of part of a storage base of Ipiranga. The gain in 2014 relates primarily to the sale of land.

29	Financial Income (Expense)

	Parent		Consolidated
	2014	2013	2014	2013
Financial income:
Interest on financial investments	131,852	120,245	298,977	178,275
Interest from customers	-	-	63,090	58,182
Other financial income	37	-	3,942	4,105
	131,889	120,245	366,009	240,562
Financial expenses:
Interest on loans	-	-	(467,704)	(354,151)
Interest on debentures	(97,540)	(73,471)	(255,419)	(124,908)
Interest on finance leases	-	-	(5,883)	(5,816)
Bank charges, financial transactions tax, and other charges	3,411	(12,811)	(34,416)	(43,499)
Exchange variation, net of gains and losses with derivative instruments	-	(1)	(46,464)	(40,654)
Changes in subscription warranty-indemnification (see Note 3.a)	(649)	-	(649)	-
Monetary restatement of provisions, net, and other financial expenses	(17)	(13)	(881)	(9,139)
	(94,795)	(86,296)	(811,416)	(578,167)

Financial income (expense)	37,094	33,949	(445,407)	(337,605)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Financial Statements

(In thousands of Brazilian Reais, unless otherwise stated)

30	Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has subscription warrants-indemnification and a deferred stock plan, as mentioned in Notes 3.a) and 8.c), respectively.

Basic Earnings per Share	2014	2013

Net income for the year of the Company	1,241,563	1,225,143
Weighted average shares outstanding (in thousands)	545,679	534,114
Basic earnings per share –R$	2.2753	2.2938

Diluted Earnings per Share	2014	2013

Net income for the year of the Company	1,241,563	1,225,143
Weighted average shares outstanding (in thousands), including deferred stock plan and subscription warrants-indemnification	549,552	536,412
Diluted earnings per share –R$	2.2592	2.2840

Weighted Average Shares Outstanding (in thousands)	2014	2013

Weighted average shares outstanding for basic per share calculation:	545,679	534,114
Dilution effect
Subscription warrants-indemnification	1,832	-
Deferred Stock Plan	2,041	2,298
Weighted average shares outstanding for diluted per share calculation:	549,552	536,412

31	Subsequent event

Renegotiation of financing

Subsidiary IPP renegotiated loans with Banco do Brasil, which would mature in February 2015, in the notional amount of R$ 333 million, changing the maturities to July 2017 and January 2018, with floating interest rate of 106% of CDI.

Issue of debentures

In February 2015, the Company made its fifth issuance of debentures in single series of 80,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, with face unit value of R $ 10,000.00, with a term of three years (payment of the face value in a lump sum at final on maturity) and interest of 108.25% of CDI.

Item 2

São Paulo, February 25, 2015 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA3 / NYSE: UGP), a multi-business company engaged in specialized distribution and retail (Ipiranga / Ultragaz / Extrafarma), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the fourth quarter and the year 2014.

Results conference call
Brazilian conference call
February 27th, 2015
9:00 a.m. (US EST)
São Paulo – SP
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International conference call
February 27th, 2015
10:30 a.m. (US EST)
Participants in Brazil: 0800 891 0015
Participants in the USA: +1 877 317 6776
International participants: +1 412 317 6776
Code: Ultrapar

IR Contact
E-mail: invest@ultra.com.br
Telephone: + 55 11 3177 7014
Website: www.ultra.com.br

Ultrapar Participações S.A.
UGPA3 = R$ 51.45/share (12/31/14)
UGP = US$ 19.07/ADR (12/31/14)

Main highlights in 4Q14 and 2014:

✓	ULTRAPAR'S NET REVENUES TOTAL R$ 18 BILLION IN 4Q14 AND R$ 68 BILLION IN 2014, 10% AND 11% INCREASE OVER 4Q13 AND 2013, RESPECTIVELY, WITH GROWTH IN ALL THE BUSINESSES.

✓	ULTRAPAR'S EBITDA REACHES R$ 916 MILLION IN 4Q14 AND R$ 3.2 BILLION IN 2014, 10% AND 8% INCREASE OVER 4Q13 AND 2013, RESPECTIVELY.

✓	ULTRAPAR’S INVESTMENTS TOTALED R$ 2 BILLION IN 2014

✓	ULTRAPAR APPROVED AN ADDITIONAL DIVIDEND DISTRIBUTION OF R$ 389 MILLION, RESULTING IN A TOTAL DIVIDEND DISTRIBUTION OF R$ 779 MILLION IN 2014, 5% HIGHER THAN 2013.

✓	ULTRAPAR APPROVED A SHARE REPURCHASE PROGRAM OF UP TO 6,500,000 COMMON SHARES.

"We are very pleased that we closed 2014 with another quarter and year of positive results, exactly when we completed 15 years since our IPO. During this period, even passing through various economic conditions in Brazil and in the global economy, Ultrapar recorded an average annual growth of 20% in its EBITDA, 23% in net earnings and total shareholder return of 22% per year. The economic environment, which has been deteriorating over the last months, was not an easy one: economic slowdown, soaring interest rates, high inflation rates. Ultrapar’s performance is a consequence of investments made to strengthen and expand the company, our focus in efficiency and productivity, the resilient nature of our businesses and the execution capability of our teams. These fundamentals, combined with our corporate governance designed to create value, allow visibility to continue this growth trajectory in 2015."
Thilo Mannhardt – CEO

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The information of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated information of Ultrapar. In addition, the financial and operational information presented in this document is subject to rounding off and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

In September 2013, Ultrapar entered into an association agreement with Extrafarma. The transaction was closed on January 31, 2014 upon the approval of the association by the Extraordinary General Meetings of Ultrapar and Extrafarma. Extrafarma’s results were consolidated in Ultrapar’s financial statements as from February 1, 2014. Consequently, Ultrapar’s financial statements for the periods prior to February 1, 2014 do not include Extrafarma’s results and its operational data included in this release refer, for 2014, exclusively to the months from February to December. Aiming to provide a comparison basis for the analysis of the evolution of Extrafarma’s performance, we present its results for 2013 including the months from February to December 2013. As a consequence of the closing of the transaction, 12,021,100 new common, nominative book-entry shares with no par value of Ultrapar were issued, which corresponded to R$ 141.9 million of capital increase and R$ 498.8 million of increase in capital reserve, totaling an increase in shareholders’ equity of R$ 640.7 million. In addition, Ultrapar issued subscription warrants that, if exercised, would lead to the issuance of up to 4,007,031 shares in the future, broken down into 801,409 shares related to subscription warrants – working capital and 3,205,622 shares related to subscription warrants – indemnification. On June 30, 2014, in an assessment of the working capital and indebtedness adjustments the company identified that the subscription warrants – working capital shall not be exercised by the former shareholders of Extrafarma. Accordingly, the company reversed full provision for the issuance of 801,409 shares related to subscription warrants – working capital, which corresponded to R$ 42.1 million at the closing date. Additionally, it was verified that Ultrapar has R$ 12.2 million in receivables due to the adjustment on working capital that was registered under “other receivables” in current assets. The shares of the subscription warrants – indemnification may be exercised as from 2020 and is adjusted according to variations of provisions for fiscal, civil and labor risks and contingent liabilities related to the period prior to January 31, 2014. The value of the association totaled R$ 719.9 million. For more information, see Note 3.a and Note 22 to our 2014 financial statements.

EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT— Earnings Before Interest and Taxes, are presented in accordance with CVM Instruction No. 527, issued by CVM on October 4, 2012. The calculation of EBITDA starting from net earnings is presented below:

R$ million	4Q14	4Q13	3Q14	Δ (%) 4Q14v4Q13	Δ (%) 4Q14v3Q14	2014	2013	Δ (%) 2014v2013
Net earnings	371.8	370.7	328.8	0%	13%	1,251.2	1,228.7	2%
(+) Income and social contribution taxes	182.8	168.0	132.5			573.5	572.7
(+) Financial expenses (income), net	124.7	93.9	107.4			445.4	337.6
(+) Depreciation and amortization	236.4	200.9	220.8			887.8	778.9
EBITDA	915.6	833.5	789.5	10%	16%	3,157.9	2,918.0	8%

2

Summary of 4th quarter 2014

Ultrapar – Consolidated data	4Q14	4Q13	3Q14	Δ (%) 4Q14v4Q13	Δ (%) 4Q14v3Q14	2014	2013	Δ (%) 2014v2013
Net sales and services	17,822	16,227	17,300	10%	3%	67,736	60,940	11%
Gross profit	1,490	1,287	1,370	16%	9%	5,432	4,775	14%
Operating profit	685	634	574	8%	19%	2,287	2,144	7%
EBITDA	916	834	789	10%	16%	3,158	2,918	8%
Net earnings¹	372	371	329	0%	13%	1,251	1,229	2%
Earnings per share attributable to Ultrapar shareholders²	0.67	0.70	0.59	(3%)	14%	2.26	2.28	(1%)
Amounts in R$ million (except for EPS)
¹ Under IFRS, consolidated net earnings include net earnings attributable to non-controlling shareholders of the controlled companies.
2 Calculated based on the weighted average number of shares over the period, excluding shares held in treasury.

Ipiranga – Operational data	4Q14	4Q13	3Q14	Δ (%) 4Q14v4Q13	Δ (%) 4Q14v3Q14	2014	2013	Δ (%) 2014v2013
Total volume (000 m³)	6,715	6,563	6,539	2%	3%	25,614	24,758	3%
Diesel	3,365	3,440	3,473	(2%)	(3%)	13,309	13,332	(0%)
Gasoline, ethanol and NGV	3,263	3,031	2,970	8%	10%	11,952	11,055	8%
Other3	87	92	97	(6%)	(10%)	353	370	(5%)
3 Fuel oils, kerosene, lubricants and greases.

Oxiteno – Operational data	4Q14	4Q13	3Q14	Δ (%) 4Q14v4Q13	Δ (%) 4Q14v3Q14	2014	2013	Δ (%) 2014v2013
Total volume (000 tons)	194	179	204	9%	(5%)	780	776	0%
Product mix
Specialty chemicals	166	170	175	(2%)	(5%)	673	687	(2%)
Glycols	28	9	30	213%	(5%)	107	89	21%
Geographical mix
Sales in Brazil	139	124	146	13%	(4%)	557	546	2%
Sales outside Brazil	55	55	59	0%	(7%)	222	230	(3%)

Ultragaz – Operational data	4Q14	4Q13	3Q14	Δ (%) 4Q14v4Q13	Δ (%) 4Q14v3Q14	2014	2013	Δ (%) 2014v2013
Total volume (000 tons)	430	422	461	2%	(7%)	1,711	1,696	1%
Bottled	294	287	310	2%	(5%)	1,155	1,134	2%
Bulk	136	136	151	1%	(10%)	556	562	(1%)

Ultracargo - Operational data	4Q14	4Q13	3Q14	Δ (%) 4Q14v4Q13	Δ (%) 4Q14v3Q14	2014	2013	Δ (%) 2014v2013
Effective storage4 (000 m3)	677	694	731	(2%)	(7%)	715	696	3%
4 Monthly average.

3

Extrafarma - Operational data5	4Q14	4Q13	3Q14	Δ (%) 4Q14v4Q13	Δ (%) 4Q14v3Q14	2014	2013	Δ (%) 2014v2013
Gross revenues (R$ million)	346	294	327	18%	6%	1,171	1,005	16%
Number of drugstores (end of period)	223	195	210	14%	6%	223	195	14%
5 As highlighted in "Considerations on the financial and operational information", unless otherwise indicated, Extrafarma information for 2014 and 2013 refers to the months from February to December of each year.

Macroeconomic indicators	4Q14	4Q13	3Q14	Δ (%) 4Q14v4Q13	Δ (%) 4Q14v3Q14	2014	2013	Δ (%) 2014v2013
Average exchange rate (R$/US$)	2.55	2.28	2.28	12%	12%	2.35	2.16	9%
Brazilian interbank interest rate (CDI)	2.8%	2.3%	2.7%			10.8%	8.1%
Inflation in the period (IPCA)	1.7%	2.0%	0.8%			6.4%	5.9%

Highlights

✓
Dividend distribution of R$ 389 million approved – The Board of Directors of Ultrapar approved today a dividend payment of R$ 389 million, equivalent to R$ 0.71 per share, to be paid from March 13, 2015 onwards. This distribution, added to the anticipated dividends distributed in August 2014, come to a total of R$ 779 million, representing a dividend yield of 3% on Ultrapar's average share price in 2014. The total dividends declared in 2014 is 5% higher than that in 2013, and reflects the growth of the company's results in the last years and its cash generation.

✓
Ultrapar's shares repurchase program approved – On December 10, 2014, Ultrapar's Board of Directors approved a program for the repurchase of shares issued by Ultrapar, expiring on December 11, 2015, with a limit of up to 6,500,000 common shares, representing 1.2% of the total outstanding shares of Ultrapar.

✓
2015 investment plan approved – Ultrapar’s investment plan for 2015 approved by the Board of Directors, excluding acquisitions, amounts to R$ 1,418 million, which demonstrates the continuity of good opportunities to grow through increased scale and productivity gains, as well as modernization of existing operations.

Organic investment plan¹ (R$ million)	2015 (B)
Ipiranga	922
Oxiteno	121
Ultracargo	49
Ultragaz	187
Extrafarma	112
Others	27
Total	1,418
1 Net of disposals

At Ipiranga, we plan to invest (i) R$ 357 million to maintain the pace of expansion of its distribution network (through the conversion of unbranded service stations and the opening of new gas stations) and of am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, and in new distribution centers to supply the convenience stores, (ii) R$ 75 million in the expansion of its logistics infrastructure to support the growing demand, mainly through the construction of logistics facilities, and (iii) R$ 142 million in modernization, mainly in logistics facilities and IT systems and (iv) R$ 348 million in the maintenance of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations.

4

Oxiteno plans to invest R$ 121 million in the maintenance of its plants and IT systems aiming to enhance the productivity.

Ultracargo plans to invest R$ 49 million mainly in the modernization, adjustment and maintenance of the infrastructure of its terminals and in the potential expansion of the Itaqui terminal, which shall start operating in 2016.

At Ultragaz, investments are estimated at R$ 187 million and will be focused mainly (i) on UltraSystem (small bulk), due to the perspective of capturing new clients, (ii) on the construction, expansion and maintenance of filling plants and (iii) on the replacement and purchase of LPG bottles.

At Extrafarma, we plan to invest R$ 112 million mainly to accelerate drugstore openings and to the maintenance of its activities.

5

Executive summary of the results

Deterioration of macroeconomic environment continued in 2014, as in 2013. The scenario was formed by the combination of inflation above the target, weak economic activity, expansionary fiscal policy and rising interest rates. With the purpose of curbing the growing inflation rates verified over the year, the Brazilian Central Bank raised the basic interest rate of the economy, from 10% at the end of 2013 to 11.75% at the end of 2014. GDP growth expectations in 2014, measured by the Central Bank’s Focus report, started the year with a perspective of 2.0% and are currently pointing towards a negative progression. Despite the weak performance of the Brazilian economy, in contrast to a rebound of the U.S. economy, the Real remained relatively stable against the dollar until the third quarter, when the devaluation started. The average Real to dollar exchange rate in 4Q14 was R$ 2.55/US$ compared to R$ 2.28/US$ in 4Q13. The number of light vehicles licensed totaled 926 thousand vehicles in 4Q14, resulting in a total of 3.3 million vehicles licensed during that year, which lead to a 6% growth of the fleet in 2014. The deceleration in global economy and the production decisions of the OPEC member countries influenced the international oil price, which started the year at US$ 111/barrel (Brent) and remained stable until the third quarter, but ended 2014 at US$ 56/barrel. In Brazil, in November, Petrobras raised by 3% the refinery prices of gasoline and by 5% of diesel. In December, Petrobras raised LPG refinery prices for the bulk segment by 15%. Sales in the retail pharmacy sector, according to data from members of Abrafarma, grew 12% in 4Q14 compared to 4Q13, continuing the growth seen in recent years.

In such economic and operational environment, Ultrapar reported consolidated EBITDA of R$ 916 million in 4Q14, up 10% over 4Q13.

At Ipiranga, sales volume of fuels for light vehicles (Otto cycle) was the positive highlight in 4Q14, presenting an 8% growth as compared to 4Q13, driven by growth in the light vehicle fleet, the investments made over the last few years to expand the service station network and related logistics infrastructure, and the larger number of working days. EBITDA reached R$ 712 million, an increase of 14% compared to 4Q12, mainly due to increased sales volume in Otto cycle, with an improved sales mix, and to the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty.

In Oxiteno, sales volume reached 194 thousand tons, up 9% over 4Q13, mainly due to the 13% growth in sales in the domestic market, a growth substantially concentrated on sales of glycols, partially offset by the lower volume of specialty chemicals, influenced by the effects of the slowdown of the Brazilian economy, and by the reduction in the operating level in Venezuela since 1Q14, due to the limitations in importing raw material in that country. EBITDA totaled R$ 98 million in 4Q14, down 9% over 4Q13, mainly due to (i) the reduction in the volume of specialty chemicals, (ii) the reduced operating level in Venezuela, (iii) the lower prices of glycols in the international market and (iv) increased project expenses, partially offset by the weaker Real.

In 4Q14, Ultragaz reported a 2% growth in sales volume compared to 4Q13, mainly as a result of the 2% growth in bottled segment, due to commercial initiatives, the market growth in North and Northeast regions and by the larger number of working days. In 4Q14, Ultragaz's EBITDA reached R$ 82 million, up 30% over 4Q13, mainly due to the increased volume, commercial initiatives and reduction of costs and expenses.

In Ultracargo, average storage presented a 2% drop compared to 4Q13, due to the lower handling of ethanol, chemicals and corrosives, mainly as a result of the economic slowdown, partially offset by the increased handling of fuel oils and automotive fuels. Ultracargo's EBITDA reached R$ 38 million in 4Q14, practically stable compared to 4Q13.

Extrafarma ended 4Q14 with 223 stores in the North and Northeast regions of Brazil, an increase of 28 stores compared to 4Q13. Extrafarma's EBITDA of 4Q14, excluding expenses with integration and structuring, totaled R$ 19 million, a 69% growth compared to 4Q13, due to the greater number of stores and the 9% increase in same store sales.

Net earnings for 4Q14 was R$ 372 million, in line with 4Q13, with the growth of EBITDA being offset by higher financial expenses, mainly as a result of annual CDI rate increase of 2 p.p., and by higher expenses and costs with amortization and depreciation, due to the investments made along last year.

6

Ipiranga

Operational performance – In 4Q14, sales volume of fuels for light vehicles (Otto cycle) increased by 8%, mainly driven by the growth in the vehicle fleet and investments made in Ipiranga's service station network expansion. The diesel volume through reseller segment (sales at service stations) grew 1%, as a result of the investments in network expansion. In 4Q14, a 2% reduction in the total volume of diesel occurred due to the weak performance of the economy and the non-renewal of a relevant agreement in the segment of large customers. Consequently, Ipiranga's sales volume totaled 6,715 thousand cubic meters in 4Q14, 2% above the volume sold in 4Q13, also influenced by the larger number of working days. Compared to 3Q14, sales volume increased by 3%, mainly due to seasonality between periods. In 2014, Ipiranga amounted a sales volume of 25,614 thousand cubic meters, up 3.5% over 2013.

Ipiranga – Sales volume (000 m³)

Net sales and services – Ipiranga's net sales and services reached R$ 15,489 million in 4Q14, up 8% over 4Q13, mainly as a result of (i) increased sales volume, (ii) the rise in diesel and gasoline costs by Petrobras in November 2013 and 2014, and, consequently, increased ethanol costs, (iii) improved sales mix, resulting from investments in the expansion of the service station network, which enabled an increased share of Otto cycle and of diesel sold through the reseller segment and (iv) the strategy of constant innovation in services and convenience in the service station, generating greater customer satisfaction and loyalty. Compared to 3Q14, net sales and services increased by 4%, mainly due to the seasonality between periods as well as increases in costs of diesel and gasoline promoted by Petrobras. In 2014, net sales and services totaled R$ 58,830 million, up 10% over 2013.

Cost of goods sold – Ipiranga's cost of goods sold totaled R$ 14,519 million in 4Q14, up 8% compared to 4Q13, mainly due to (i) increased sales volume and (ii) the rise in diesel and gasoline costs by Petrobras in November 2013 and 2014 and, consequently, increased ethanol costs. Compared to 3Q14, cost of goods sold increased by 3%, mainly due to seasonally higher volume and rise in costs by Petrobras, offset by the temporary effect of inventory gain. In 2014, cost of goods sold totaled R$ 55,339 million, 10% above the amount reported in 2013.

General, administrative and sales expenses – Ipiranga's general, administrative and sales expenses totaled R$ 465 million in 4Q14, a 4% increase over 4Q13, mainly resulting from increased sales volume, the expansion of the distribution network and the effects of inflation on expenses, partially offset by the extinction of contingencies from Texaco’s acquisition in 2009 , in the amount of R$ 19 million. Compared to 3Q14, sales, administrative and general expenses remained almost stable. In 2014, sales, general and administrative expenses totaled R$ 1,871 million, up 6% over 2013.

EBITDA – Ipiranga reported an EBITDA of R$ 712 million in 4Q14, up 14% over 4Q13. Such growth is mainly due to (i) increased sales volume in Otto cycle and diesel sold through the reseller segment, with an improved sales mix, (ii) the strategy of constant innovation in services and convenience at stations, generating greater customer satisfaction and loyalty. The R$ 19 million from the extinction of contingencies and the R$ 22 million from the temporary effect of inventory gain in 4Q14 was practically offset by the temporary effect of inventory gain of R$ 34 million reported in 4Q13. Compared to 3Q14, EBITDA was 28% higher as a result of the seasonally higher sales volume, improved sales mix, with a greater share of gasoline, the inventory gain and the concentration of merchandising revenues and sale of assets in 4Q14. In 2014, EBITDA totaled R$ 2,288 million, up 13% over 2013.

7

Oxiteno

Operational performance – Total volume sold in the domestic market increased 13% (15 thousand tons) compared to 4Q13 due to increased sales of glycols, which were reduced in 4Q13 due to the scheduled stoppage in the Camaçari petrochemical complex in October 2013.  The volume of specialty chemicals sold in the domestic market in 4Q14 was 3% (4 thousand tons) below that in 4Q13 as a result of the different economic conditions in the periods compared (GDP growth in 4Q13 and slowdown in 4Q14). In the international market, sales volume remained stable, with an increase mainly in exports from Brazil, offset by the reduction in the operating level in Venezuela since 1Q14, due to limitations in importing raw material in that country. With all these effects, Oxiteno's sales volume in 4Q14 totaled 194 thousand tons, an increase of 9% (15 thousand tons) compared to 4Q13. Compared to 3Q14, the sales volume decreased by 5% (11 thousand tons), with a 5% decrease in sales volume of specialty chemicals (9 thousand tons), mainly due to the typical seasonality between quarters. The volume sold in 2014 totaled 780 thousand tons, 4 thousand tons above the volume sold in 2013.

Oxiteno – Sales volume (000 tons)

Net sales and services – Oxiteno's net sales and services totaled R$ 888 million in 4Q13, up 6% over 4Q13, as a result of a 9% growth in sales volume and the 12% weaker Real, partially offset by the increased share of glycols in sales mix and the lower prices of glycols in the international market. Compared to 3Q14, net sales and services increased by 2%, due to the 12% weaker Real, partially offset by lower sales volume. In 2014, accumulated net sales and services totaled R$ 3,414 million, up 4% over 2013.

Cost of goods sold – Oxiteno's cost of goods sold in 4Q14 totaled R$ 674 million, up 7% over 4Q13, due to the 9% growth in sales volume and the 12% weaker Real, partially offset by the decrease in the cost of Oxiteno's raw materials, particularly ethylene and palm-kernel oil. Compared to 3Q14, the cost of goods sold remained practically stable, with the effect of a 12% weaker Real offset by lower sales volume and reduction in the costs of raw materials. In 2014, cost of goods sold totaled R$ 2,625 million, 6% above the amount reported in 2013.

General, administrative and sales expenses – Oxiteno's sales, general and administrative expenses totaled $ 150 million in 4Q14, up 17% over 4Q13, due to (i) increased logistics expenses, resulting from increased sales volume, the rise in diesel prices and the Real depreciation, and (ii) non-recurring expenses with studies and projects. Compared to 3Q14, sales, general and administrative expenses increased by 17% mainly due to higher expenses with studies and projects. Sales, general and administrative expenses totaled R$ 523 million in 2014, up 7% over 2013.

EBITDA – EBITDA totaled R$ 98 million in 4Q14, down 9% over 4Q13, mainly due to (i) the reduction in the volume of specialty chemicals in the Brazilian market, (ii) the reduced operating level in Venezuela, (iii) the lower prices of glycols in the international market and (iv) non-recurring expenses with studies and projects. Compared to 3Q14, EBITDA decreased by 1% mainly due to the lower sales volume and the increase in expenses. In 2014, EBITDA totaled R$ 404 million, 8% below that of 2013, due to (i) the lower volume of specialties sold, (ii) reduction in international prices of glycols, and (iii) the decision to reduce the operating level in Venezuela since the beginning of the year, partially compensated by the 9% weaker Real.

8

Ultragaz

Operational performance – In 4Q14, Ultragaz reached sales volume of 430 thousand tons, up 2% over 4Q13, mainly as a result of the 2% growth in the bottled segment, due to commercial initiatives, the market growth in North and Northeast regions and by the larger number of working days. Sales in the bulk segment presented 1% growth, as a result of investments made to capture new customers, especially in residential condominiums and small- and medium-sized businesses, and by the larger number of working days, partially offset by the weak performance of the economy. Compared to 3Q14, sales volume decreased 7%, mainly due to seasonality. In 2014, Ultragaz accumulated sales volume of 1,711 thousand tons, up 1% over 2013.

Ultragaz – Sales volume (000 tons)

Net sales and services – Ultragaz's net sales and services was R$ 1,056 million in 4Q14, a 5% increase over 4Q13, due to the increased sales volume and commercial initiatives in segments with greater demand, such as condominiums and emerging regions in North and Northeast, and the increase in the cost of LPG for use in the bulk segment by Petrobras in December 2014. Compared to 3Q14, net sales and services decreased 4%, mainly as a consequence of lower sales volume. In 2014, net sales and services totaled R$ 4,091 million, up 3% over 2013.

Cost of goods sold – Ultragaz's cost of goods sold totaled R$ 889 million in 4Q14, a 3% increase compared to 4Q13, due to the growth in sales volume and the increase in the cost of LPG for use in the bulk segment by Petrobras in December 2014, effects partially offset by the requalification of a larger number of LPG bottles in 4Q13 and initiatives implemented for cost reduction. Compared to 3Q14, Ultragaz's cost of goods sold decreased by 4%, mainly due to seasonally lower volume. In 2014, Ultragaz's cost of goods sold totaled R$ 3,479 million, up 2% over 2013.

General, administrative and sales expenses – Ultragaz's sales, general and administrative expenses amounted to R$ 118 million in 4Q14, up 6% over 4Q13, mainly as a result of the effects of inflation on expenses and an increase in variable compensation, in line with the earnings progression, effects partially offset by initiatives implemented for expense reduction. Compared to 3Q14, sales, general and administrative expenses increased by 3%, mainly due to the effects of the collective wage agreement in September. In 2014, sales, general and administrative expenses totaled R$ 444 million, up 3% over 2013.

EBITDA – In 4Q14, Ultragaz's EBITDA reached R$ 82 million, up 30% over 4Q13, mainly due to the increased volume, commercial initiatives and reduction of expenses and costs. Compared with 3Q14, EBITDA decreased 8%, mainly due to seasonally lower volumes. In 2014, EBITDA totaled R$ 306 million, up 9% over 2013.

9

Ultracargo

Operational performance – In 4Q14, Ultracargo's average storage presented a 2% reduction from 4Q13, mainly due to lower exports of ethanol and the slowdown of the economy on the handling of chemicals, effects partially offset by increased handling of fuel oil for thermoelectric plants and automotive fuels, as a result of the growth in the respective markets. Compared to 3Q14, average storage was down 7%, basically as a result of seasonal variation between periods. In 2014, Ultracargo's average storage increased 3% compared to 2013.

Ultracargo – Average storage (000 m³)

Net sales and services – Ultracargo's net sales and services totaled R$ 84 million in 4Q14, up 2% over 4Q13, mainly due to annual tariff adjustments. Compared to 3Q14, net sales and services decreased 7%, mainly due to seasonally lower volume. In 2014, net sales and services totaled R$ 346 million, up 4% over 2013.

Cost of services – Ultracargo's cost of services provided in 4Q14 amounted to R$ 35 million, a 7% increase over 4Q13, mainly due to the effects of inflation on costs and higher maintenance costs. Compared to 3Q14, the cost of services provided had a 1% reduction due to the decrease in average storage, partially offset by collective wage agreements in September 2014. In 2014, Ultracargo's cost of services provided totaled R$ 142 million, 6% higher than that in 2013.

Sales, general and administrative expenses – Ultracargo's sales, general and administrative expenses totaled R$ 24 million in 4Q14, a 1% decrease compared to 4Q13, mainly due to lower expenses with projects. Compared to 3Q14, Ultracargo's sales, general and administrative expenses increased 4% mainly due to higher personnel expenses. Sales, general and administrative expenses totaled R$ 94 million in 2014, in line with 2013.

EBITDA – Ultracargo reported EBITDA of R$ 38 million in 4Q14, up 1% over 4Q13. Ultracargo’s EBITDA presented a 15% decrease compared to 3Q14, mainly due to seasonally lower volume in the period. In 2014, Ultracargo's EBITDA totaled R$ 167 million, up 6% over 2013.

10

Extrafarma

As highlighted in "Considerations on the financial and operational information", unless otherwise indicated, Extrafarma information for 2014 and 2013 refers to the months from February to December of each year.

Operational performance – Extrafarma ended 4Q14 with 223 company-owned drugstores in the North and Northeast regions of Brazil, an increase of 28 drugstores (14%) compared to the end of 4Q13. Due to the expansion of its drugstore network, at the end of 4Q14 Extrafarma had 17% of the drugstores under one year of operation, compared to 14% in 4Q13, as a result of the accelerated pace of drugstores openings during the last 12 months.

Extrafarma – Number and maturation profile of drugstores

Gross revenues – Extrafarma's gross revenues totaled R$ 346 million in 4Q14, an 18% increase in relation to 4Q13, both in the wholesale and in retail segment. The growth in gross revenues of the retail segment is mainly derived from the increased average number of drugstores, and the 9% increase in same store sales. Compared to 3Q14, Extrafarma's gross revenues increased 6% due to the 7% growth in gross revenues in the retail segment, influenced mainly by improved sales mix. In 2014, gross revenues totaled R$ 1,171 million, up 16% over 2013.

Cost of goods sold and gross profit – Extrafarma's cost of goods sold totaled R$ 212 million in 4Q14, up 9% over 4Q13, mainly as a result of increased sales and the annual adjustment in the prices of medicines, set by the Brazilian Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED). In 4Q14, Extrafarma's gross profit reached R$ 106 million, up 26% over 4Q13, mainly due to the growth in gross revenues and the concentration of trade promotion incentives from suppliers. Compared to 3Q14, the cost of goods sold decreased by 1% in 4Q14, while gross profit increased by 13%, mainly due to higher revenue of the retail segment and the trade promotion incentives. In 2014, Extrafarma's cost of products sold totaled R$ 752 million, up 13% over 2013, while gross profit increased by 21%, totaling R$ 349 million.

Sales, general and administrative expenses – Extrafarma's sales, general and administrative expenses totaled R$ 107 million in 4Q14, 43% increase over 4Q13, mainly due to (i) the 14% increase in the number of drugstores, (ii) the startup of operations of the new distribution center in Ceará, (iii) the above-inflation increases on unit expenses with personnel and electricity and (iv) expenses with the integration with Ultrapar and the structuring of Extrafarma for a more accelerated growth in the amount of R$ 15 million in 4Q14. Compared to 3Q14, sales, general and administrative expenses increased by 12%, mainly due to the growth in the average number of drugstores and the startup of operations of the distribution center in Ceará. In 2014, sales, general and administrative expenses amounted R$ 332 million, up 40% over 2013, mainly due to the integration expenses with Ultrapar and structuring of Extrafarma for a more accelerated growth in the amount of R$ 39 million.

EBITDA – In 4Q14, Extrafarma's EBITDA totaled R$ 19 million, excluding planned expenses with integration and structuring, a 69% increase over 4Q13, mainly due to revenues growth, partially offset by the larger number of drugstores opened during the last 12 months and, therefore, still in the maturing process. EBITDA margin was 5.4% in 4Q14, 1.6 p.p. higher than EBITDA margin of 4Q13, mainly due to growth in same store sales. Reported EBITDA (which includes the costs of integration and structuring) totaled R$ 3 million in 4Q14. Extrafarma's reported EBITDA was R$ 2 million higher than that in 3Q14. In 2014, EBITDA totaled R$ 30 million, 45% lower than in 2013, due to expenses with integration and structuring.

11

Ultrapar

Net sales and services – In 4Q14, Ultrapar's consolidated net sales and services grew by 10% compared to 4Q13, reaching R$ 17,822 million, as a result of revenues growth in all business and the consolidation of sales of Extrafarma as from February 2014. Compared to 3Q14, Ultrapar's net sales and services increased 3%, mainly due to the seasonality between periods. In 2014, Ultrapar's net sales and services increased 11% compared with 2013, totaling R$ 67,736 million.

EBITDA – Ultrapar's consolidated EBITDA totaled R$ 916 million in 4Q14, up 10% over 4Q13, in spite of the deceleration of the Brazilian economy, due to the growth in the EBITDA of Ipiranga, Ultragaz and Ultracargo, and the consolidation of Extrafarma’s EBITDA since February, 2014. Compared with 3Q14, Ultrapar’s EBITDA increased 16%, mainly due to the seasonality between periods. In 2014, Ultrapar's EBITDA totaled R$ 3,158 million, up 8% over 2013.

EBITDA (R$ million)

Depreciation and amortization – Total depreciation and amortization costs and expenses in 4Q14 amounted to R$ 236 million, an 18% increase over 4Q13, as a result of investments made during the last 12 months, especially in Ipiranga's expansion of the service station network and related logistics infrastructure, and the consolidation of Extrafarma as from February 2014. Compared with 3Q14, total depreciation and amortization costs and expenses increased 7%. In 2014, Ultrapar’s total depreciation costs and expenses amounted to R$ 888 million, up 14% over 2013.

Financial results – Ultrapar's net debt at the end of December 2014 was R$ 4.0 billion (1.3 times LTM EBITDA), compared to R$ 3.4 billion in December 2013 (1.2 times LTM EBITDA). Ultrapar reported net financial expense of R$ 125 million in 4Q14, R$ 31 million above 4Q13, mainly as a result of the annual CDI increase by 2 p.p. and growth in net debt, in line with the growth of the company. Compared to 3Q14, Ultrapar's net financial expenses increased R$ 17 million, mainly due to the Real depreciation on passive foreign currency exposure in 4Q14. In 2014, Ultrapar reported net financial expense of R$ 445 million, R$ 108 million above 2013.

Net earnings – Net earnings for 4Q14 was R$ 372 million, in line with 4Q13, with the growth of EBITDA being offset by higher financial expenses, mainly as a result of annual CDI increase by 2 p.p., and by increased expenses and costs with amortization and depreciation, due to the investments made during the last year. Compared to 3Q14, net earnings increased by 13% as a consequence of EBITDA growth. In 2014, Ultrapar reported net earnings of R$ 1,251 million, up 2% over 2013.

12

Investments – Total investments, net of disposals and repayments, amounted to R$ 460 million in 4Q14, allocated as follows:

•	At Ipiranga, R$ 368 million were invested mainly in the expansion and maintenance of the service stations and franchises network and maintenance and construction of new bases.

•	At Oxiteno, R$ 29 million were invested, directed mainly to the maintenance of its production units.

•	At Ultragaz, R$ 32 million were invested, directed mainly to new clients in the bulk segment and renewal of LPG bottles.

•	Ultracargo invested R$ 9 million, mainly directed towards maintenance of terminals.

•	At Extrafarma, R$ 36 million were invested, mainly directed towards the opening of new drugstores and the distribution center in Ceará, and information systems.

R$ million	4Q14	2014	Total investments, net of disposals and repayments (R$ million)
Additions to fixed and intangible assets
Ipiranga	356	810
Oxiteno	29	114
Ultragaz	32	181
Ultracargo	9	26
Extrafarma	36	57
Total - additions to fixed and intangible assets¹	468	1,216
Financing to clients² – Ipiranga	12	5
Acquisition (disposal) of equity interest3	10	28
Association with Extrafarma4	(29)	720
Total investments, net of disposals and repayments	460	1,969
¹ Includes the consolidation of corporate IT services
² Financing to clients is included as working capital in the Cash Flow Statement
³ Capital invested in ConectCar
4 Not included in the Cash Flow Statement. For further information, see note 3.a and note 22 to our financial statements.

In 2014, Ultrapar maintained its investment strategy focused on the continued growth of scale and competitiveness, better serving an increasing number of customers. Investments, net of disposals, totaled R$ 1,220 million in organic investments, R$ 720 million in Extrafarma’s acquisition and R$ 28 million invested in ConectCar.

At Ipiranga, R$ 815 million were invested as follows (i) R$ 354 million in the expansion of its service stations network (through the conversion of service stations and the opening of new ones) and am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$ 67 million in the expansion of its logistics infrastructure to support the growing demand, through the construction and expansion of logistics facilities, and (iii) R$ 73 million in the modernization of its operations, mainly in the logistics facilities, and (iv) R$ 321 million in maintenance of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of the total amount invested, R$ 810 million were related to property, plant, equipment and intangible assets and R$ 5 million were related to the financing to clients, net of repayments. For Oxiteno, the total investments in 2014 amounted to R$ 114 million, mainly in continuing the expansion of its production capacity in Coatzacoalcos, Mexico, as well as in the maintenance of its production facilities. At Ultragaz, R$ 181 million were invested, directed mainly to new customers of the bulk segment, renewal of LPG bottles and maintenance of the bottling facilities, plus R$ 10 million for the construction of a new bottling facility in São Luís (MA). In 2014, Ultracargo invested R$ 26 million, mainly directed towards modernization and maintenance of terminals. Extrafarma invested R$ 57 million in the opening of new stores, maintenance and the construction of a new distribution center in the state of Ceará.

13

Ultrapar in capital markets

Ultrapar’s average daily trading volume was R$ 104 million/day in 4Q14 and R$ 89 million/day in 2014, 52% and 27% higher than that in 4Q13 and 2013, respectively, considering the combined trading volumes of the BM&FBOVESPA and the NYSE. Ultrapar’s share price closed 4Q14 quoted at R$ 51.45/share on the BM&FBOVESPA, with an accumulated depreciation of 1% in the quarter and 8% during 2014. During the same periods, the Ibovespa index depreciated  8% and 3%, respectively. At the NYSE, Ultrapar’s shares depreciated 10% in 4Q13 and 19% during 2014, while the Dow Jones index appreciated 5% in 4Q14 and 8% during 2014. Ultrapar closed 2014 with a market value of R$ 29 billion, a 6% decrease from 4Q13. Since the IPO in 1999, the total shareholder return of Ultrapar’s shares was 22% per year.

Performance of UGPA3 vs. Ibovespa - 4Q14 (Base 100)	Performance of UGPA3 vs. Ibovespa - 2014 (Base 100)

Average daily trading volume (R$ million)	Market value (R$ billion)

14

Outlook

Although the economic environment remains challenging, we reaffirm our expectation of growth for 2015 and in the long run, based on the characteristics of our businesses and on the consistent planning and execution of our strategy. At Ipiranga, strong and consistent investments to expand its service stations network and its related logistics infrastructure, focused on North, Northeast and Midwest regions of Brazil, will continue to leverage the benefits from the growth of the vehicle fleet in Brazil and the reduction of gray market. Additionally, the company will continue with its differentiation initiatives, based on increasing the offer of products, services and convenience, to further increase customer loyalty and expand the number of clients, that will benefit from higher value-added products and services, while the reseller gets an additional source of revenue and a differentiated positioning, maximizing the profitability of the chain as a whole, including Ipiranga. Oxiteno will continue with focus on innovation, with the development of new products, and will continue to maximize the benefits from the maturation of investments in production capacity expansion in Brazil. Ultragaz will continue focused on obtaining the benefits from the investments in capturing new customers and on constantly managing costs and expenses. Ultracargo, on its turn, will remain focused on capturing the benefits generated by the expansion of existing terminals and will keep attentive to opportunities from the growing demand for liquid bulk storage in Brazil. At Extrafarma, we will continue focused on the more accelerated expansion of the company, which starts being implemented in 2015.

15

Forthcoming events

Conference call / Webcast: February 27, 2015

Ultrapar will be holding a conference call for analysts on February 27, 2015 to comment on the company's performance in the fourth quarter of 2014 and outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian: 9:00 a.m. (US EST)
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International: 10:30 a.m. (US EST)
Participants in the US: +1 877 317 6776
Participants in Brazil: 0800 891 0015
Participants in other countries: +1 412 317 6776
Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

16

Operational and market information

Financial focus	4Q14	4Q13	3Q14	2014	2013
EBITDA margin Ultrapar	5.1%	5.1%	4.6%	4.7%	4.8%
Net margin Ultrapar	2.1%	2.3%	1.9%	1.8%	2.0%
Focus on human resources	4Q14	4Q13	3Q14	2014	2013
Number of employees – Ultrapar	13,973	9,235	13,613	13,973	9,235
Number of employees – Ipiranga	2,764	2,682	2,744	2,764	2,682
Number of employees – Oxiteno	1,809	1,829	1,826	1,809	1,829
Number of employees – Ultragaz	3,636	3,704	3,651	3,636	3,704
Number of employees – Ultracargo	613	604	623	613	604
Number of employees – Extrafarma	4,711	-	4,344	4,711	-
Focus on capital markets	4Q14	4Q13	3Q14	2014	2013
Number of shares (000)	556,405	544,384	556,405	556,405	544,384
Market capitalization1 – R$ million	28,562	31,347	30,149	29,625	28,992
BM&FBOVESPA	4Q14	4Q13	3Q14	2014	2013
Average daily volume (shares)	1,459,760	928,662	1,215,078	1,270,075	972,171
Average daily volume (R$ 000)	75,083	53,517	65,867	67,628	51,871
Average share price (R$/share)	51.4	57.6	54.2	53.2	53.4
NYSE	4Q14	4Q13	3Q14	2014	2013
Quantity of ADRs2 (000 ADRs)	31,714	34,315	32,769	31,714	34,315
Average daily volume (ADRs)	561,209	256,946	361,089	393,511	339,862
Average daily volume (US$ 000)	11,289	6,474	8,548	8,835	8,410
Average share price (US$/ADR)	20.1	25.2	23.7	22.5	24.7
Total	4Q14	4Q13	3Q14	2014	2013
Average daily volume (shares)	2,020,968	1,185,608	1,576,168	1,663,585	1,312,033
Average daily volume (R$ 000)	103,741	68,270	85,405	88,577	69,874

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for Oxiteno’s margins on page 22, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations - Ultrapar Participações S.A.
+55 11 3177 7014
invest@ultra.com.br
www.ultra.com.br
1 Calculated based on the weighted average price in the period.
2 1 ADR = 1 common share.

17

ULTRAPAR
CONSOLIDATED BALANCE SHEET
In millions of Reais

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2014	2013	2014

ASSETS

Cash, cash equivalents and financial investments	4,269.2	3,425.2	3,696.9
Trade accounts receivable	2,604.1	2,321.5	2,542.7
Inventories	1,925.0	1,592.5	1,941.3
Taxes	593.5	480.0	558.6
Other	110.6	84.7	110.9
Total Current Assets	9,502.4	7,903.9	8,850.4

Investments	70.5	58.9	65.3
Property, plant and equipment and intangibles	8,250.1	7,029.0	7,991.7
Financial investments	130.9	118.5	129.2
Trade accounts receivable	143.8	124.5	137.7
Deferred income tax	462.6	376.1	412.3
Escrow deposits	696.8	614.9	684.0
Other	223.3	152.7	199.8
Total Non-Current Assets	9,978.0	8,474.6	9,620.0

TOTAL ASSETS	19,480.4	16,378.5	18,470.5

LIABILITIES

Loans, financing and debentures	3,442.4	1,830.0	2,570.4
Suppliers	1,279.5	968.9	975.6
Payroll and related charges	294.6	297.7	287.7
Taxes	273.2	230.2	238.6
Other	402.4	437.7	169.7
Total Current Liabilities	5,692.1	3,764.5	4,241.9

Loans, financing and debentures	4,932.8	5,139.6	5,622.3
Provision for contingencies	623.3	569.7	629.2
Post-retirement benefits	108.4	99.4	110.8
Other	397.2	258.4	363.6
Total Non-Current Liabilities	6,061.7	6,067.2	6,726.0

TOTAL LIABILITIES	11,753.8	9,831.7	10,967.9

STOCKHOLDERS' EQUITY

Capital	3,838.7	3,696.8	3,838.7
Reserves	3,723.0	2,733.0	3,238.6
Treasury shares	(103.0)	(114.9)	(111.5)
Others	239.3	205.1	507.9
Non-controlling interest	28.6	26.9	28.8
Total shareholders’ equity	7,726.6	6,546.9	7,502.6

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	19,480.4	16,378.5	18,470.5

Cash and financial investments	4,400.1	3,543.7	3,826.1
Debt	(8,375.2)	(6,969.6)	(8,192.7)
Net cash (debt)	(3,975.1)	(3,425.9)	(4,366.6)

18

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of Reais (except per share data)

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2014	2013	2014	2014	2013

Net sales and services	17,822.3	16,226.5	17,299.9	67,736.3	60,940.2

Cost of sales and services	(16,332.5)	(14,939.8)	(15,929.9)	(62,304.6)	(56,165.4)

Gross profit	1,489.8	1,286.7	1,370.0	5,431.7	4,774.9

Operating expenses
Selling	(574.3)	(446.4)	(556.7)	(2,158.7)	(1,756.4)
General and administrative	(296.8)	(261.8)	(268.9)	(1,130.3)	(1,012.3)

Other operating income (expenses), net	44.5	33.3	20.9	106.9	97.6
Income from sale of assets	21.8	21.9	8.5	37.0	40.3

Operating income	684.9	633.8	573.9	2,286.6	2,144.0

Financial results
Financial income	102.0	73.9	92.7	366.0	240.6
Financial expenses	(226.7)	(167.8)	(200.1)	(811.4)	(578.2)
Equity in earnings (losses) of affiliates	(5.7)	(1.2)	(5.2)	(16.5)	(5.0)

Income before income and social contribution taxes	554.6	538.7	461.3	1,824.7	1,801.4

Provision for income and social contribution taxes
Current	(178.2)	(130.5)	(130.3)	(615.1)	(534.5)
Deferred	(20.6)	(49.6)	(16.7)	(21.7)	(91.0)
Benefit of tax holidays	16.0	12.0	14.5	63.4	52.8

Net Income	371.8	370.7	328.8	1,251.2	1,228.7

Net income attributable to:
Shareholders of Ultrapar	369.4	372.8	326.2	1,241.6	1,225.1
Non-controlling shareholders of the subsidiaries	2.4	(2.1)	2.6	9.7	3.6

EBITDA	915.6	833.5	789.5	3,157.9	2,918.0

Depreciation and amortization	236.4	200.9	220.8	887.8	778.9
Total investments, net of disposals and repayments¹	489.8	438.3	372.2	1,248.8	1,118.8

RATIOS

Earnings per share - R$	0.67	0.70	0.59	2.26	2.28
Net debt / Stockholders' equity	0.51	0.52	0.58	0.51	0.52
Net debt / LTM EBITDA	1.26	1.17	1.42	1.26	1.17
Net interest expense / EBITDA	0.14	0.11	0.14	0.14	0.12
Gross margin	8.4%	7.9%	7.9%	8.0%	7.8%
Operating margin	3.8%	3.9%	3.3%	3.4%	3.5%
EBITDA margin	5.1%	5.1%	4.6%	4.7%	4.8%

19

ULTRAPAR
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais

	JAN - DEC
	2014	2013

Cash Flows from (used in) operating activities	2,630.9	2,121.7
Net income	1,251.2	1,228.7
Depreciation and amortization	887.8	778.9
Working capital	99.0	(185.8)
Financial expenses (A)	945.0	613.1
Deferred income and social contribution taxes	21.7	91.0
Income from sale of assets	(37.0)	(40.3)
Cash paid for income and social contribution taxes	(416.6)	(312.1)
Other (B)	(120.3)	(51.8)

Cash Flows from (used in) investing activities	(1,244.2)	(1,131.0)
Additions to fixed and intangible assets, net of disposals	(1,215.7)	(1,101.5)
Acquisition and sale of equity investments	(28.5)	(29.5)

Cash Flows from (used in) financing activities	(539.3)	(578.9)
Debt raising	1,815.6	1,446.0
Amortization of debt / Payment of financial lease	(930.9)	(765.0)
Interest paid	(639.1)	(548.5)
Related parties	0.5	(0.0)
Dividends paid (C)	(783.0)	(711.4)
Other	(2.4)	-

Net increase (decrease) in cash and cash equivalents	847.3	411.9

Cash and cash equivalents - Extrafarma's aquisition	9.1	-

Cash and cash equivalents at the beginning of the period (D)	3,543.7	3,131.8

Cash and cash equivalents at the end of the period (D)	4,400.1	3,543.7

Supplemental disclosure of cash flow information
Extrafarma - capital increase with the merger of shares and subscription warrants (E)	719.9	-
Extrafarma - gross debt assumed at the closing (E)	207.9	-

(A)
Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.

(B)	Comprised mainly of noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Includes cash, cash equivalents and short and long term financial investments.
(E)	As a result of the association with Extrafarma. For more information, see Note 3.a from our financial statements from 2014 .

20

IPIRANGA
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2014	2013	2014

OPERATING ASSETS
Trade accounts receivable	1,890.1	1,755.8	1,753.1
Trade accounts receivable - noncurrent portion	114.6	100.4	109.1
Inventories	1,102.4	1,033.0	1,164.4
Taxes	270.2	177.0	260.3
Other	225.6	223.8	242.2
Property, plant and equipment, intangibles and investments	3,696.2	3,369.3	3,448.7

TOTAL OPERATING ASSETS	7,299.2	6,659.4	6,977.7

OPERATING LIABILITIES
Suppliers	897.1	772.8	650.2
Payroll and related charges	95.5	104.1	85.3
Post-retirement benefits	96.8	91.7	101.0
Taxes	82.5	80.0	81.7
Provision for contingencies	109.1	159.4	137.0
Other accounts payable	172.5	188.0	153.2

TOTAL OPERATING LIABILITIES	1,453.6	1,396.0	1,208.5

IPIRANGA
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2014	2013	2014	2014	2013

Net sales	15,488.9	14,312.8	14,946.1	58,830.1	53,384.1

Cost of sales and services	(14,519.2)	(13,421.5)	(14,082.7)	(55,338.9)	(50,190.2)

Gross profit	969.7	891.2	863.4	3,491.1	3,194.0

Operating expenses
Selling	(326.0)	(308.8)	(327.4)	(1,304.7)	(1,202.8)
General and administrative	(139.2)	(137.3)	(138.8)	(566.4)	(556.7)

Other operating income (expenses), net	41.1	34.8	19.0	95.7	96.5
Income from sale of assets	27.1	24.1	9.6	42.3	43.8

Operating income	572.7	504.0	425.8	1,758.1	1,574.7

Equity in earnings (losses) of affiliates	0.2	0.2	0.2	1.0	0.8

EBITDA	711.5	623.6	556.7	2,288.0	2,029.6

Depreciation and amortization	138.7	119.4	130.8	529.0	454.2

RATIOS

Gross margin (R$/m3)	144	136	132	136	129
Operating margin (R$/m3)	85	77	65	69	64
EBITDA margin (R$/m3)	106	95	85	89	82
EBITDA margin (%)	4.6%	4.4%	3.7%	3.9%	3.8%

21

OXITENO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2014	2013	2014

OPERATING ASSETS
Trade accounts receivable	401.3	373.2	465.2
Inventories	516.0	506.6	515.9
Taxes	106.8	130.1	109.0
Other	123.2	98.7	108.4
Property, plant and equipment, intangibles and investments	1,669.2	1,685.3	1,663.6

TOTAL OPERATING ASSETS	2,816.5	2,793.9	2,862.2

OPERATING LIABILITIES
Suppliers	160.5	139.4	141.5
Payroll and related charges	71.2	94.3	64.6
Taxes	31.7	26.6	36.4
Provision for contingencies	95.3	88.0	93.2
Other accounts payable	30.7	31.8	18.3

TOTAL OPERATING LIABILITIES	389.4	380.1	354.0

OXITENO
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2014	2013	2014	2014	2013

Net sales	888.0	834.9	872.0	3,413.6	3,277.8

Cost of goods sold
Variable	(558.1)	(524.0)	(582.9)	(2,203.9)	(2,086.3)
Fixed	(84.5)	(77.2)	(66.3)	(295.7)	(273.7)
Depreciation and amortization	(31.4)	(29.7)	(33.1)	(125.1)	(119.5)

Gross profit	214.0	204.0	189.7	788.9	798.3

Operating expenses
Selling	(71.3)	(59.0)	(68.4)	(259.4)	(236.2)
General and administrative	(78.2)	(69.0)	(59.0)	(263.3)	(250.7)

Other operating income (expenses), net	0.1	(2.3)	0.1	(0.1)	(3.3)
Income from sale of assets	(1.8)	0.3	(0.2)	(1.9)	0.5

Operating income	62.7	74.0	62.1	264.2	308.6

Equity in earnings (losses) of affiliates	0.4	0.1	0.3	1.0	0.1

EBITDA	97.8	106.9	98.7	403.7	440.6

Depreciation and amortization	34.7	32.7	36.3	138.5	131.9

RATIOS

Gross margin (R$/ton)	1,104	1,143	927	1,012	1,029
Gross margin (US$/ton)	434	502	408	430	477
Operating margin (R$/ton)	323	415	304	339	398
Operating margin (US$/ton)	127	182	134	144	184
EBITDA margin (R$/ton)	505	599	483	518	568
EBITDA margin (US$/ton)	198	263	212	220	263

22

ULTRAGAZ
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2014	2013	2014

OPERATING ASSETS
Trade accounts receivable	179.9	168.4	189.1
Trade accounts receivable - noncurrent portion	28.9	23.7	28.3
Inventories	56.9	51.0	57.7
Taxes	44.3	35.7	41.3
Escrow deposits	187.9	153.4	178.8
Other	48.3	29.9	38.6
Property, plant and equipment, intangibles and investments	781.6	738.9	786.2

TOTAL OPERATING ASSETS	1,327.8	1,201.0	1,320.0

OPERATING LIABILITIES
Suppliers	29.6	40.5	45.5
Payroll and related charges	83.1	83.4	92.4
Taxes	5.7	5.1	5.9
Provision for contingencies	91.2	82.5	88.8
Other accounts payable	27.3	26.2	25.5

TOTAL OPERATING LIABILITIES	236.8	237.7	258.2

ULTRAGAZ
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2014	2013	2014	2014	2013

Net sales	1,055.6	1,006.8	1,095.2	4,091.3	3,982.3

Cost of sales and services	(889.1)	(863.8)	(926.1)	(3,478.5)	(3,398.2)

Gross profit	166.5	143.0	169.2	612.7	584.1

Operating expenses
Selling	(76.6)	(74.7)	(79.1)	(299.5)	(299.1)
General and administrative	(41.0)	(36.1)	(35.1)	(144.8)	(133.3)

Other operating income (expenses), net	0.9	(0.0)	0.2	2.2	(0.7)
Income from sale of assets	(2.6)	(2.5)	(0.5)	(1.7)	(3.9)

Operating income	47.2	29.6	54.7	169.0	147.0

Equity in earnings (losses) of affiliates	0.2	(0.0)	0.0	0.2	(0.0)

EBITDA	81.8	63.2	89.4	305.5	280.5

Depreciation and amortization	34.4	33.5	34.7	136.4	133.5

RATIOS

Gross margin (R$/ton)	387	339	367	358	344
Operating margin (R$/ton)	110	70	119	99	87
EBITDA margin (R$/ton)	190	150	194	179	165

23

ULTRACARGO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2014	2013	2014

OPERATING ASSETS
Trade accounts receivable	23.7	26.9	29.2
Inventories	1.9	1.9	1.6
Taxes	9.9	10.8	10.2
Other	23.7	18.5	18.3
Property, plant and equipment, intangibles and investments	921.7	949.1	926.6

TOTAL OPERATING ASSETS	980.9	1,007.3	985.9

OPERATING LIABILITIES
Suppliers	11.3	16.5	8.9
Payroll and related charges	17.4	15.7	16.8
Taxes	5.4	4.4	5.2
Provision for contingencies	11.7	10.4	11.3
Other accounts payable¹	41.9	49.2	42.2

TOTAL OPERATING LIABILITIES	87.7	96.2	84.4

¹ Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui

ULTRACARGO
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2014	2013	2014	2014	2013

Net sales	83.5	81.6	89.7	346.5	332.1

Cost of sales and services	(35.5)	(33.2)	(35.9)	(141.9)	(133.8)

Gross profit	48.0	48.4	53.8	204.5	198.3

Operating expenses
Selling	(4.0)	(3.9)	(3.9)	(15.8)	(18.3)
General and administrative	(19.9)	(20.3)	(19.3)	(78.3)	(76.2)

Other operating income (expenses), net	1.7	0.9	1.5	7.6	5.1
Income from sale of assets	(0.1)	0.0	0.0	(0.6)	(0.1)

Operating income	25.7	25.1	32.2	117.3	108.9

Equity in earnings (losses) of affiliates	(0.3)	0.3	(0.1)	0.2	1.3

EBITDA	37.8	37.5	44.5	166.9	157.5

Depreciation and amortization	12.4	12.1	12.3	49.4	47.3

RATIOS

Gross margin	57%	59%	60%	59%	60%
Operating margin	31%	31%	36%	34%	33%
EBITDA margin	45%	46%	50%	48%	47%

24

EXTRAFARMA
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	DEC	SEP	SEP
	2014	2013	2014

OPERATING ASSETS
Trade accounts receivable	111.9	84.8	109.6
Inventories	247.9	203.6	201.7
Taxes	54.2	28.7	36.2
Other	10.6	9.4	11.3
Property, plant and equipment and intangibles	104.9	66.4	73.0

TOTAL OPERATING ASSETS	529.4	393.0	431.8

OPERATING LIABILITIES
Suppliers	180.3	129.8	132.1
Payroll and related charges	27.2	19.3	28.3
Taxes	13.1	3.3	12.1
Provision for contingencies	53.8	10.0	46.8
Others	17.0	14.4	16.5

TOTAL OPERATING LIABILITIES	291.5	176.9	235.8

EXTRAFARMA
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SET	DEC1	DEC1
	2014	2013	2014	2014	2013

Gross revenues	346.1	293.7	326.7	1,170.6	1,005.1

Sales returns, discounts and taxes	(27.6)	(15.6)	(17.7)	(69.3)	(49.8)

Net sales	318.5	278.1	309.0	1,101.3	955.3

Cost of sales and services	(212.1)	(193.9)	(215.0)	(752.4)	(667.2)

Gross profit	106.4	84.2	94.0	349.0	288.0

Operating expenses	(107.0)	(74.6)	(95.5)	(332.5)	(238.0)
Other operating income (expenses), net	0.7	(1.1)	0.0	1.6	(4.9)
Income from sale of assets	(0.9)	0.0	(0.4)	(1.1)	0.1

Operating income	(0.7)	8.5	(1.9)	16.9	45.3

EBITDA	3.3	11.0	1.6	29.8	53.7

Depreciation and amortization	4.0	2.5	3.5	12.8	8.4

RATIOS2

Gross margin (%)	31%	29%	29%	30%	29%
Operating margin (%)	0%	3%	-1%	1%	5%
EBITDA margin (%)	1%	4%	0%	3%	5%

¹Relative to the months of February to December 2014
²Calculated based on gross revenues

25

ULTRAPAR PARTICIPAÇÕES S/A
LOANS
In millions of Reais - IFRS

LOANS	Balance in December/20141
	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/ Currency	Weighted average interest rate (% p.y.) 2	Maturity
Foreign Currency

Notes	-	-	664.1	-	-	-	664.1	US$	+7,3	2015
Foreign loan 4	603.0	-	-	-	-	-	603.0	US$ + LIBOR	+0,6	2015 to 2017
Advances on foreign exchange contracts	-	184.1	-	-	-	-	184.1	US$	+1,1	< 344 days
Foreign loan	-	158.0	-	-	-	-	158.0	US$ + LIBOR	+1,0	2017
Financial institutions	-	113.9	-	-	-	-	113.9	US$	+2,9	2015 to 2017
Financial institutions	-	53.3	-	-	-	-	53.3	US$ + LIBOR	+2,0	2016 to 2017
BNDES	5.3	18.7	9.2	-	-	-	33.2	US$	+6,0	2015 to 2020
Financial institutions	-	32.3	-	-	-	-	32.3	MX$ + TIIE	+1,0	2015 to 2016
Foreign currency advances delivered	-	25.4	-	-	-	-	25.4	US$	+5,4	< 55 days

Subtotal	608.3	585.6	673.3	-	-	-	1,867.2

Local Currency

Banco do Brasil floating rate	2,873.6	-	-	-	-	-	2,873.6	CDI	104.6	2015 to 2019
Debentures - 1st and 2nd issuances IPP	1,409.5	-	-	-	-	-	1,409.5	CDI	107.9	2017 to 2018
Debentures - 4th issuance	-	-	-	-	-	874.3	874.3	CDI	108.3	2015
BNDES	171.7	100.3	176.5	82.5	-	-	531.0	TJLP	+2,6	2015 to 2021
Banco do Brasil fixed rate 3	503.9	-	-	-	-	-	503.9	$R	+12,1	2015
Banco do Nordeste do Brasil	-	46.4	-	38.7	-	-	85.1	$R	+8,5	2015 to 2021
Research and projects financing (FINEP)	29.9	44.9	-	-	-	-	74.8	$R	+4,0	2015 to 2021
BNDES	44.4	7.3	7.9	1.3	1.7	-	62.6	$R	+4,6	2015 to 2022
Financial leasing	-	-	45.9	-	-	-	45.9	IGPM	+5,6	2015 to 2031
Export Credit Note 5	-	25.7	-	-	-	-	25.7	$R	+8,0	2016
Research and projects financing (FINEP)	2.4	2.7	3.9	-	-	-	9.1	TJLP	-1.3	2015 to 2023
Working capital loan - fixed rate	-	-	-	-	3.4	-	3.4	$R	+10,4	2015 to 2016
Financial leasing fixed rate	-	-	-	-	0.7	-	0.7	$R	+15,6	2015 to 2017
Agency for Financing Machinery and Equipment (FINAME)	-	-	-	-	0.5	-	0.5	TJLP	+5,6	2015 to 2022
Financial leasing floating rate	-	-	-	-	0.5	-	0.5	CDI	+2,8	2015 to 2017

Subtotal	5,035.5	227.3	234.2	122.5	6.7	874.3	6,500.6

Unrealized losses on swaps transactions	4.1	3.2	0.1	-	-	-	7.4

Total	5,648.0	816.1	907.5	122.5	6.7	874.3	8,375.2

Composition per maturity

Up to 1 year	1,426.4	371.9	730.7	35.2	3.9	874.3	3,442.4
From 1 to 2 years	378.1	103.5	55.5	32.7	2.1	-	572.0
From 2 to 3 years	2,045.1	284.6	35.7	24.9	0.4	-	2,390.7
From 3 to 4 years	829.8	27.8	26.0	10.6	0.2	-	894.3
From 4 to 5 years	961.3	14.0	23.8	7.6	0.1	-	1,006.9
Thereafter	7.3	14.4	35.8	11.5	0.1	-	68.9

Total	5,648.0	816.1	907.5	122.5	6.7	874.3	8,375.2
Libor = London Interbank Offered Rate / MX$ = Mexican Peso / TIIE = Mexican Interbank Interest Rate Even / CDI = interbank certificate of deposit rate / TJLP = basic financing cost of BNDES (set by National Monetary Council). On December 31, 2014, TJLP was fixed at 5% p.a. / IGPM = General Index of Market Prices

	Balance in December/20141
	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Ultrapar Parent Company / Other	Ultrapar Consolidated

CASH AND LONG TERM INVESTMENTS	2,138.1	1,229.2	478.1	348.3	8.2	198.2	4,407.6

1 As provided in IAS 39, transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument.
2 Certain loans are hedged against foreign currency and interest rate exposure (see note 22 to financial statements).
3 For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 99.50% of CDI on average.
4 For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 103.83% of CDI on average.
5 For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 88.79% of CDI on average.

26

Item 3

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ No. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (01/2015)

Date, Time and Location:
February 25, 2015, at 2:30 p.m., at the Company's headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:
The undersigned Members of the Board of Directors, members of the Fiscal Council, in compliance with the provisions of article 163, paragraph 3 of the Brazilian Corporate Law ("Lei das Sociedades Anônimas"), and Mr. Edimar Facco of Deloitte Touche Tohmatsu (“DTT”).

Decisions:

1.
To approve, after being examined and discussed, the Company's financial statements, including the balance sheet and the management report for the fiscal year ended December 31, 2014, as well as the allocation of profit for the year and the distribution of dividends, supported by the independent auditor's report.

2.	To approve, subject to ratification by the annual general shareholders meeting, the following allocation of the net

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on February 25th, 2015)

income for the period ended December 31, 2014, in the amount of one billion two hundred and forty-one million five hundred and sixty-two thousand four hundred and forty Reais and ninety-six centavos (R$ 1,241,562,440.96):

a)	sixty-two million seventy-eight thousand one hundred and twenty-two Reais and five centavos (R$ 62,078,122.05) will be allocated to the legal reserve;

b)	four hundred million seven hundred and sixty-seven thousand one hundred and ninety-six Reais and eleven centavos (R$ 400,767,196.11) will be allocated to the statutory investment reserve; and

c)
seven hundred and seventy-eight million seven hundred and seventeen thousand one hundred and twenty-two Reais and eighty centavos (R$ 778,717,122.80) will be allocated for the payment of dividends to holders of common shares, of which three hundred and eighty-nine million five hundred and fifty-three thousand five hundred and twenty-seven Reais and forty centavos (R$ 389,553,527.40) were paid as interim dividends in accordance with the decision of this Board dated August 6, 2014. The remaining balance of the dividends approved herein, in the amount of three hundred and eighty-nine million one hundred and sixty-three thousand five hundred and ninety-five Reais with forty centavos (R$ 389,163,595.40), will be paid to the shareholders from March 13, 2015 onwards, without remuneration or inflation adjustment, and shareholders are entitled to receive dividends of seventy-one centavos of one Real (R$ 0.71) per share.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on February 25th, 2015)

The record date for receiving the dividends approved herein will be March 4, 2015 in Brazil and March 9, 2015 in the United States of America. The Company's shares will be traded ex-dividend on BM&FBOVESPA and the New York Stock Exchange from and including March 5, 2015.

3.
The Board Members examined and approved, in accordance with Ultrapar's Investment Approval Policy, a proposal for investments in a fuel logistics base owned by Ipiranga, the Company's business division in the fuel distribution segment.

4.
To approve, pursuant to article 59, paragraph 1, of the Brazilian Corporate Law, the issuance by the Company, for public distribution, of simple, non-convertible, unsecured debentures (“Issuance” and “Debentures”, respectively), under the terms and conditions below:

4.1	Total Issuance Amount

4.1.1	The total Issuance amount is up to eight hundred million Reais (R$ 800,000,000.00) as of the Issuance Date (as defined below).

4.2	Issuance Number

4.2.1	The present Issuance is the fifth (5th) issuance of Debentures of the Company.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on February 25th, 2015)

4.3	Quantity and Unit Par Value of the Debentures

4.3.1	Eighty hundred (80,000) Debentures will be issued, with unit par value of ten thousand Reais (R$ 10,000.00) (“Unit Par Value”) as of the Issuance Date (as defined below).

4.4	Tranche

4.4.1	The Issuance is composed of one (1) single tranche.

4.5	Placement

4.5.1     The Debentures will be subject to a public offering, with restricted placement efforts, pursuant to CVM Instruction 476/09, on a firm commitment basis with regard to the subscription of all the Debentures issued, in accordance with the distribution agreement to be entered into within the scope of the Issuance, with financial institutions as intermediaries, targeting exclusively qualified investors, as so defined under the terms of article 4 of CVM Instruction 476/09 (“Qualified Investors”).

4.6	Issuance Date, Term and Maturity Date

4.6.1	The issuance date will be the date of effective subscription of the Debentures (“Issuance Date”).

4.6.2	The Debentures will have a 3-year term, starting from the Issuance Date.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on February 25th, 2015)

4.7	Non-convertibility and Form

4.7.1	The Debentures are simple, nominative, book-entry form and non convertible into shares of the Company.

4.8.	Type

4.8.1	The Debentures are unsecured.

4.9	Underwriting and Trading in the Primary Market

4.9.1     The Debentures will be distributed on a firm commitment basis, with financial institutions members of the securities distribution system as intermediaries, and will be registered for distribution in the primary market through (i) the Securities Distribution System ("SDT"), managed and operated by CETIP S.A. – Mercados Organizados ("CETIP"), with the distribution being settled through CETIP; and (ii) for trading in the secondary market through the National Debentures System (“SND”), managed and operated by CETIP, with trading settlement and custody being carried out electronically at CETIP.

4.9.2	The Debentures will trade under the terms of CVM Instruction 476/09 and other applicable laws and regulations.

4.10	Remuneration

4.10.1	The Unit Par Value of the Debentures will not be subject to monetary adjustment.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on February 25th, 2015)

4.10.2 Each Debenture will bear interest corresponding to one hundred and eight point twenty-five percent (108.25%) of the accumulated variation of the average Interbank Deposit ("DI") rates for one day, “over extra group”, expressed as a percentage per year on the basis of two hundred and fifty-two (252) business days, calculated and published by CETIP, on the unamortized unit nominal value of the Debentures, pursuant to the Debenture indenture (“Remuneration” and “Indenture”, respectively).

4.11	Remuneration Payment

4.11.1	The remuneration on the Debentures must be paid on a half-yearly basis, starting from the Issuance Date.

4.12	Amorization

4.12.1	The Debentures under this Issuance will be redeemed in one single tranche at the final maturity date of the Debentures.

4.13	Default Charges

4.13.1	In case of delay in the payment of any amount due with regard to the Debentures, the overdue amounts will be subject to the penalties set forth in the Indenture.

4.14	Renegotiation

4.14.1	There will be no renegotiation of the Debentures.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on February 25th, 2015)

4.15	Optional Early Redemption

4.15.1   The Company may, from the 12th month counted from the Issuance Date, early redeem the Debentures, whether fully or partially, subject to the payment of redemption premium equal to zero point thirty percent (0.30%) on the balance of the unamortized Unit Par Value of each redeemed Debenture, plus Remuneration calculated on a pro rata temporis basis from the respective Issuance Date or the last payment date, whichever occurs later, to the date of actual redemption date, and subject to the procedure to be set out in the Indenture.

4.16	Optional Acquisition

4.16.1   The Company may, at any time, acquire outstanding Debentures, subject to the provisions of article 55, par. 3, of the Brazilian Corporate Law.  The Debentures acquired by the Company may, at the Company’s discretion, be cancelled, be held in treasury, or be once again placed in the market.  The Debentures acquired by the Company to be held in treasury shall, if and when put back in the market, be entitled to the same Yield as applicable to the other outstanding Debentures.

4.17	Accelerated Maturity

4.17.1   The trustee of the Debentures holders (“Trustee”) may declare the accelerated maturity of, and as immediately payable, all of the Company's obligations under the Debentures, as set forth in the Indenture, and demand from the Company the immediate payment of the debit balance of the unamortized Unit Par Value, plus the Yield due up to the date of

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on February 25th, 2015)

actual payment, calculated on a pro rata temporis basis, the Default Charges, if any, and any other amounts that may be due by the Issuer under the Indenture, on the date it becomes aware of any of the events below, without prejudice to any other events that may be agreed to in the Indenture:

i)	failure to pay the principal and/or Yield due on the Debentures on their respective due dates;

ii)
request for judicial or extrajudicial reorganization by the Issuer to any creditor, or class of creditors, regardless of obtaining the judicial homologation or the deferment of the processing or its waiver;

iii)	liquidation, dissolution, or declaration of bankruptcy of the Company and controlled companies;

iv)	filing by the Company of a petition for bankruptcy;

v)	occurrence of any change in the control of the Company, to be defined in the Indenture.

4.18	Use of Proceeds

4.18.1  Proceeds obtained by the Company from the Issuance will be fully used to extend the Company's debt maturity profile, within the Company's ordinary course of business.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on February 25th, 2015)

4.19	Subscription Term

4.19.1   The Debentures will be subscribed, at any time, from the start date of distribution of Debentures, subject to the provisions of article 8, paragraph 2, of CVM Instruction 476/09.

4.20	Profit Sharing

4.20.1   The Debentures shall not be entitled to a share of the Company's profits.

4.21	Placement of Additional Lot and Supplemental Lot

4.21.1   There shall be no placement of additional lot or supplemental lot of Debentures.

4.22	Place of Payment

4.22.1   Payments on the Debentures, particularly the Yield and the Unit Par Value, will be made (a) with the application of the procedures adopted by CETIP for Debentures electronically held in custody at CETIP, or (b) in the event that the Debentures are not electronically held in custody at CETIP: (1) at the headquarters of the Company or of the institution engaged to provide services as agent bank under the Issuance, or (2), as applicable, by the financial institution engaged for such purpose.

5.	The Board of Directors decided to authorize the Company's Executive Board to take any measures necessary to the implementation of the resolutions adopted herein, including,

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on February 25th, 2015)

but not limited to, all the actions necessary to implement the Issuance, such as the actions required for the signing of the Indenture, the hiring of member financial institutions of the securities distribution system to intermediate the public offering of the Debentures, the hiring of the trustee, the underwriter, the bookkeeping bank, and other institutions which may be necessary to carry out the Issuance, setting their respective fees, as well as the publication and registration of corporate documents with the competent authorities, including CETIP, CVM or any other authorities or organizations before which any actions may have to be taken in order to implement and release the Issuance, as well as to prepare, together with the financial institutions intermediating the Issuance, the Debenture distribution plan.

6.
The Board Members ratified the renewal, for a period of three (3) years, of part of the financing obtained from Banco do Brasil S.A. by wholly-owned subsidiary Ipiranga Produtos de Petróleo S.A., with principal amount of three hundred and thirty-three million three hundred and thirty-three thousand three hundred and thirty-three Reais with thirty-three centavos (R$ 333,333,333.33), with amortization of the principal in two installments due on July 21, 2017 and January 21, 2018, and interest corresponding to the accumulated variation of one hundred and six percent (106%) of the average Interbank Deposit ("DI") rates, calculated and disclosed daily by CETIP S.A. – Mercados Organizados (“CETIP”).

7.	Finally, considering (i) Mr. Ivan de Souza Monteiro's resignation as member of the Board of Directors, received on February 11,

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on February 25th, 2015)

2015, and (ii) the proximity of the annual general shareholders meeting scheduled for April 15, 2015, the Board of Directors resolved to maintain the position vacant until said meeting is held, on which occasion the Board of Directors will be elected, with term of office until the annual general shareholders meeting that will examine the results of the fiscal year ended in 2016.

General Observations: The resolutions were approved, without amendments or exceptions, by all members of the Board of Directors present.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read, approved and executed by all Board Members, as well as the members of the Fiscal Council.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,
held on February 25th, 2015)

Paulo Vieira Belotti

Pedro Wongtschowski

Members of the Fiscal Council:

Flavio César Maia Luz

Mario Probst

Item 4

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company

CNPJ nº 33.256.439/0001- 39                                                                           NIRE 35.300.109.724

MINUTES OF THE FISCAL COUNCIL’S MEETING (02/2015)

Date, Time and Location:
February 25th, 2015, at 2 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luis Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Fiscal Council, duly signed.

Discussed and approved matters:

1.
The members of the Fiscal Council unanimously expressed a favorable opinion about the Company’s financial statements and management report for the year 2014, as well as the proposal for the destination of net earnings of the year and distribution of dividends to shareholders under the terms presented by the Company’s management.

2.
Pursuant to legal requirements and to the Internal Bylaws of the Fiscal Council, having examined the matters at the meeting held on February 24th, 2015 and based on the unqualified opinion of the independent auditors, dated February 25th, 2015, the Fiscal Council issued its report, as attached (Annex A).

(Minutes of the Fiscal Council’s meeting of Ultrapar Participações S .A., held on February 25th , 2015)

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were read and approved by all the undersigned members present.

Flavio César Maia Luz	Mario Probst

José Reinaldo Magalhães

(Minutes of the Fiscal Council’s meeting of Ultrapar Participações S .A., held on February 25th , 2015)

ANNEX A
REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Ultrapar Participações S.A., pursuant to legal and statutory provisions, analyzed the Management Report and the Financial Statements (parent company and consolidated) for the year ended December 31st, 2014. Based on the assessment made and considering the report with an unqualified opinion by the independent auditors, Deloitte Touche Tohmatsu, dated February 25th, 2015, the Fiscal Council attests that the mentioned documents, as well as the proposal for destination of net earnings for the period, including dividend distribution, are ready to be presented in the Annual General Shareholders’ Meeting.

Item 5

ULTRAPAR PARTICIPAÇÕES S.A. Publicly-Traded Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724

NOTICE TO SHAREHOLDERS

Distribution of dividends

We hereby inform that the Board of Directors of Ultrapar Participações S.A. (“Ultrapar”), at the meeting held on February 25th, 2015, approved the distribution of dividends, payable from the net earnings account for the fiscal year of 2014, in the amount of R$ 389,163,595.40 (three hundred and eighty-nine million one hundred and sixty-three thousand five hundred and ninety-five Reais and forty cents), to be paid from March 13th, 2015 onwards, without remuneration or monetary adjustment. This distribution, in addition to the intermediary distribution of dividends in the amount of R$ 389,553,527.40 (three hundred and eighty-nine million five hundred and fifty-three thousand five hundred and twenty-seven Reais and forty cents) paid in August 2014, totals R$ 778,717,122.80 (seven hundred and seventy-eight million seven hundred and seventeen thousand one hundred and twenty-two Reais and eighty cents) in dividends for the fiscal year ended December 31st, 2014. The proposal of the 2014 net earnings destination is subject to approval in the Company’s annual shareholders’ meeting.

Holders of shares issued by Ultrapar as of the record dates informed below will receive the dividend of R$ 0.71 per share.

The record date to establish the right to receive the dividend will be March 4th, 2015 in Brazil, and March 9th, 2015 in the United States of America. Therefore, from March 5th, 2015 onwards, the shares will be traded "ex-dividend" on both the São Paulo Stock Exchange (BM&FBOVESPA) and the New York Stock Exchange (NYSE).

São Paulo, February 25th, 2015.

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2015
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(2014 Financial Report; 4Q14 and 2014 Earnings release; Board of Directors Minutes; Fiscal Council Minutes; Notice to Shareholders)